As confidentially submitted to the Securities and Exchange Commission on December 23, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JIN MEDICAL INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Cayman Islands	3790	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China
+86-519 89607972

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, NY 10168
(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 800 Third Ave., Suite 2800 New York, NY 10022 212-530-2206

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be registered	Proposed Maximum Aggregate Price Per Share		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Ordinary shares, par value US$[●] per share(3)	[●]	US$	[●]	US$	[●]	US$	[●]
Underwriters’ warrants(4)	[●]	US$	[●]	US$	[●]	US$	[●]
Ordinary shares underlying Underwriters’ warrants	[●]	US$	[●]	US$	[●]	US$	[●]
Total	[●]			US$	[●]	US$	[●]

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act. Includes the offering price attributable to [●] additional ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.

(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(4)	We have agreed to issue, on the closing date of this offering, warrants, or the Underwriters’ Warrants, to the representative of the underwriters, [●], in an amount equal to [●]% of the aggregate number of ordinary shares sold by us in this offering. The exercise price of the Underwriters’ Warrants is equal to [●]% of the price of our ordinary shares offered hereby. The Underwriters’ Warrants are exercisable for a period of [●] years from the effective date of this registration statement and will terminate on the [●] anniversary of the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

As confidentially submitted to the Securities and Exchange Commission on [●], 2020

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2020

[●] Ordinary Shares

JIN MEDICAL INTERNATIONAL LTD.

We are offering [●] ordinary shares, par value US$0.001 per share (“Ordinary Shares”). This is the initial public offering of our Ordinary Shares. The offering price of our Ordinary Shares in this offering is expected to be $[●] per share. Prior to the completion of this offering, there has been no public market for our Ordinary Shares.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Our CEO, Mr. Erqi Wang, owns and will continue to own at least 50% of the voting power of our Company after the closing of this offering, therefore we are a “controlled company” as defined under NASDAQ Listing Rules. However, even if we qualify as a “controlled company,” we do not intend to rely on the controlled company exemptions provided under NASDAQ Listing Rules. For more information about risks relating to “controlled company”, see “Risk Factors - Since our CEO will own at least 50% of our Ordinary Shares following the initial public offering, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.”

Investing in our Ordinary Shares involves a high degree of risk. Before buying any Ordinary Shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 10 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary— Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to issue, on the closing date of this offering, Underwriters’ Warrants to the representative of the underwriters, in an amount equal to [●]% of the aggregate number of Ordinary Shares sold by us in this offering. For a description of other terms of the Underwriters’ Warrants and a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 159.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 159.

This offering is being conducted on a firm commitment basis. The underwriters, [●], are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to [●]% of the total number of our Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[●] based on an assumed offering price of $[●] per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●]. If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures which require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 45.

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about [●], 2021.

[●]

Prospectus dated [●], 2021.

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to our subsidiaries and Changzhou Zhongjin, our VIE in Changzhou City, Jiangsu Province, China and its subsidiaries;

●	“Changzhou Zhongjin” are to Changzhou Zhongjin Medical Equipment Co., Ltd., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements among WFOE, Changzhou Zhongjin and shareholders of Changzhou Zhongjin;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Jin Med” are to Jin Medical International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Ordinary Shares” are to the ordinary shares, par value US$0.001 per share, of the Company;

●	“Taizhou Zhongjin” are to Changzhou Zhongjin’s wholly owned subsidiary, Zhongjin Medical Equipment (Taizhou) Ltd., a limited liability company organized under the laws of the PRC; and

●	“VIE” are to variable interest entity;

●	“VIE Agreements” are to a series of contractual arrangements, including the Exclusive Service Agreement, the Call Option Agreement, the Equity Pledge Agreement, the Shareholders’ Voting Rights Proxy Agreement and Powers of Attorney, and the Spousal Consents;

●	“we,” “us,” “the Company”, or “JIN MED” are to Jin Medical International Ltd., and its Affiliated Entities, as the case may be;

●	“WFOE” or “Erhua Med” are to Erhua Medical Technology Chang Zhou Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Zhongjin HK;

●	“Zhongjin HK” are to Jin Med’s wholly owned subsidiary, Zhongjin International Limited, a company organized under the laws of Hong Kong;

●	“Zhongjin Jing’ao” are to Changzhou Zhongjin’s wholly owned subsidiary, Changzhou Zhongjin Jing’ao Trading Ltd., a limited liability company organized under the laws of the PRC.

Our business is conducted by Changzhou Zhongjin, our VIE in the PRC, and its subsidiaries, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report (“Frost & Sullivan Report”) commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan”), an independent market research firm, regarding our industries and our market positions in China, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

We are a designer and manufacturer of wheelchairs and living aids products for people with disabilities, the elderly and people recovering from injury. Our business focuses primarily on wheelchairs. For the six months ended March 31, 2020, and for the fiscal years ended September 30, 2019 and 2018, sales of wheelchairs and wheelchair components represented approximately 99.4%, 99.7% and 99.7%, respectively, of our revenue, while sales of living aids products such as oxygen concentrators and bathing machines represented approximately 0.6%, 0.3% and 0.3%, respectively, of our revenue. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Since 2006, we have been designing and manufacturing wheelchairs. Almost all of our wheelchairs currently for sale are manual wheelchairs. We only started selling electric wheelchairs in 2018, and electric wheelchairs accounted for 2%, 1%, and nil of our revenues for the six months ended March 31, 2020, and for the fiscal years ended September 30, 2019 and 2018, respectively. Our manual wheelchair product category has a wide range of products at various price points, consisting of more than thirty models with various designs and pricings. Our mid to high-end wheelchairs and components are mostly geared towards customers in Japan, and represented approximately 69%, 73% and 78% of our total sales for the six months ended March 31, 2020, and for the fiscal years ended September 30, 2019 and 2018, respectively. Our relatively lower-end manual wheelchairs and components are targeted for customers in China, and represented approximately 12%, 13% and 10% of our total sales for the for the six months ended March 31, 2020, and for the fiscal years ended September 30, 2019 and 2018, respectively. We believe the wheelchair markets in Japan and China are favorably exposed to multiple macro-economic growth driving factors such as rising spending power, growing popularity of outdoor and active lifestyles for the disabled population, and general needs for better mobility equipment. In addition, we believe demand for our products in Japan and China will increase over the next several decades from incremental demand of our products due to the growing aging population. According to the Frost & Sullivan Report, as of early 2020, more than 20% of Japan’s population is over 65 years old, the highest proportion in the world, and by 2030, one in every three people will be 65 or older, and one in five people will be 75 or older. Japanese demographers estimate that senior citizens will account for 40% of the population in Japan in 2060. Similarly in China, According to the National Bureau of Statistics of China, the population aged 65 or above has grown at a Compound Annual Growth Rate (“CAGR”) of 5.2% from approximately 143.9 million in 2015 to approximately 176.0 million in 2019. We believe the expansion of the aging populations in Japan and China will continue in the near future, providing a real opportunity for us to grow our business.

We seek to deliver high quality products with customized attributes tailored to our end users’ specifications at competitive prices through our integrated manufacturing process. Our wheelchairs are designed to be lightweight and ergonomic, using the best materials available at their respective pricing points for each product category. We own two manufacturing facilities in China, where we carry out design, engineering, manufacturing, and assembly of our products. While we strive to achieve efficiency by standardizing and optimizing certain procedures across our production cycle, we understand the uttermost importance of maintaining the first-class quality of our products and strictly enforce our quality control protocols at every step of our production process.

To date, all of our products are distributed through qualified dealers in the markets where we operate. We have a stable and well-established distribution network, which has helped us grow our sales and expand our market for more than a decade. We are constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them. For example, since 2006, we have worked closely with our largest dealer and sole distributor in Japan, Nissin Medical Industries Co., Ltd., which is one of the largest medical device distributor in Japan. As of the date of the prospectus, we have established relationships with over forty distributors in China, and over twenty in the other regions of the world where we currently sell our products.

Our research and development (“R&D”) capabilities have always been a cornerstone of our success. Our R&D department currently has 39 employees, many of whom own advanced degrees in engineering and related fields. Our CEO, Dr. Erqi Wang, is the core leader of our R&D department. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Our wheelchairs designed under this concept have won a number of design awards in China, including the Changzhou Science and Technology Progress Award in 2012, the Wujin District Science and Technology Progress Award in 2012, the Silver Award of the First Industrial Design Competition of Jiangsu Province in 2013, and the CF Silver Award of the “Canton Fair” in 2014. As a result of our R&D efforts, we have 103 patents already issued and are in the process of registering 23 additional patents with the Patent Administration Department of the PRC. We plan to further invest in our R&D efforts to deliver innovative wheelchairs and living aids products to meet the needs of our customers. Beginning in 2018, to expand our business and diversify our product offering, we started to explore the markets for electric wheelchairs and other living aids products such as oxygen concentrators and bathing machines. To date, our R&D department has developed a number of new products, including: a portable oxygen concentrator, which is one of the smallest on the market designed for people needing oxygen supply while maintaining their independence and mobility; a lightweight electric wheelchair that weighs only 17 kg and adopts an anti-tilting system equipped with safety belts; and an electric lifting bathing machine that adopts unique user-friendly designs such as foot-locked rear casters that ensure the stable and comfortable lifting operation and bathing experience. As of the date of this prospectus, we are in the process of evaluating the markets and viability of these new products by introducing them to a few selected dealers in different regions.

We are led by a management team with extensive experience in R&D, manufacturing and commercialization of wheelchair and living aids product. We believe our management team is well positioned to lead us through the development, regulatory approval and commercialization of our future products, while maintaining and improving the market position of our existing products. Our financial and operating results for the last two fiscal years and for the six months ended March 31, 2020 were as follows: our revenue increased from $16,608,773 for the fiscal year 2017 to $20,911,864 for 2018, an increase of $4,303,091 or 26%, and our net income increased from $2,260,261 for the fiscal year 2017 to $3,681,691 for the fiscal year 2018, an increase of $1,421,430 or 63%; our revenue decreased from $20,911,864 for the fiscal year 2018 to $20,366,846 for the fiscal 2019, a decrease of $545,018 or 2.6%, and our net income decreased from $3,681,691 for the fiscal year 2018 to $3,647,510 for the fiscal year 2019, a decrease of $34,181 or 0.9%. For the six months ended March 31, 2020, our revenue was $7,169,711, representing a 29.6% decrease from the six months ended March 31, 2019, and our net income was $1,171,032, representing a 42.9% decrease from the six months ended March 30, 2019.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

●	high quality products that focus on customer needs;

●	well established distribution network;

●	strong focus on research and development;

●	vertically integrated production; and

●	experienced management team and dedicated employees.

Our Strategies

We intend to grow our business using the following key strategies:

●	develop innovative wheelchair products to meet customers’ needs;

●	expand product offering by adding new products;

●	enhance our distribution network;

●	further expand to markets beyond Japan and China; and

●	increase our production capability to increase sales.

Our Challenges

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	we operate in highly competitive markets;

●	a significant portion of our revenue is concentrated on a few large customers;

●	we depend on a stable supply of raw materials and components for our manufacture business;

●	our business depends on the performance of dealers who distribute our products to the end-users;

●	our products are subject to inherent risks relating to product liability and personal injury claims;

●	we have limited sources of working capital and will need substantial additional financing;

●	the recent global coronavirus COVID-19 outbreak;

●	our expansion into new product categories may expose us to new challenges and more risks;

●	the PRC government may find that the VIE agreements that establish the structure for operating our businesses in China do not comply with PRC regulations;

●	we rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations;

●	because we are a Cayman island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain;

●	we must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete;

●	uncertainties with respect to the PRC legal system could adversely affect us;

●	fluctuations in exchange rates could adversely affect our business and the value of our securities; and

●	increases in labor costs in the PRC may adversely affect our business and results of operations.

Corporate Information

Our principal executive offices are located at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province People’s Republic of China, and our phone number is +86519 89607972. Our registered office in the Cayman Islands is located at P.O. Box 31119, Grand Pavilion, Hibiscus Way,802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, Cayman Islands, and the phone number of our registered office is + 1345 769 9372. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, NY 10168. We maintain a corporate website at www.zhjmedical.com. The information contained in, or accessible from, our website or any other websites does not constitute a part of this prospectus.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on 20,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [   ] Ordinary Shares being offered. For more detail on our corporate history please refer to “Business – Corporate History and Structure”.

Controlled Company

We are a controlled company as defined under NASDAQ Listing Rules, and as long as our CEO, Mr. Erqi Wang, owns at least 50% of the voting power of our Company, we will be a controlled company. However, even if we qualify as a controlled company, we do not intend to rely on the controlled company exemptions provided under NASDAQ Listing Rules. To that extent, we have set up the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, all of which consist solely of independent directors and adopted a charter for each committee.

For so long as we are a controlled company under that definition, we are permitted however to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the controlled company exemption under the NASDAQ Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the controlled company exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See “Risk Factors - Since our CEO will own at least 50% of our Ordinary Shares following the initial public offering, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.”)

Contractual Arrangements

Neither we nor our subsidiaries own any equity interest in our VIE. Instead, we control and receive the economic benefits of our VIE, Changzhou Zhongjin’s business operations through a series of contractual arrangements. Our WFOE, VIE, and VIE’s shareholders, entered into a series of contractual arrangements, also known as VIE Agreements, on November 26, 2020. The VIE Agreements are designed to provide our WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of our VIE, including absolute control rights and the rights to the assets, property and revenue of our VIE.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Island requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

THE OFFERING

Shares Offered	[●] Ordinary Shares

Over-allotment Option	We have granted the underwriters [45] days from the date of the closing of this offering to purchase up to an additional 15% of our Ordinary Shares on the same terms as the other Ordinary Shares being purchased by the underwriters.

Ordinary Shares outstanding prior to completion of this offering	[●] Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares (or [●] Ordinary Shares assuming that the underwriters’ over-allotment option is exercised in full)

Use of Proceeds	We estimate that our net proceeds from this offering will be approximately $[●], based on an assumed initial public offering price of $[●] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the over-allotment option granted to the underwriters. We intend to use the net proceeds from this offering for production capacities expansion and research and development. See “Use of Proceeds” for more information.

Underwriters’ Warrants	[●].

NASDAQ Trading symbol	We intend to apply for listing of our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”.

Transfer Agent	[●]

Risk Factors	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our Ordinary Shares.

Lock-Up	We, our directors and executive officers, and our existing beneficial owners of 10% or more of our outstanding Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares for a period ending [180] days after the commencement of the trading of the Ordinary Shares. See “Underwriting” for more information.

SUMMARY FINANCIAL DATA

The following tables set forth selected historical statements of operations for the fiscal years ended September 30, 2019 and 2018, and balance sheet data as of September 30, 2019 and 2018, which have been derived from our audited financial statements for those periods. The summary consolidated statements of operations and comprehensive income data for the six months ended March 31, 2019 and 2020, and summary consolidated balance sheets data as of March 31, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Fiscal Year Ended September 30, 2019	For the Fiscal Year Ended September 30, 2018
Revenue	$20,366,846	$20,911,864
Gross profit	$7,511,592	$7,658,134
Operating expenses	$3,107,842	$3,430,587
Income from operations	$4,403,750	$4,227,547
Provision for Income taxes	$479,629	$616,880
Net income	$3,647,510	$3,681,691

	For the Six Months Ended March 31, 2020	For the Six Months Ended March 31, 2019
Revenue	$7,169,711	$10,182,222
Gross profit	$2,594,627	$3,867,691
Operating expenses	$1,421,300	$1,595,745
Income from operations	$1,173,327	$2,271,946
Provision for Income taxes	$49,670	$161,826
Net income	$1,171,032	$2,052,625

Selected Balance Sheet Information:

	As of September 30, 2019	As of September 30, 2018
Current assets	$17,704,482	$15,606,666
Total assets	$20,361,780	$18,679,307
Current liabilities	$9,656,459	$9,677,988
Total liabilities	$9,656,459	$9,677,988
Total shareholders’ equity	$10,705,321	$9,001,319

	As of March 31, 2020	As of September 30, 2019
Current assets	$19,579,311	$17,704,482
Total assets	$22,186,543	$20,361,780
Current liabilities	$10,249,438	$9,656,459
Total liabilities	$10,249,438	$9,656,459
Total shareholders’ equity	$11,937,105	$10,705,321

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Jin Medical International Ltd.” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We operate in highly competitive markets, and the scale and resources of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our net revenues and profitability.

We design and manufacture wheelchairs and living aids products. These industries are highly competitive in the markets where we compete, mainly Japan and the PRC. We compete in various aspects, including brand recognition, value for money, user experience, breadth of product and service offerings, product functionality and quality, sales and distribution, supply chain management, customer loyalty, and talents, among others. Intensified competition may result in pricing pressures and reduced profitability and may impede our ability to achieve sustainable growth in our revenues or cause us to lose market share. Our competitors may also engage in aggressive and negative marketing or public relations strategies which may harm our reputation and increase our marketing expenses. Any of these results could substantially harm our results of operations.

Some of our existing and potential competitors enjoy substantial competitive advantages, including: longer operating history, the capability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, more established relationships with a larger number of suppliers, contract manufacturers and channel partners, access to larger and broader user bases, greater brand recognition, greater financial, research and development, marketing, distribution and other resources, more resources to make investments and acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. We cannot assure you that we will compete with them successfully.

A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

Our customers consist solely of qualified dealers. We have several large customers with whom we generated substantial revenue each year. For the six months ended March 31, 2020, two customers represented approximately 68.7%, and 10.4% of the Company’s sales, respectively. For the fiscal year ended September 30, 2019, three customers represented approximately 63.5%, 9.2%, and 9.0% of the Company’s sales, respectively. For the fiscal year ended September 30, 2018, two customers represented approximately 78.1% and 7.3% of the Company’s sales, respectively. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers reduces or stops their purchases from us.

A disruption, termination or alteration of the supply of materials or components due to natural disasters, political and economic turmoil, and widespread disease or pandemics (such as the recent coronavirus outbreak) could materially adversely affect the sales of our products.

Our business depends on the supply of manufacturing materials and components such as tubing, cushions, electric components and various types of wheels from certain parts manufacturers. We are reliant on a consistent supply of materials and components in order to maintain our manufacturing capability. If these suppliers experience production delays, we may receive a lower allocation of materials and parts than anticipated, or if the quality or design of their materials and parts changes, or if these manufacturers implement recalls, we could incur substantive costs or disruptions to our business, which could have a material adverse effect on our net sales, financial condition, profitability and cash flows.

In addition, volatility in the financial markets generally could impact the financial viability of our suppliers, or could cause them to exit certain business lines, or change the terms on which they are willing to provide products. Further, any changes in quality or design, capacity limitations, shortages of raw materials or other problems could result in shortages or delays in the supply of certain wheelchair parts to us. Our business, operating results and financial condition could suffer if our suppliers reduce output or introduce new parts that are incompatible with our current wheelchair designs or manufacturing process.

Further, conditions such as public health crises could impair our ability to procure necessary materials. Such public health crises may also increase the cost of these materials. For example, an outbreak of a new strain of coronavirus in Wuhan, China (“COVID-19”) has resulted in widespread quarantines and travel bans issued by the Chinese government for a certain period of time in 2020. Such quarantines and travel bans have had a substantial impact on our corporate operations in China and our operational results and our revenues in 2020 were impacted.

Increases in the price of raw materials or impact of currency value fluctuations could impact our ability to sustain and grow earnings.

Our manufacturing processes consume substantive amounts of raw materials, the costs of which may be subject to worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. Raw material price fluctuations may adversely affect our results. We purchase significant amounts of aluminum, steel, plastics, titanium alloys, plastic, as well as other commodity-sensitive raw materials annually. In particular, in the past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected.

Although the amount of our sales and costs denominated in foreign currencies is focused on Japan currently, our business strategy will require us to increase our international reaches and sales in the future, which would increase our exposure to risks of doing business on a global scale, including fluctuations in foreign currencies, changes in the economic strength of the countries in which we do business, difficulties in enforcing contractual obligations and intellectual property rights, burdens of complying with a wide variety of international export and import laws and social, political and economic instability. In particular, changes in currency values and tariff policies in foreign countries could also impact the level of competition in our major market such as Japan, as international products may become less costly due to relative conversion rates amongst different currencies. Further, commodity pricing and currency exchange rates may fluctuate significantly in the future. Such fluctuations could have a material effect on our results of operations, financial position and cash flows and impact the comparability of our results between financial periods.

Our business depends on the performance of dealers and disruptions within our dealer network could have a negative effect on our business.

We sell our products through a network of qualified dealers, many of whom also resell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. We do not establish exclusivity clauses with dealers in order to strengthen our bargaining power. We usually do not enter into any long-term business agreements with our dealers and we strive to maintain good relationship with our dealers. We can provide no assurance that we will be able to maintain such goodwill with our dealers and renew our dealer agreements on favorable terms, if at all.

Our largest dealer represented approximately 68.7%, 63.5% and 78.1% of our revenue for the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, respectively. The performance of this dealer is extremely important to us. Although we have strived to maintain a good relationship with this dealer, there is no guarantee that such relationship will not deteriorate or be terminated in the future. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with one or more of our largest dealers or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected.

Our products are subject to inherent risks relating to product liability and personal injury claims.

We, as a company manufacturing wheelchairs and living aids products, are exposed to risks inherent in the manufacturing and distribution of medical devices, such as with respect to improper constructions, adequacy of warnings, and unintended uses of our products. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a manufacturer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable laws, rules and regulations to recover from the relevant third parties for compensation in connection with a product liability claim. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer.

We do not carry product liability insurance coverage for products sold in countries where product liability insurance is not required, including our two largest markets, Japan and China. Further, we may not be able to maintain product liability insurance for our products sold in oversea markets at a reasonable cost or in sufficient amounts to protect us against losses due to liability, or such insurance coverage may not be sufficient to cover all losses. A successful product liability claim or series of claims brought against us could adversely affect our business, operating results, and financial condition.

Further, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to customers or other claimants, the inability to commercialize our product candidates and decreased demand for our product candidates, if authorized for commercial sale. We, like many other similar companies in China, generally do not carry product liability insurance. Currently, we only maintain product liability insurance for certain wheelchair products sold to a dealer located in the U.S. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

If Changzhou Zhongjin or Taizhou Zhongin were to lose their certification as a National High Tech Enterprise, we could face higher tax rates than we currently pay for much of our revenues.

Changzhou Zhongjin and Taizhou Zhongjin were approved as National High Tech Enterprises (“NHTE”) in November 2018. The NHTE status is valid for three years and may be renewed upon expiration, and entitles Changzhou Zhongjin and Taizhou Zhongjin to a favorable tax rate of 15%, rather than the unified rate of 25%. For the year ended September 30, 2019, the taxes payable by us would have increased by $312,370 if Changzhou Zhongjin and Taizhou Zhongjin were not certified as NHTE. In the event we were to lose the benefit of the favorable tax rate in the future, we could see significant increases in the amount of taxes we pay, meaning that our operating results could be materially harmed, even in the absence of a decrease in our operations.

We have limited sources of working capital and will need substantial additional financing

The working capital required to implement our business strategy and R&D efforts will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our inability to obtain sufficient additional financing would have a material adverse effect on our ability to implement our business plan and, as a result, could require us to significantly curtail or potentially cease our operations. As of September 30, 2019, we had cash of approximately $1.9 million and short-term investments of $1.4 million, total current assets of approximately $17.7 million and total current liabilities of approximately $9.7 million. We will need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares. Our ability to complete additional financings is dependent on, among other things, the state of the capital markets at the time of any proposed offering, market reception of the Company and the likelihood of the success of its business model and offering terms. There is no assurance that we will be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof, on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs and to support our operations. If we do not obtain adequate capital on a timely basis and on satisfactory terms, our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of Mr. Erqi Wang, our President, Chief Executive Officer, Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as his personal and business contacts in the PRC. Additionally, Mr. Erqi Wang, performs key functions in the operation of our business as our Chief Engineer. We may not be able to retain Mr. Erqi Wang for any given period of time. Although we have no reason to believe that Mr. Erqi Wang will discontinue his services with us or Changzhou Zhongjin, the interruption or loss of his services would adversely affect our ability to effectively run our business and pursue our business strategy as well as our results of operations. We do not carry key man life insurance for any of our key personnel, nor do we foresee purchasing such insurance to protect against the loss of key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

We source our raw materials used for manufacturing from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the fiscal year ended September 30, 2019, two of our suppliers accounted for 10.3%, and 10.1% of the total purchases, respectively. For the fiscal year ended September 30, 2018, two of our suppliers accounted for 38.4% and 10.5% of the total purchases, respectively. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

Although we do not own or control our distributors, the actions of these distributors may affect our business operations or our reputation in the marketplace.

Our distributors are independent from us, and as such, our ability to effectively manage their activities is limited. Distributors could take any number of actions that could have material adverse effects on our business. If we fail to adequately manage our distribution network or if distributors do not comply with our distribution agreements, our corporate image could be tarnished among end customers, disrupting our sales and revenues. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws. Recently, the Chinese government has increased its anti-bribery efforts in the healthcare sector in recent years to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws and the authority determines that we are responsible for our distributors’ illegal activities, then we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our shares could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

Our success depends on our ability to protect our intellectual property.

Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. We own 103 valid patents and have filed 23 additional patent application with the Patent Administration Department of the PRC, however there is no assurance that our filed patent applications will be granted.

Any patents relating to our technologies may not be sufficiently broad to protect our products. In addition, our patents may be challenged, potentially invalidated or potentially circumvented. Our patents may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.

We also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

Our Success Depends on Our Ability to Increase Awareness of Our Brands and Develop Customer Loyalty

Our portfolio of both wheelchairs and living aids products is comprised of high-quality products. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our business is subject to complex and evolving foreign laws and regulations where we sell our products; these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in sales.

We are subject to a variety of foreign laws and regulations in the countries where we sell our products, including intellectual property, competition, consumer protection, product safety, and social benefits. Furthermore, the introduction of new products, such as oxygen concentrators and electric wheelchairs, in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations, among others resulting from the need to obtain additional licenses and approvals to conduct our businesses as envisioned. In addition, the application or interpretation of these laws and regulations is not clear in some jurisdictions, which could make compliance more costly. Moreover, if third parties we work with, such as distributors and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us.

We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, any non-compliance may expose us to liability. In the event of that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Regulation” for further details on the requisite approvals license permits and certifications.

Our expansion into new product categories may expose us to new challenges and more risks.

We strive to continue to expand and diversify product offerings. Expanding into new product categories involve new risks and challenges. Our potential lack of familiarity with new products and the lack of relevant customer data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance.

Furthermore, we may need to price our new products more aggressively to penetrate new markets, and gain market share or remain competitive. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations.

We may fail to effectively develop and commercialize new products, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The wheelchair and living aids markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. Consequently, our future success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner. Our new and advanced products must also meet our customers evolving demand over time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all, due to general slow responsiveness of wheelchair and living aids markets. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. In the future, we may be unable to offset the effect of declining average sales prices through increased sales volume and controlling product costs. Lastly, due to litigious nature of medical devices, problems may arise regarding regulatory, intellectual property, product liability or other issues that may affect the product’s continued commercial viability.

Our business may be adversely impacted by product defects.

Product defects can occur throughout the product development, design and manufacturing processes or as a result of our reliance on third parties for components, raw materials, and manufacturing. Any product defects or any other failure of our products or substandard product quality could harm our reputation and result in adverse publicity, lost revenues, delivery delays, product recalls, relationships with our network partners and other business partners, product liability claims, administrative penalties, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects. While we maintain a reserve for product warranty costs based on certain estimates and our knowledge of current events and actions, our actual warranty costs may exceed our reserve, resulting in current period expenses and a need to increase our reserve for warranty costs.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected

We place great emphasis on product quality and adhere to stringent quality control measures and have obtained quality control certifications for our products. To meet our customers’ requirements and expectations for the quality and safety of our products, we have adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancellation or loss of purchase orders from our customers. Moreover, our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

The results of our operations may be significantly affected by the public’s perception of our product and similar companies. This perception is dependent upon opinions concerning:

●	the safety and quality of our products;

●	the safety and quality of similar products distributed by other companies; and

●	our downstream dealers.

Adverse publicity concerning any actual or purported failure to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our sales and ability to generate revenue. In addition, our consumers’ perception of the safety and quality of products and ingredients as well as similar products and distributed by other companies can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers’ use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

We rely on third-party logistics service providers to deliver our products. Disruption in logistics may prevent us from meeting customer demand and our business, results of operations and financial condition may suffer as a result

We engage third-party logistics service providers to deliver our products from our warehouses to our distributors. Disputes with or termination of our contractual relationships with one or more of our logistics service providers could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics service providers on terms acceptable to us, or that we will be able to establish relationships with new logistics service providers to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with our preferred logistics service providers, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our consumers. If there is any breakdown in our relationships with our preferred logistics service providers, we cannot assure you that no interruptions in our product delivery occur or that they would not materially and adversely affect our business, prospects and results of operations.

As we do not have any direct control over these logistics service providers, we cannot guarantee their quality of service. In addition, services provided by these logistics service providers could be interrupted by unforeseen events beyond our control, such as poor handling provided by these logistics service providers, natural disasters, pandemics, adverse weather conditions, riots and labor strikes. If there is any delay in delivery, damage to products or any other issue, we may lose customers and sales and our brand image may be tarnished.

Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements.

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our production lines was 95%, 90% and 66% for the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, respectively. The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

The global coronavirus COVID-19 outbreak has caused significant disruptions in our business, which we expect may continue to materially and adversely affect our results of operations and financial condition

The outbreak of COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted in the first quarter of 2020, including those of our suppliers, customers and employees. This global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond had, and may continue to have, a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which may cause shortage in the supply of raw materials, reduce our production capacity, increase the likelihood of default from our customers and delay our product delivery. Our business operation was also disrupted, and may continue to be disrupted, if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices and production to be closed down and disinfected. All of these had, and may continue to, have a material adverse effect on our results of operations and financial condition in the near term. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

we currently operate our knowledge sharing and enterprise service platform through Changzhou Zhongjin, a VIE entity, through a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Changzhou Zhongjin are treated as our assets and liabilities and the results of operations of Changzhou Zhongjin are treated in all aspects as if they were the results of our operations. For a description of these contractual arrangements, see “Business—Contractual Arrangements between WFOE, Changzhou Zhongjin and Its Shareholders” and “Related Party Transactions—Contractual Arrangements with WFOE, Changzhou Zhongjin and Its Shareholders.”

In the opinion of our PRC legal counsel, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Changzhou Zhongjin in China and WFOE, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each contracts among WFOE, Changzhou Zhongjin and its shareholders is legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or Changzhou Zhongjin are found to be in violation of any PRC laws or regulations, if the contractual arrangements among WFOE, Changzhou Zhongjin and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, or if we or Changzhou Zhongjin fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and/or operating licenses of WFOE or Changzhou Zhongjin;

●	discontinuing or restricting the operations of WFOE or Changzhou Zhongjin;

●	imposing conditions or requirements with which we, WFOE, or Changzhou Zhongjin may not be able to comply;

●	requiring us, WFOE, or Changzhou Zhongjin to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Changzhou Zhongjin;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Changzhou Zhongjin in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Changzhou Zhongjin or our right to receive substantially all the economic benefits and residual returns from Changzhou Zhongjin and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Changzhou Zhongjin in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Changzhou Zhongjin and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Changzhou Zhongjin as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Changzhou Zhongjin. Under the current contractual arrangements, as a legal matter, if Changzhou Zhongjin or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your stock would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Changzhou Zhongjin’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Changzhou Zhongjin are held by a total of four shareholders. Their interests may differ from the interests of our Company as a whole. They may breach, or cause Changzhou Zhongjin to breach, or refuse to renew the existing contractual arrangements we have with Changzhou Zhongjin, which would have a material adverse effect on our ability to effectively control Changzhou Zhongjin and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Changzhou Zhongjin to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the Share Disposal and Exclusive Option to Purchase Agreement with these shareholders to request them to transfer all of their equity interests in Changzhou Zhongjin to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Changzhou Zhongjin, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our variable interest entity Changzhou Zhongjin and the shareholders of Changzhou Zhongjin were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Changzhou Zhongjin’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Changzhou Zhongjin for PRC tax purposes, which could in turn increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of Changzhou Zhongjin to transfer their equity interests in Changzhou Zhongjin at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Changzhou Zhongjin for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Changzhou Zhongjin’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Changzhou Zhongjin, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, WFOE has the exclusive right to purchase all or any part of the equity interests in Changzhou Zhongjin from Changzhou Zhongjin’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The shareholders of Changzhou Zhongjin will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Changzhou Zhongjin. Additionally, if such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

We may lose the ability to use and enjoy assets held by Changzhou Zhongjin that are material to the operation of certain portion of our business if Changzhou Zhongjin goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Changzhou Zhongjin, Changzhou Zhongjin and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and licenses. If Changzhou Zhongjin goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, Changzhou Zhongjin may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If Changzhou Zhongjin undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy expanded well in the last two decades, the rapid growth of the Chinese economy has slowed down since 2012, and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our Company’s PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits, and shall be registered with China’s State Administration of Foreign Exchange (“SAFE”), or its local counterparts. Furthermore, for any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, we shall submit a change report through relevant system to China’s Ministry of Commerce (“MOFCOM”), or its local counterparts. If we are not be able to conform to these government requirements on a timely basis, our ability to make equity contributions or provide loans to our Company’s PRC subsidiaries or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take as long as six months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to the banks at the place of registration certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and the relevant business registration certificate of the invested company.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to the banks at the place of registration certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different banks and SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

If we decide to finance our subsidiaries by means of capital contributions, we are required to apply for an enterprise change registration to the relevant market supervision authority, and a change report of capital contributions must be submitted at the time of completion of enterprise change registration. We cannot assure you that we will be able to obtain these government approvals or complete the necessary government registrations on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to complete such registrations or receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders. Because substantially all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our sales in China. However, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to the clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Ordinary Shares, or the gain our non-PRC stockholders may realize from the transfer of our Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC stockholders, or if non-PRC stockholders are required to pay PRC income tax on gains on the transfer of their Ordinary Shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our Company, because these parties are not always subject to our control.

Although we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Our wheelchairs and living aids products are classified as medical devices, which are subject to safety and technical inspections by authorities, failure of which may result in monetary penalties, delays and interruptions in production, and loss of sales.

In the PRC, wheelchairs and living aids products are classified as Class II medical devices according to the catalogue of medical devices promulgated by the China Food and Drug Administration in August 31, 2017. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. According to the “Regulations on Supervision and Administration of Medical Devices (Revision 2017) (the “SUMD”), all Class II medical devices are subject to inspections to meet safety and technical requirements, and medical device manufacturers must ensure that new medical devices satisfy the compulsory standards and the technical requirements that have been registered or filed for record with local medical products administration where the applicant is located. In January 2020, one of our new products, a molecular oxygen concentrator, did not meet the requirements specified in the “Safety Requirements for Medical Oxygen Concentrators” and product technical requirements of “Medical Molecular Sieve Oxygen Generators” stipulated under the under Article 24 of SUMD. In view of the fact that Company actively cooperated in the investigation and collection of evidence in this case, and the product was not sold to public or caused any harmful consequences, the Company was fined RMB20,000 approximately US$2,856 for a lighter penalty. As of the date of the prospectus, we have paid the fine and submitted a new request for inspection. We expect the inspection to complete by the end of 2021. Although this was the first time our medical device products failed the inspection, we cannot assure you that they will not fail other inspections, in which care, we will be subject to monetary penalties, delays and interruptions in production and loss of sales.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries and variable interests entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and variable interests entities are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign invested entities (“FIEs”), to finance their activities cannot exceed statutory limits and must be registered with SAFE. On March 30, 2015, SAFE promulgated Hui Fa [2015] No. 19, a notice regulating the conversion by a foreign-invested company of foreign currency into RMB. The foreign exchange capital, for which the monetary contribution has been confirmed by the foreign exchange authorities (or for which the monetary contribution has been registered for account entry) in the capital account of a foreign-invested enterprise may be settled at a bank as required by the enterprise’s actual management needs. Foreign-invested enterprises with investment as their main business (including foreign-oriented companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to, under the premise of authenticity and compliance of their domestic investment projects, carry out based on their actual investment scales direct settlement of foreign exchange capital or transfer the RMB funds in the foreign exchange settlement account for pending payment to the invested enterprises’ accounts.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances.

Circular 21 may significantly limit our ability to convert, transfer and use the net proceeds from this offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart, which usually takes no more than 30 working days to complete. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. In fact, the PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Our contractual arrangements with Changzhou Zhongjin are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Changzhou Zhongjin are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from these contractual arrangements between us and Changzhou Zhongjin will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements, through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over Changzhou Zhongjin. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Changzhou Zhongjin, and our ability to conduct our business may be materially and adversely affected.

We are a holding company and we rely for funding on dividend payments from our subsidiaries, which are subject to restrictions under PRC laws.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our VIE and its subsidiaries in the PRC. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our VIE and its subsidiaries. If our VIE and its subsidiaries incur debt or losses, their ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiaries calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Our business may be materially and adversely affected if any of our PRC subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC subsidiaries hold certain assets that are important to our business operations. If any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on 17 December 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if any of our PRC subsidiaries undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as SAT Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal, salary and wages) are made or need to be made by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that Jin Med is not a resident enterprise for PRC tax purpose. Jin Med is not controlled by a PRC enterprise or PRC enterprise group and we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Jin Med, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If we are deemed as a PRC “resident enterprise” by PRC tax authorities, we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15,2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which will come into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of “actual control” and contractual arrangements compared to the 2015 FIL Draft, there is still uncertainty regarding whether our VIE would be identified as a FIE in the future. As a result, we cannot assure you that the new Foreign Investment Law, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have.

Under existing PRC foreign exchange regulations, Renminbi cannot be freely converted into any foreign currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. It cannot be guaranteed that under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved in advance by SAFE.

Under existing foreign exchange regulations, following the completion of this offering, we will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future.

In fact, in light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares. Our capital expenditure plans and our business, operating results and financial condition may be materially and adversely affected.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We may be subject to penalties if we are not in compliance with the PRC’s regulations relating to employee’s social insurance and housing funds.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for employees. Changzhou Zhongjin has been making social security premium at the lowest wages level possible for some of its employees, who actually make higher wages. The relevant social security premium collection agency may challenge Changzhou Zhongjin’s practice and require it to make or supplement contributions within a stipulated period. Changzhou Zhongjin may be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities may impose a fine ranging from one to three times the amount of the amount in arrears.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Changzhou Zhongjin and its subsidiaries have opened bank accounts for its employees’ housing funds deposits, but did not fully deposit some of its employees’ housing funds in accordance with the Regulations of HPF. The relevant PRC authorities may require Changzhou Zhongjin and its subsidiaries to fund its accounts within a prescribed time limit. If Changzhou Zhongjin and its subsidiaries fail to make the payment and deposit within the prescribed time limit, an application may be made to the people’s court for compulsory enforcement.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

You may face difficulties in protecting your interests and exercising your rights as a stockholder since we conduct substantially all of our operations in China, and almost all of our officers and directors reside outside the U.S.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations in China. All of our current officers and almost all of our directors reside outside the U.S. and substantially all of the assets of those persons are located outside of the U.S. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

Risks Related to Doing Business in Japan

We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market.

We are subject to a variety of laws and regulations including intellectual property, competition, consumer protection, product safety, and social benefits in Japan, which is our largest market. For example, in Japan, wheelchairs are subject to the Product Liability Act, which was enacted as a special provision of the principle of negligence liability of the Japanese Civil Code, and stipulates product liability based on the principle of strict liability for accidents caused by products, which eliminates the requirement of intentional act or negligence. Accordingly, we will be strictly liable for damages arising from property or physical damages caused by the defects in our products sold in Japan. In addition, Japan has enacted laws and regulations, such as the “Long-Term Care Insurance Act” that provide social benefits to people with disability using long-term care insurance and business operators who lend and sell assistive products, including wheelchairs, to people with disability. Therefore, if the scope of insured persons who are certified as requiring long-term care or the scope of assistive products covered under long-term care insurance is amended unfavorable in the “Long-Term Care Insurance Act”, then the demand for our product in Japan will deteriorate and our result of operation will suffer. Furthermore, the introduction of new products, such as oxygen concentrators and electric wheelchairs in Japan, may subject us to additional laws and regulations, among others resulting from the need to obtain additional licenses and approvals to conduct our businesses as envisioned. Moreover, if third parties we work with, such as distributors and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us.

Adverse macroeconomic conditions in Japan, our primary market, may harm our business, results of operations and financial condition.

Our business is sensitive to macroeconomic conditions and depends on demand from our user base. In addition, demand for our products is primarily driven by needs of end-users in our largest key markets, Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. In recent years, the economic indicators in Japan have shown mixed signs, and the strength of the Japanese economy is subject to many factors beyond our control. For example, the impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue in the long term is uncertain. In addition, an increase in the consumption tax rate that became effective in October 2019 is adversely impacting the Japanese economy, potentially impacting consumer spending by businesses. Any deterioration of the Japanese economy may result in decline in consumption that would have a negative impact on demand for our products and their prices.

Risks Related to The Offering And Our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering. In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained, and our stock price may be volatile.

Prior to the completion of this offering, our Ordinary Shares were not traded on any market. An active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering. Consequently, you may not be able to sell shares of our Ordinary Shares at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

●	our operating and financial performance;

●	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

●	the public reaction to our press releases, our other public announcements and our filings with the SEC;

●	strategic actions by our competitors;

●	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

●	speculation in the press or investment community;

●	the failure of research analysts to cover our Ordinary Shares;

●	sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;

●	changes in accounting principles, policies, guidance, interpretations or standards;

●	additions or departures of key management personnel;

●	actions by our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; and

●	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Since our CEO will own at least 50% of our Ordinary Shares following the initial public offering, he will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Mr. Erqi Wang, our Chief Executive Officer, and Acting Principal Financial Officer, is currently the beneficial owner of 17,690,000, or 88.45% of our outstanding Ordinary Shares. If we complete the initial public offering of our Ordinary Shares, excluding any shares issuable upon the exercise of the over-allotment option granted to the underwriters, Mr. Wang will have the right to vote [●]% of the Ordinary Shares. He is expected to have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They are expected to have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our stock price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Ordinary Shares may not be able to remain listed on the NASDAQ Capital Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares.

A recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the newly enacted “Holding Foreign Companies Accountable Act” all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC and PCAOB released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law.  This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or through other methods.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Friedman LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis. However, the above recent developments have added uncertainties to our proposed offering, to which Nasdaq may apply additional and more stringent criteria after considering the effectiveness of our auditor’s audit and quality control procedures, adequacy of personnel and training, sufficiency of resources, geographic reach, and experience as related to our audit.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the NASDAQ Stock Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. When our Ordinary Shares are listed on the Nasdaq Capital Market, we intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following: (i) the majority independent director requirement under Section 5605(b)(1) of the NASDAQ Stock Market listing rules, (ii) the requirement under Section 5605(d) of the NASDAQ Stock Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation, (iii) the requirement under Section 5605(e) of the NASDAQ Stock Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors and (iv) the requirement under Section 5605(b)(2) of the NASDAQ Stock Market listing rules that our independent directors hold regularly scheduled executive sessions. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination with respect to our status will be made on March 31, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on March 31, 2021, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NASDAQ Stock Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if we are successfully listed and the market price of our Ordinary Shares increases.

The price of the Ordinary Shares and other terms of this offering have been determined by us along with our underwriters.

If you purchase our Ordinary Shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Underwriters. The offering price for our Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Ordinary Shares.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and our advisors based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public Company status could affect our results of operations.

Shares eligible for future sale may adversely affect the market price of our Ordinary Shares if the shares are successfully listed on NASDAQ or other stock markets, as the future sale of a substantial amount of outstanding Ordinary Shares in the public marketplace could reduce the price of our Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. An aggregate of [●] Ordinary Shares will be outstanding before the consummation of this offering all of which, except those held by management, are or will be freely tradable immediately upon effectiveness of this registration statement. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution of $[●] per share, representing the difference between our assumed initial public offering price of $[●] per share and our pro forma as adjusted net tangible book value per share as of [●]. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

A sale or perceived sale of a substantial number of shares of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

All of our executive officers and directors and all of our shareholders have agreed not to sell shares of our Ordinary Shares for a period of six months following this offering, subject to extension under specified circumstances. See “Lock-Up Agreements.” Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Ordinary Shares in the public market, the market price of our Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Act (2020 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

We are incorporated in the Cayman Island and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has recently adopted a revised securities law, and Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted in China.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients, and further enhance our brand recognition; and

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Mr. Erqi Wang, our chief executive officer;

●	impact of the novel COVID-19 outbreak on our business operations;

●	trends and competition in the wheelchair and living aids products manufacture industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

This prospectus contains statistical data that we obtained from various government publications and the Frost & Sullivan Report. We have not independently verified the data in these reports. Statistical data in these publications also may include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands on January 14, 2020. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel with respect to the laws of the Cayman Islands, and Beijing Dacheng Law office, LLP (Shanghai), our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. Furthermore, it is uncertain whether the Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Maples and Calder (Hong Kong) LLP has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Beijing Dacheng Law office, LLP (Shanghai) has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Beijing Dacheng Law office, LLP (Shanghai) has advised us further that there are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of [●] Ordinary Shares in this offering will be approximately $[●], after deducting the underwriting discounts and estimated offering expenses payable by us, based on the assumed initial public offering price of $[●] per Ordinary Share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[●], after deducting the underwriting discounts and estimated offering expenses payable by us.

Each $[●] increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) the net proceeds to us from this offering by $[●] million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of [●] million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $[●] million, assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

●	approximately 10% for research and development activities, including expanding our R&D team, improving existing products’ engineering and developing new products;

●	approximately 15% for promotion and marketing activities;

●	approximately 35% for increasing production capacities, including expanding and upgrading our production lines and facilities;

●	approximately 30% for acquiring upstream and downstream companies manufacturing wheelchairs and living aids products, including parts manufacturers*; and

●	approximately 10% for general corporate purposes.

*	as of the date of this prospectus, the Company does not have any specific targets for acquisition.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or the market value of our ordinary shares. In view of the foregoing, in purchasing our ordinary shares, you will be entrusting your funds to our management with little specific information as to how the proceeds will be utilized. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We currently cannot make loans or capital contributions to our PRC subsidiary without first obtaining regulatory approvals, and if we decide to use the proceeds from this offering within the PRC, we cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.”

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Zhongjin HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Zhongjin HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Zhongjin HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Zhongjin HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Changzhou Zhongjin to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to Zhongjin HK as dividends from WFOE. Certain payments from our Changzhou Zhongjin to WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if Changzhou Zhongjin or its subsidiaries or branches incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Zhongjin HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Zhongjin HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to Zhongjin HK.

CAPITALIZATION

The following table sets forth our capitalization as of [●], 2020 on:

●	an actual basis; and

●	a pro forma as adjusted basis to give effect to the sale of [●] Ordinary Shares in this offering at the assumed initial public offering price of $[●] per Ordinary Share after deducting the underwriting discounts and estimated offering expenses payable by us.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of [●].”

As of March 31, 2020
	Actual		Pro Forma As Adjusted (1)
	US$		US$
Shareholders’ Equity
Ordinary shares, $[●] par value: [●] shares authorized; [●] shares issued and outstanding; [●] shares issued and outstanding pro forma	[●]		[●]
Additional paid-in capital	[●]		[●]
Statutory reserves	[●]		[●]
Retained earnings	[●]		[●]
Accumulated other comprehensive loss	([●]	)	([●]	)

Total shareholders’ equity	[●]		[●]
Total capitalization	[●]		[●]

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

Each $[●] increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by $[●], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of [●] in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $[●], assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of September 30, 2019, we had a historical net tangible book value of $[●], or $[●] per Ordinary Share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of Ordinary Shares outstanding on September 30, 2019.

After giving effect to the sale of [●] Ordinary Shares in this offering at the assumed initial public offering price of $[●] per Ordinary Share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at [●], 2019 would have been $[●], or $[●] per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[●] per Ordinary Share to existing investors and immediate dilution of $[●] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post- Offering(1)		Full Exercise of Over- allotment Option
Assumed initial public offering price per Ordinary Share	$	[●]	$	[●]
Net tangible book value per Ordinary Share as of September 30, 2019	$	[●]	$	[●]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[●]	$	[●]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[●]	$	[●]
Dilution per Ordinary Share to new investors in this offering	$	[●]	$	[●]

Each $[●] increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2019 after this offering by approximately $[●] per Ordinary Share, and would increase (decrease) dilution to new investors by $[●] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of [●] Ordinary Shares in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2019 after this offering by approximately $[●] per Ordinary Share, and would increase (decrease) dilution to new investors by approximately $[●] per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[●], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[●].

The table and discussion above is based on [●] Ordinary Shares outstanding as of September 30, 2019.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

(1) Assumes that the underwriters’ over-allotment option has not been exercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a designer and manufacturer of wheelchairs and living aids products for people with disabilities, the elderly and people recovering from injury. Our business focuses primarily on wheelchairs. For the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, sales of wheelchairs and wheelchair components represented approximately 99.4%, 99.7% and 99.7%, respectively, of our revenue, while sales of living aids products such as oxygen concentrators and bathing machines represented approximately 0.6%, 0.3% and 0.3%, respectively, of our revenue. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. Almost all of our products are sold to dealers in Japan and China, although a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Since 2006, we have been designing and manufacturing wheelchairs. Almost all of our wheelchairs currently for sale are manual wheelchairs We only started selling electric chairs in 2018, and electric wheelchairs accounted for 2%, 1%, and nil of our revenues for the six months ended March 31, 2020, and fiscal years 2019 and 2018. Our manual wheelchair product category has a wide range of products at various price points, consisting of more than thirty models with various designs and pricings. Our mid to high end wheelchairs and components are mostly geared towards customers in Japan, and represented approximately 69%, 73% and 78% of our total sales for the six months ended March 31, 2020 and for the fiscal years 2019 and 2018, respectively. Our relatively lower end wheelchairs and components are targeted for customers in China, and represented approximately 12%, 13% and 10% of our total sales for the six months ended March 31, 2020, and for the the fiscal years 2019 and 2018, respectively. We believe the wheelchair markets in Japan and China are favorably exposed to multiple macro-economic growth driving factors such as rising spending power, growing popularity of outdoor and active lifestyles for the disabled population, and general needs for better mobility equipment. In addition, we believe demand for our products in Japan and China will increase over the next several decades from incremental demand of our products due to the growing aging population. According to the Frost & Sullivan Report, as of early 2020, more than 20% of Japan’s population is over 65 years old, the highest proportion in the world, and by 2030, one in every three people will be 65 or older, and one in five people will be 75 or older. Japanese demographers estimate that senior citizens will account for 40% of the population in Japan in 2060. Similarly in China, according to the National Bureau of Statistics of China, the population aged 65 or above has grown at a Compound Annual Growth Rate (“CAGR”) of 5.2% from approximately 143.9 million in 2015 to approximately 176.0 million in 2019. We believe the expansion of the aging populations in Japan and China will continue in the near future, providing a real opportunity for us to grow our business.

We seek to deliver high quality products with customized attributes tailored to our end users’ specifications at competitive prices through our integrated manufacturing process. Our wheelchairs are designed to be lightweight and ergonomic, using the best materials available at their respective pricing points for each product category. We own two manufacturing facilities in China, where we carry out design, engineering, manufacturing, and assembly of our products. While we strive to achieve efficiency by standardizing and optimizing certain procedures across our production cycle, we understand the uttermost importance of maintaining the first-class quality of our products and strictly enforce our quality control protocols at every step of our production process.

To date, all of our products are distributed through qualified dealers in the markets where we operate. We have a stable and well-established distribution network, which has helped us grow our sales and expand our market for more than a decade. We are constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them. For example, since 2006, we have worked closely with our sole distributor in Japan, Nissin Medical Industries Co., Ltd., which is one of the largest medical device distributor in Japan. As of the date of the prospectus, we have established relationships with over forty distributors in China, and over twenty in the other regions of the world where we currently sell our products.

Our financial and operating results from the last three years are as follows: our revenues increased from $16,608,773 for the fiscal year 2017 to $20,911,864 for the fiscal year 2018, an increase of $4,303,091 or 26%, and our net income increased from $2,260,261 for the fiscal year 2017 to $3,681,691 for the fiscal year 2018, an increase of $1,421,430 or 63%; our revenue decreased from $20,911,864 for the fiscal year 2018 to $20,366,846 for the fiscal year 2019, a decrease of $545,018 or 2.6%, and our net income decreased from $3,681,691 for the fiscal 2018 to $3,647,510 for the fiscal year 2019, a decrease of $34,181 or 0.9%. For the six months ended March 31, 2020, our revenue was $7,169,711, representing a 29.6% decrease from the six months ended March 31, 2019, and our net income was $1,171,032, representing a 42.9% decrease from the six months ended March 30, 2019.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Our Ability to Attract Additional Dealers and Expand our Dealer Network

We sell our products through a network of qualified dealers, many of whom also sell products of our competitors. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to end customers. One major dealer represented 68.7%, 63.5% and 78.1% of our annual revenue for the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, respectively. There may be consolidation and changes in the dealership landscape over time which could affect the performance of our existing dealers. Thus, if we are unable to secure business relationship with our existing dealers or recruit more reputable and qualified dealers, our results of operations may be adversely and materially impacted. If we are unable to renew our contracts with one or more of our largest dealers or re-negotiate an agreement under the same or more advantageous terms, our sales and results of operations could be adversely affected. Therefore, the success of our business in the future depends on our efforts to expand our distribution network and attract new dealers in both existing and new markets. The success in expanding our distribution network will depend upon many factors, including our ability to form relationships with, and manage an increasing number of, dealers and optimize our network of dealers. If our marketing efforts fail to convince dealers to accept our products, we may find it difficult to maintain the existing level of sales or to increase such sales. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

Our Ability to Increase Awareness of Our Brands and Develop Customer Loyalty

Our portfolio of both wheelchairs and living aids products is comprised of high-quality products. Our brands are integral to our sales and marketing efforts. We believe that maintaining and enhancing our brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of our current and future products and is an important element in our effort to increase our customer base. Successful promotion of our brand names will depend largely on our marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in marketing activities. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers, in which case our business, operating results and financial condition, would be materially adversely affected.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency

Our business growth is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, secure new contracts with customers and our ability to control costs and expenses to improve our operating efficiency. Our inventory costs (including raw materials, direct labor and related production overhead) have a direct impact on our profitability. The raw materials used in the manufacturing of our products are subject to price volatility and inflationary pressures. Our success is dependent, in part, on our ability to reduce our exposure to increase in those costs through a variety of ways, while maintaining and improving margins and market share. Raw materials price increases may offset our productivity gains and price increases and may adversely impact our financial results. In addition, our staffing costs (including payroll and employee benefit expenses) and operating expenses also have a direct impact on our profitability. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. To the extent that the costs we are required to pay to our suppliers and our staff exceed our estimates, our profits may be impaired. If we fail to implement initiatives to control costs and improve our operating efficiency over time, our profitability will be negatively impacted.

Our Ability to Compete Successfully

The wheelchair and living aids markets are developing rapidly, and related technology trends are constantly evolving. This results in the frequent introduction of new products and services, relatively short product design cycles and significant price competition. We have competitors in China and Japan that manufacture products similar to ours. Some of our current or potential competitors may have significantly greater financial resources and expertise in research and development, manufacturing, product testing, obtaining regulatory approvals and marketing approved products than we do, which could result in our competitors establishing a strong market position before our new products are able to enter the market. Additionally, technologies developed by our competitors may render our product uneconomical or obsolete. If we do not compete effectively, our operating results could be harmed.

A Severe or Prolonged Slowdown in The Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The growth of the Chinese economy has been slowing down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There continue to be concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, which have resulted in volatility in oil and other markets. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, results of operation in financial condition. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

COVID-19 Impact

Our business was and will be continuously adversely affected by the outbreak of COVID-19. The World Health Organization labelled the COVID-19 outbreak a pandemic on March 11, 2020, after the disease spread from China to other countries around the world. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of travel and gathering restrictions and other quarantine measures. Businesses in China have scaled back or suspended operations since the outbreak in December 2019. The coronavirus outbreak is currently having an indeterminable adverse impact on the global economy.

All of our operating subsidiaries are located in China where the COVID-19 originated. Substantially all of our customers and suppliers are located in China and Japan. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to our customers on a timely basis, our business operations and operating results for the fiscal year ended September 30, 2020 were adversely affected by COVID-19. Based on preliminary operating results, our revenue decreased by approximately $3.7 million during the fiscal year 2020 as compared to the same period of 2019 due to the impact of COVID-19.

Given the uncertainty of the outbreak, the spread of the COVID-19 may continue or worsen, and we may be forced to further scale back or even suspend our operations. As the COVID-19 epidemic spread outside China, the global economy suffered and is still suffering a noticeable slowdown, especially in Japan, which is our most important market. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforces. The duration and intensity of disruptions resulting from the coronavirus outbreak is uncertain. It is unclear as to when the outbreak will be contained, and we also cannot predict if the impact will be short-lived or long-lasting. The extent to which the COVID-19 impacts our financial results will depend on its future developments. If the outbreak of COVID-19 is not effectively controlled in the near future, our business operation and financial condition may be materially and adversely affected as a result of any slowdown in economic growth, operation disruptions or other factors that we cannot predict.

Key Financial Performance Indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, gross profit and gross margin, operating expenses, and operating income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”:

Revenue

Our revenue is derived primarily from sales of wheelchairs and wheelchair components and living aids products. We rely to a significant extent on our network of dealers to sell our products to end customers. We estimate that we distribute approximately 98% of our products through a system of highly qualified dealers. Our revenue is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. In addition, revenue is also impacted by competition, current economic conditions, pricing, inflation, and fluctuations in foreign currencies.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of raw materials, direct labor and other related production overhead. Raw materials account for the largest portion of our cost of revenue. Supplies and prices of our various raw materials can be affected by worldwide supply and demand factors, as well as other factors beyond our control such as financial market trends. We purchase, directly and indirectly through third-party suppliers, significant amounts of aluminum, steel, plastics, titanium alloys, as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Raw material price fluctuations may adversely affect our operating results and profitability. From time to time, we purchase and store steel, iron, aluminum, and other raw materials up to 3 months in advance to provide economic buffers regarding portions of our pricing and supply, for the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs. Over the past years, we have invested significant time and energy to achieve cost reduction and productivity improvement in our supply chain. We have focused on reducing raw materials costs through increased volume buying, direct purchasing, and price negotiations. In addition, we achieve manufacturing efficiency by standardizing and optimizing certain procedures across our production cycle such as procurement, engineering and product development, manufacturing, dealer management, and pricing. On the other hand, labor is a primary component in the cost of operating our business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact our operating expenses. And our success also depends on our ability to attract, motivate, and retain qualified employees, including senior management and technically competent employees, to keep pace with our growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether we are selling our products at an appropriate gross profit. Our gross margin is impacted by our product mix and availability, as some new or high-end products generally provide higher gross margins. Gross margin is also impacted by prices of our products. We consider many factors such as cost of revenue increases and competitive pricing strategies. We have historically been able to launch new products with higher prices, and these new products can reflect market trends and are designed to meet customer new demand. To achieve this, we seek to maintain continued focus on our R&D efforts that we believe will enhance our existing market positions and allow us to compete into new, attractive, wheelchair and other products categories.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 1.9% and 2.5% of our total revenue for the fiscal years ended September 30, 2019 and 2018, respectively. Our selling expenses accounted for and 3.0% and 2.0% of our total revenue for the six months ended March 31, 2020 and 2019, respectively. We expect that our overall selling expenses, including but not limited to, advertising expenses, brand promotion expenses and salaries, will continue to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses. General and administrative expenses were 7.8% and 8.2% of our revenue for the fiscal years ended September 30, 2019 and 2018, respectively. General and administrative expenses were 9.7% and 6.9% of our revenue for the six months ended March 31, 2020 and 2019, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses. Research and development expenses were 5.5% and 5.7% of our revenue for the fiscal years ended September 30, 2019 and 2018, respectively. Research and development expenses were 7.1% and 6.8% of our revenue for the six months ended March 31, 2020 and 2019, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to continue to increase in the foreseeable future.

Operating Income

Operating income is the difference between gross profit and operating expenses. Operating income excludes interest expenses, other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2020 and 2019

The following table summarizes the results of our operations during the six months ended March 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the six months ended March 31,		Variance
	2020	2019	Amount	%
Revenue	$7,169,711	$10,182,222	$(3,012,511)	(29.6)%
Cost of revenue and related tax	4,575,084	6,314,531	(1,739,447)	(27.5)%
Gross profit	2,594,627	3,867,691	(1,273,064)	(32.9)%

OPERATING EXPENSES
Selling expenses	216,530	199,515	17,015	8.5%
General and administrative expenses	693,906	699,291	(5,385)	(0.8)%
Research and development expenses	510,864	696,939	(186,075)	(26.7)%
Total operating expenses	1,421,300	1,595,745	(174,445)	(10.9)%

INCOME FROM OPERATIONS	1,173,327	2,271,946	(1,098,619)	(48.4)%

OTHER INCOME (EXPENSES)
Interest expense, net	(54,505)	(34,285)	(20,220)	59.0%
Foreign exchange transaction gain (loss)	21,874	(45,444)	67,318	(148.1)%
Other income, net	80,006	22,234	57,772	259.8%
Total other income (expense), net	47,375	(57,495)	104,870	(182.4)%

INCOME BEFORE INCOME TAX PROVISION	1,220,702	2,214,451	(993,749)	(44.9)%

INCOME TAX PROVISION	49,670	161,826	(112,156)	(69.3)%

NET INCOME	$1,171,032	$2,052,625	$(881,593)	(42.9)%

Revenues

We generate revenue primarily from wheelchair products and wheelchair components and living aids products sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our other products consist of wheelchair components and living aids products such as oxygen concentrators, bath aids and rehabilitative devices. Total revenue decreased by $3,012,511, or 29.6%, from $10,182,222 for the six months ended March 31, 2019 to $7,169,711 for the six months ended March 31, 2020.

The following table sets forth the breakdown of our revenue for the six months ended March 31, 2020 and 2019, respectively:

	For the six months ended March 31,
	2020	2019	Change
	Amount	Amount	Amount	%

Wheelchair	$5,601,749	$6,656,414	$(1,054,665)	(15.8)%
Wheelchair components and other products	1,567,962	3,525,808	(1,957,846)	(55.5)%
Total revenue	$7,169,711	$10,182,222	$(3,012,511)	(29.6)%

Revenue from wheelchair products accounted for 78.1% and 65.4% of our total revenue for the six months ended March 31, 2020 and 2019, respectively. Revenue from wheelchair products decreased by $1,054,665, or 15.8%, from $6,656,414 for the six months ended March 31, 2019 to $5,601,749 for the six months ended March 31, 2020. Our revenue from wheelchair products were negatively affected by the outbreak of COVID-19. Many businesses and social activities in China, Japan and other countries and regions suffered major disruptions in the first quarter of 2020, including those of our suppliers, customers and employees, as a result of lockdowns, closures, various degrees of travel and gathering restrictions and other quarantine measures. In compliance with the government health emergency rules in place, we temporary closed our factory and operations beginning in early February, and only resumed normal operations in early April, 2020. During the closure, we had limited support from our employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, hence, revenue from wheelchair products decreased significantly during the six months ended March 31, 2020 as compared to the same period in 2019.

Revenue from wheelchair components and other products accounted for 21.9% and 34.6% of our total revenue for the six months ended March 31, 2020 and 2019, respectively. Revenue from wheelchair components and other products decreased by $1,957,846, or 55.5%, from $3,525,808 for the six months ended March 31, 2019 to $1,567,962 for the six months ended March 31, 2020. The decrease in revenue from wheelchair components and other products was similarly attributable to the impact of COVID-19.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity etc. Our overall cost of revenue and related tax decreased by $1,739,447, or 27.5%, from $6,314,531 for the six months ended March 31, 2019 to $4,575,084 for the six months ended March 31, 2020.

The following table sets forth the breakdown of our cost of revenue and related tax for the six months ended March 31, 2020 and 2019, respectively:

	For the six months ended March 31,
	2020	2019	Change
	Amount	Amount	Amount	%

Wheelchair	$3,684,309	$4,357,497	$(673,188)	(15.4)%
Wheelchair components and other products	890,775	1,957,034	(1,066,259)	(54.5)%
Total cost of revenue and related tax	$4,575,084	6,314,531	(1,739,447)	(27.5)%

Cost of revenue and related tax from wheelchair products decreased by $673,188, or 15.4%, from $4,357,497 for the six months ended March 31, 2019 to $3,684,309 for the six months ended March 31, 2020. Cost of revenue and related tax from wheelchair components and other products decreased by $1,066,259, or 54.5%, from $1,957,034 for the six months ended March 31, 2019 to $890,775 for the six months ended March 31, 2020. The decrease in cost of revenue and related tax from each of products category was in line with the decrease in revenue for each products category.

Gross profit

Our gross profit decreased by $1,273,064, or 32.9%, from $3,867,691 for the six months ended March 31, 2019 to $2,594,627 for the six months ended March 31, 2020, which was mainly attributable to the decreased gross profit from wheelchair components and other products as well as wheelchair products. Our gross margin decreased slightly by 1.8% from 38.0% for the six months ended March 31, 2019 to 36.2% for the six months ended March 31, 2020.

The following table sets forth the breakdown of our gross profit for the six months ended March 31, 2020 and 2019, respectively:

	For the six months ended March 31,				Variance
	2020	Margin %	2019	Margin %	Amount	%

Wheelchair	$1,917,440	34.2%	$2,298,917	34.5%	$(381,477)	(16.6)%
Wheelchair components and other products	677,187	43.2%	1,568,774	44.5%	(891,587)	(56.8)%
Total Gross Profit and Margin %	$2,594,627	36.2%	$3,867,691	38.0%	$(1,273,064)	(32.9)%

The gross profit of wheelchair products decreased by $381,477, or 16.6%, from $2,298,917 for the six months ended March 31, 2019 to $1,917,440 for the six months ended March 31, 2020. The decrease in gross profit of wheelchair products was in line with the decrease in revenue of wheelchair products during the six months ended March 31, 2020. The gross margin remained relatively stable with a slight decrease by 0.3 percentage points from 34.5% for the six months ended March 31, 2019 to 34.2% for the six months ended March 31, 2020.

The gross profit of wheelchair components and other products decreased by $891,587, or 56.8%, from $1,568,774 for the six months ended March 31, 2019 to $677,187 for the six months ended March 31, 2020, which was in line with the decrease in the revenue of wheelchair components and other products during the six months ended March 31, 2020. The gross margin of wheelchair components and other products remained relatively stable with a slight decrease by 1.3 percentage points from 44.5% for the six months ended March 31, 2019 to 43.2% for the six months ended March 31, 2020, which was mainly due we sold more wheelchair components products with lower gross margin during the six months ended March 31, 2020.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2020 and 2019:

	For the six months ended March 31,
	2020		2019		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$7,169,711	100.0%	$10,182,222	100%	$(3,012,511)	(29.6)%
Operating expenses:
Selling expenses	216,530	3.0%	199,515	2.0%	17,015	8.5%
General and administrative expenses	693,906	9.7%	699,291	6.9%	(5,385)	(0.8)%
Research and development expenses	510,864	7.1%	696,939	6.8%	(186,075)	(26.7)%
Total operating expenses	$1,421,300	19.8%	$1,595,745	15.7%	$(174,445)	(10.9)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses increased by $17,015, or 8.5%, from $199,515 for the six months ended March 31, 2019 to $216,530 for the six months ended March 31, 2020. The increase was mainly due to the increased promotion expenses of $11,701. During the six months ended March 31, 2020, we incurred more expenses in introducing and promoting our new oxygen concentrators products to customers by giving them free products for trial use. As a percentage of revenues, our selling expenses accounted for 3.0% and 2.0% of our total revenue for the six months ended March 31, 2020 and 2019, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses remained relatively stable with a slight decrease of $5,385, or 0.8%, from $699,291 for the six months ended March 31, 2019 to $693,906 for the six months ended March 31, 2020. As a percentage of revenues, our general and administrative expenses accounted for 9.7% and 6.9% of our total revenue for the six months ended March 31, 2020 and 2019, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses decreased by $186,075, or, 26.7%, from $696,939 for the six months ended March 31, 2019 to $510,864 for the six months ended March 31, 2020. Our research and development projects were affected by the outbreak of COVID-19 during the first quarter of 2020 due to limited support from our employees and delayed access to raw material supplies. As a percentage of revenues, research and development expenses were 7.1% and 6.8% of our revenue for the six months ended March 31, 2020 and 2019, respectively.

Other income (expenses)

Our other income (expenses) primarily includes interest expenses incurred on our short-term bank loans, foreign exchange transaction gain (loss), government subsidies as well as donation expenses.

Our interest expense, net was $54,505 for six months ended March 31, 2020 as compared to $34,285 for six months ended March 31, 2019, primarily due to the increased weighted average loan balance for the six months ended March 31, 2020.

Our foreign exchange transaction gain was $21,874 for six months ended March 31, 2020 as compared to a foreign exchange transaction loss of $45,444 for six months ended March 31, 2019, primarily due to the significant fluctuation in foreign exchange rate.

Our other income, net was $80,006 for six months ended March 31, 2020 as compared to other income, net of $22,234 for six months ended March 31, 2019. The increase was mainly due to the increased government subsidies we received during the six months ended March 31, 2020.

Provision for Income Taxes

Our provision for income taxes was $49,670 for the six months ended March 31, 2020, a decrease of $112,156, or 69.3%, from $161,826 in the six months ended March 31, 2019 primarily due to our decreased taxable income of Changzhou Zhongjin.

Net Income

As a result of the foregoing, we reported a net income of $1,171,032 for the six months ended March 31, 2020, representing a $881,593, or 42.9%, decrease from a net income of $2,052,625 for the six months ended March 31, 2019.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2019 and 2018

The following table summarizes the results of our operations during the fiscal years ended September 30, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the years ended September 30,		Variance
	2019	2018	Amount	%
Revenue	$20,366,846	$20,911,864	$(545,018)	(2.6)%
Cost of revenue and related tax	12,855,254	13,253,730	(398,476)	(3.0)%
Gross profit	7,511,592	7,658,134	(146,542)	(1.9)%

OPERATING EXPENSES
Selling expenses	381,113	513,098	(131,985)	(25.7)%
General and administrative expenses	1,597,006	1,715,547	(118,541)	(6.9)%
Research and development expenses	1,129,723	1,201,942	(72,219)	(6.0)%
Total operating expenses	3,107,842	3,430,587	(322,745)	(9.4)%

INCOME FROM OPERATIONS	4,403,750	4,227,547	176,203	4.2%

OTHER INCOME (EXPENSES)
Interest expense, net	(22,846)	(25,244)	2,398	(9.5)%
Foreign exchange transaction gain (loss)	(330,214)	186,927	(517,141)	(276.7)%
Other income (expense), net	76,449	(90,659)	167,108	(184.3)%
Total other income (expense), net	(276,611)	71,024	(347,635)	(489.5)%

INCOME BEFORE INCOME TAX PROVISION	4,127,139	4,298,571	(171,432)	(4.0)%

INCOME TAX PROVISION	479,629	616,880	(137,251)	(22.2)%

NET INCOME	$3,647,510	$3,681,691	$(34,181)	(0.9)%

Revenues

We generate revenue primarily from wheelchair products and wheelchair components and other products sold in Japan, China and other countries. Our wheelchair products consist primarily of manual wheelchairs. Our other products consist of wheelchair components and living aids products such as oxygen concentrators, bath aids and rehabilitative devices. Our total revenue decreased by $545,018, or 2.6%, from $20,911,864 for the year ended September 30, 2018 to $20,366,846 for the year ended September 30, 2019. Our total revenue in RMB increased by RMB 3.3 million, or 2.4%, for the year ended September 30, 2019 as compared to the same period in 2018. However, the increase was offset by the depreciation of RMB against US$. The average translation rate for the year ended September 30, 2019 and 2018 were at US$1 to RMB6.8767 and at US$1 to RMB6.5400, respectively, which represented a decrease of 5.1%.

The following table sets forth the breakdown of our revenue for the years ended September 30, 2019 and 2018, respectively:

	For the years ended September 30,
	2019	2018	Change
	Amount	Amount	Amount	%

Wheelchair	$16,846,043	$17,018,528	$(172,485)	(1.0)%
Wheelchair components and other products	3,520,803	3,893,336	(372,533)	(9.6)%
Total revenue	$20,366,846	$20,911,864	$(545,018)	(2.6)%

Revenue from wheelchair products accounted for 82.7% and 81.4% of our total revenue for the years ended September 30, 2019 and 2018, respectively. Revenue from wheelchair products decreased by $172,485, or 1.0%, from $17,018,528 for the year ended September 30, 2018 to $16,846,043 for the year ended September 30, 2019. Revenue from wheelchair products in RMB increased by RMB 4.5 million, or 4.1%, for the year ended September 30, 2019 as compared to the same period in 2018. We experienced stable sales growth over years due to our well-established brand names and reputation as well as well-developed long-standing relationship with our dealers. In addition, we continue to develop new products and diversify our product offerings which reflect market trends and are designed to meet customer demand. Hence, we are able to maintain the sales of our wheelchair products throughout the years with stable growth. However, due to the depreciation of RMB against US$ as we mentioned above, revenue from wheelchair products decreased for the year ended September 30, 2019 as compared to the same period in 2018.

Revenue from wheelchair components and other products accounted for 17.3% and 18.6% of our total revenue for the years ended September 30, 2019 and 2018, respectively. Revenue from wheelchair components and other products decreased by $372,533, or 9.6%, from $3,893,336 for the year ended September 30, 2018 to $3,520,803 for the year ended September 30, 2019. Revenue from wheelchair components and other products in RMB decreased by RMB 1.3 million, or 4.9%, for the year ended September 30, 2019 as compared to the same period in 2018. The decrease was mainly due to less sales orders of wheelchair components received during the year ended September 30, 2019. Wheelchair components are ordered by our customers for their repair and maintenance purposes, and such orders fluctuate based on their estimated further demands. The decrease in revenue from wheelchair components and other products was further impacted by the depreciation of RMB against US$ as discussed above.

Cost of Revenues and Related Tax

Our cost of revenues and related tax primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues and related tax generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity etc. Our overall cost of revenue and related tax decreased by $398,476, or 3.0%, from $13,253,730 for the year ended September 30, 2018 to $12,855,254 for the year ended September 30, 2019. The decrease was mainly attributable to the depreciation of RMB against US$ during the year ended September 30, 2019 as compared to the same period in 2018 as mentioned above.

The following table sets forth the breakdown of our cost of revenue and related tax for the years ended September 30, 2019 and 2018, respectively:

	For the years ended September 30,
	2019	2018	Change
	Amount	Amount	Amount	%

Wheelchair	$10,884,404	$11,065,728	$(181,324)	(1.6)%
Wheelchair components and others	1,970,850	2,188,002	(217,152)	(9.9)%
Total cost of revenue and related tax	$12,855,254	13,253,730	(398,476)	(3.0)%

Cost of revenue and related tax from wheelchair products decreased by $181,324, or 1.6%, from $11,065,728 for the year ended September 30, 2018 to $10,884,404 for the year ended September 30, 2019. Cost of revenue and related tax from wheelchair products in RMB increased by RMB 2.5 million, or 3.4%, for the year ended September 30, 2019 as compared to the same period in 2018. The increase in cost of revenue and related tax in RMB was in line with the increase in revenue from wheelchair products. However, due to the depreciation of RMB against US$ as discussed above, cost of revenue and related tax from wheelchair products decreased for the year ended September 30, 2019 as compared to the same period in 2018.

Cost of revenue and related tax from wheelchair components and other products decreased by $217,152, or 9.9%, from $2,188,002 for the year ended September 30, 2018 to $1,970,850 for the year ended September 30, 2019. Cost of revenue and related tax from wheelchair components and other products in RMB decreased by RMB 0.8 million, or 5.3%, for the year ended September 30, 2019 as compared to the same period in 2018. The decrease in cost of revenue and related tax in RMB was in line with the decrease in revenue from wheelchair components and other products. The decrease in cost of revenue and related tax from wheelchair components and other products was further impacted by the depreciation of RMB against US$ as discussed above.

Gross profit

Our gross profit decreased by $146,542, or 1.9%, from $7,658,134 for the year ended September 30, 2018 to $7,511,592 for the year ended September 30, 2019, which was mainly attributable to the decreased gross profit from Wheelchair components and other products. Our gross margin increased slightly by 0.3 percentage points from 36.6% for the year ended September 30, 2018 to 36.9% for the year ended September 30, 2019.

The following table sets forth the breakdown of our gross profit for the years ended September 30, 2019 and 2018, respectively:

	For the years ended September 30,				Variance
	2019	Margin %	2018	Margin %	Amount	%

Wheelchair	$5,961,639	35.4%	$5,952,800	35.0%	$8,839	0.1%
Wheelchair components and others	1,549,953	44.0%	1,705,334	43.8%	(155,381)	(9.1)%
Total Gross Profit and Margin %	$7,511,592	36.9%	$7,658,134	36.6%	$(146,542)	(1.9)%

The gross profit of wheelchair products remained relatively stable with a slight increased by $8,839, or 0.1%, from $5,952,800 for the year ended September 30, 2018 to $5,961,639 for the year ended September 30, 2019, and the gross margin also remained relatively stable with a slight increase of 0.4% from 35.0% for the year ended September 30, 2018 to 35.4% for the year ended September 30, 2019.

The gross profit of wheelchair components and other products decreased by $155,381, or 9.1%, from $1,705,334 for the year ended September 30, 2018 to $1,549,953 for the year ended September 30, 2019, which was in line with the decrease in the revenue of wheelchair components and other products. The gross margin of wheelchair components and other products remained relatively stable with a slight increase of 0.2 percentage points from 43.8% for the year ended September 30, 2018 to 44.0% for the year ended September 30, 2019.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended September 30, 2019 and 2018:

	For the years ended September 30,
	2019		2018		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$20,366,846	100.0%	$20,911,864	100%	$(545,018)	(2.6)%
Operating expenses:
Selling expenses	381,113	1.9%	513,098	2.5%	(131,985)	(25.7)%
General and administrative expenses	1,597,006	7.8%	1,715,547	8.2%	(118,541)	(6.9)%
Research and development expenses	1,129,723	5.5%	1,201,942	5.7%	(72,219)	(6.0)%
Total operating expenses	$3,107,842	15.3%	$3,430,587	16.4%	$(322,745)	(9.4)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for export and custom clearance, our business travel, meals and other sales promotion and marketing activities related expenses.

Our selling expenses decreased by $131,985, or 25.7%, from $513,098 for the year ended September 30, 2018 to $381,113 for the year ended September 30, 2019. The decrease was mainly due to the decrease in expenses incurred for shipping and delivery expense, export and custom clearance by $56,930. We hire third-party freight agent to handle transportation as well as custom clearance for our export sales, and in the year ended September 30, 2019, we worked with a new third-party agent offering lower rate than our pervious agent; as a result our overall expenses in relation to shipping and delivery, and export and custom clearance decreased during the year ended September 30, 2019 as compared to the same period in 2018. In addition, promotion expense decreased by $58,870 which was mainly due to less promotion and trade shows activities during the year ended September 30, 2019. As a percentage of revenues, our selling expenses accounted for 1.9% and 2.5% of our total revenue for the years ended September 30, 2019 and 2018, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses and professional service expenses.

Our general and administrative expenses decreased by $118,541, or 6.9%, from $1,715,547 for the year ended September 30, 2018 to $1,597,006 for the year ended September 30, 2019. The decrease was mainly due to the decrease in renovation expense by $102,249 as we had a major renovation project in the year ended September 30, 2018, but no such project was done in the year ended September 30, 2019. As a percentage of revenues, our general and administrative expenses accounted for 7.8% and 8.2% of our total revenue for the years ended September 30, 2019 and 2018, respectively.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new wheelchair products, depreciation and other miscellaneous expenses.

Our research and development expenses remained relatively stable with a slight decrease of by $72,219, or, 6.0%, from $1,201,942 for the year ended September 30, 2018 to $1,129,723 for the year ended September 30, 2019. The decrease was mainly due to the depreciation of RMB against US$ during the year ended September 30, 2019 as compared to the same period in 2018 as mentioned above. As a percentage of revenues, research and development expenses were 5.5% and 5.7% of our revenue for the years ended September 30, 2019 and 2018, respectively.

Other income (expenses)

Our other income (expenses) primarily includes interest expenses incurred on our short-term bank loans, foreign exchange transaction gain (loss), government subsidies as well as donation expenses.

Our foreign exchange transaction loss was $330,214 for year ended September 30, 2019 as compared to a foreign exchange transaction gain of $186,927 for year ended September 30, 2018, primarily due to the significant fluctuation in foreign exchange rate.

Our other income, net was $76,449 for year ended September 30, 2019 as compared to an other expense, net of $90,659 for year ended September 30, 2018. The other expense in the year ended September 30, 2018 was mainly due to a donation we made to China Foundation for Disable Persons amounted to $188,073 which was partially offset by the government subsidies we received. And in the year ended September 30, 2019, the other income was mainly due to the government subsidies we received but no donation was made during the year.

Provision for Income Taxes

Our provision for income taxes was $479,629 for the year ended September 30, 2019, a decrease of, $137,251, or 22.2%, from $616,880 in the year ended September 30, 2018 primarily due to our decreased taxable income of Changzhou Zhongjin.

Net Income

As a result of the foregoing, we reported a net income of $3,647,510 for the year ended September 30, 2019, representing a $34,181, or 0.9% decrease from a net income of $3,681,691 for the year ended September 30, 2018.

Liquidity and Capital Resources

We have financed our operations primarily through cash flow from operations and bank loans, when necessary. We plan to support our future operations primarily from cash flows provided by operating activities and cash on hand.

As of March 31, 2020, we had $1,505,696 in cash on hand as compared to $1,941,969 as of September 30, 2019, and $564,208 in short-term investments as compared to $1,400,894 as of September 30, 2019. We also had $6,729,060 in accounts receivable as compared to $6,376,309 as of September 30, 2019. Our accounts receivable primarily include balances due from third party customers for our wheelchair products sold and delivered to third party customers. As of the date of this prospectus, approximately 92.1%, or $6.2 million of our net accounts receivable balance as of March 31, 2020 have been collected. We expect to collect the remaining balance by January 31, 2021. In addition, we also had $2,195,990 in accounts receivable due from related parties. As of the date of this prospectus, 95.2%, or $2.1 million of our outstanding balance due from the related parties as of March 31, 2020 have been collected, and the remaining balance is expected to be collected by January 31, 2021. Collected accounts receivable will be used as working capital in our operations.

As of March 31, 2020, we had approximately $2.3 million in outstanding bank loans. All of the $2.3 million were fully repaid as of the date of this prospectus. We expect that we will be able to obtain new bank loans based on past experience and our good credit history. On April 2, 2020, the Company’s VIE, Changzhou Zhongjin signed a loan agreement with ABC China to borrow RMB 4.0 million (equivalent to $560,358) as working capital for one year, with a maturity date of April 1, 2021. The loan has a fixed interest rate of 5.4375% per annum. The loan was subsequently fully repaid on May 11, 2020. On April 22, 2020, Changzhou Zhongjin signed a loan agreement with Bank of China to borrow RMB 5.0 million (equivalent to $700,447) as working capital for one year, with a maturity date of April 21, 2021. The loan has a fixed interest rate of 4.35% per annum. The entire balance is still outstanding as of the date of this report. On May 11, 2020, Changzhou Zhongjin signed a loan agreement with Jiangsu Bank to borrow RMB 10.0 million (equivalent to $1,400,894) as working capital for one year, with a maturity date of May 10, 2021. The loan has a fixed interest rate of 4.35% per annum. The entire balance is still outstanding as of the date of this report.

As of March 31, 2020, our working capital balance was $9,329,873. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks will be sufficient to meet our working capital needs in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. Our capital expenditures, including infrastructure to support ongoing operational initiatives have been and will continue to be significant. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

In the coming years, we will be looking to financing sources, such as additional bank loans and equity financing, to meet our cash needs. While facing uncertainties in regards to the size and timing of capital raises, we are confident that we can continue to meet operational needs mainly by utilizing cash flows generated from our operating activities and shareholder working capital funding, as necessary.

Cash Flows

Six Months ended March 31, 2020 and 2019

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended March 31,
	2020	2019
Net cash provided by (used in) operating activities	$(726,962)	$737,920
Net cash provided by (used in) investing activities	817,629	(716,055)
Net cash provided by (used in) financing activities	(545,257)	1,279,978
Effect of exchange rate change on cash and restricted cash	18,317	43,193
Net increase (decrease) in cash	(436,273)	1,345,036
Cash, beginning of period	1,941,969	853,304
Cash, end of period	$1,505,696	$2,198,340

Operating Activities

Net cash used in operating activities was $726,962 for the six months ended March 31, 2020, mainly derived from net income of $1,171,032 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in inventories of $2,682,629. We increased our purchase of raw materials and production of wheelchair and wheelchair components as well as oxygen concentrators in anticipation of increased sales during the six months ended March 31, 2020. However, due to the outbreak of COVID-19, we had temporarily seized operations and we were unable to deliver products to customers on a timely basis due to lockdowns and closures, which resulted in an increase in our inventories balances. Account payables increased by $1,404,679, primarily due to the increased purchases of raw materials from our suppliers during the six months ended March 31, 2020.

Net cash provided by operating activities was $737,920 for the six months ended March 31, 2019, mainly derived from a net income of $2,052,625 for the period, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable due from related parties of $1,227,435 which was in line with the increase in revenue from related parties. The accounts receivable due from related parties was subsequently fully collected.

Investing Activities

Net cash provided by investing activities amounted to $817,629 for the six months ended March 31, 2020, and primarily included the redemption of short-term investments of $6,274,928, partially offset by the payments for short-term investments of $5,419,255 and purchase of property, plant and equipment of $49,914.

Net cash used in investing activities amounted to $716,055 for the six months ended March 31, 2019, and primarily included the payments for short-term investments of $8,787,469, partially offset by the redemption of short-term investments of $8,055,619.

Financing Activities

Net cash used in financing activities amounted to $545,257 for the six months ended March 31, 2020, and primarily included the repayment of short-term bank loans of $713,060 and proceeds from short-term bank loans of $142,612.

Net cash provided by financing activities amounted to $1,279,978 for the six months ended March 31, 2019, and primarily included the proceeds from short-term bank loans of $1,902,810 and repayment of short-term bank loans of $716,321.

Years ended September 30, 2019 and 2018

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended September 30,
	2019	2018
Net cash used in operating activities	$(1,325,476)	$(2,394,107)
Net cash provided by investing activities	126,937	1,958,628
Net cash provided by (used in) financing activities	2,362,124	(3,186,250)
Effect of exchange rate change on cash and restricted cash	(74,920)	35,178
Net increase (decrease) in cash	1,088,665	(3,586,551)
Cash, beginning of year	853,304	4,439,855
Cash, end of year	$1,941,969	$853,304

Operating Activities

Net cash used in operating activities was $1,325,476 for the year ended September 30, 2019, mainly derived from a net income of $3,647,510 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable of $1,938,620. As of the date of this prospectus, approximately 92.1%, or $5.9 million of our net accounts receivable balance as of September 30, 2019 have been collected. We expect to collect the remaining balance by January 31, 2021. Management plans to continue to monitor account receivables to maintain the provision at a lower risk level. Accounts payables decreased by $2,793,906, primarily due to increased payments to our suppliers.

Net cash used in operating activities was $2,394,107 for the year ended September 30, 2018, mainly derived from a net income of $3,681,691 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in accounts receivable from third parties and related parties of $3,967,767 which was in line with the increase in revenue. An increase in inventory balance of $1,766,888 because we increased the purchase of our raw material inventories and increased work-in-progress in anticipation of increased sales in the coming months.

Investing Activities

Net cash provided by investing activities amounted to $126,937 for the year ended September 30, 2019, and primarily included the payments for short-term investments of $14,547,093, partially offset by redemption of short-term investments of $14,692,512.

Net cash provided by investing activities amounted to $1,958,628 for the year ended September 30, 2018, and primarily included the redemption of short-term investments of $11,544,343, repayment of advances to related parties of $3,063,738, partially offset by payments for short-term investments of $12,461,774.

Financing Activities

Net cash provided by financing activities amounted to $2,362,124 for the year ended September 30, 2019, and primarily included the proceeds from short-term bank loans of $4,362,558 and repayment of short-term bank loans of $2,093,141.

Net cash used in financing activities amounted to $3,186,250 for the year ended September 30, 2019, and primarily included the proceeds from short-term bank loans of $1,478,765 and repayment of short-term bank loans of $4,476,640.

Contractual obligations

As of March 31, 2020, our contractual obligations were as follows:

		Less than
Contractual obligations	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loans (1)	$2,327,358	$2,327,358	$-	$-	$-	$-	$-
Future lease payments (2)	22,447	19,613	169	169	169	169	2,158
Total	$2,349,805	$2,346,971	$169	$169	$169	$169	$2,158

(1)	Repayment of bank loans: as of March 31 2020, our contractual obligation to repay an outstanding bank loans totaled $2,327,358 and related to the following bank loans:

.

On June 10, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 17 million (approximately $2.38 million) as working capital for one year, with a maturity date of June 9, 2020. The loan has a fixed interest rate of 5.4375% per annum. Of the RMB 17 million loan, RMB 1.5 million (approximately $0.2 million) was repaid to ABC bank on March 18, 2020 and the remaining RMB 15.5 million (approximately $2.2 million) was subsequently fully repaid in April 2020 and May 2020 prior to the maturity date.

In connection with the above mentioned loan agreement with ABC bank, Changzhou Zhongjin signed a maximum pledge agreement with ABC bank and agreed to pledge building property of 11,205.83 square meters with carrying value of RMB 16.7 million (approximately $2.4 million) and land use right of 16,595.64 square meters with carrying value of RMB 1.6 million (approximately $0.2 million) as collateral to guarantee loans that the Company may borrow from ABC bank. In addition, a related party, the Company’s majority shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with ABC bank to provide personal credit guarantees for loans that the Company may borrow from ABC bank during the period of September 19, 2017 to September 18, 2020. Another related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd, also signed a maximum pledge agreement with ABC bank and agreed to pledge its land use right of 28,143.16 square meters with a carrying value of RMB 10.3 million (approximately $1.4 million) as collateral to guarantee loans that the Company may borrow from ABC bank during the period of February 15, 2017 to January 15, 2020. Based on the above mentioned pledge agreements and guarantee agreement, the maximum loans that the Company may borrow from ABC bank was RMB 18.95 million (approximately $2.7 million).

On March 23, 2020, Taizhou Zhongjin signed a line of credit agreement with Nanjing Bank Taizhou Branch to borrow up to RMB 3 million (US $423,156) as working capital for one year, with a maturity date of March 22, 2021. As of March 31, 2020, Taizhou Zhongjin made a withdrawal in an amount of RMB 1 million (US $141,052). The loan has a fixed interest rate of 4.35% per annum. The balance was fully repaid subsequently as of the date of this prospectus.

In connection with the above mentioned borrowings with Nanjing bank, a related party, the Company’s principal shareholder Mr. Erqi Wang, signed a guarantee agreement with Nanjing bank to provide a guarantee on a maximum RMB 3 million of loans that the Company may borrow from Nanjing bank during the period of November 19, 2018 to November 19, 2023. In addition, Taizhou Zhongjin pledged an apartment property with a carrying value of RMB 0.4 million (approximately $0.06 million) as collateral to guarantee this loan.

(2)	We lease offices and employee dormitories. As of March 31 2020, our future lease payments totaled $22,447.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2020 and September 30, 2019.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment, land use right, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our allowance for uncollectible balances as of March 31, 2020, September 30, 2019 and September 30, 2018 is disclosed in Note 2 of our accompanying consolidation financial statements and unaudited condensed consolidation financial statements.

Inventories

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Revenue recognition

We generate our revenues primarily through sales of products. We early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on our unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

ASC 606, “Revenue from Contracts with Customers”, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way we record our revenue.

In accordance with ASC 606, we recognize revenue when we transfer goods to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We account for the revenue generated from sales of its products on a gross basis as we are acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of our contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other separately identifiable promises in the contracts. Our revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

Contract Assets and Liabilities

Payment terms are established on our pre-established credit requirements based upon an evaluation of customers’ credit quality. We did not have contract assets as of each balance sheet date presented in the consolidated financial statements incorporated in this filing. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. Other than advances from customers, we had no other contract liabilities or deferred contract costs recorded on its consolidated balance sheet, and we had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types and geographic areas, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the years ended September 30, 2019 and 2018, and for the six months ended March 31, 2020 and 2019 are disclosed in Note 2 of our accompanying consolidation financial statements and unaudited condensed consolidation financial statements.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2019 and 2018 and for the six months ended March 31, 2020. We do not believe there was any uncertain tax provision at March 31, 2020, September 30, 2019 and September 30, 2018.

Our operating subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the years ended September 30, 2019 and 2018 and for the six months ended March 31, 2020 and 2019. As of March 31, 2020, all of the tax returns of our PRC subsidiaries, VIE and VIE’s subsidiaries remain open for statutory examination by PRC tax authorities.

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$”). Zhongjin HK uses Hong Kong dollar as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding companies and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

For the currency exchange rates that were used in creating the financial statements in this report, refer to Note 2 in the unaudited condensed consolidated financial statements for the six months ended March 31, 2020 and the consolidated financial statements for the year ended September 30, 2019 and 2018 incorporated in this prospectus.

Recently Issued Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842) – Targeted Improvements that reduces costs and eases implementation of the leases standard for financial statement preparers. The ASU simplifies transition requirements and, for lessors, provides a practical expedient for the separation of non-lease components from lease components. In March 2019, the FASB issued Accounting Standards Update No. 2019-01, Leases (Topic 842): Codification Improvements (“ASU 2019-01”). ASU 2019-01 provides guidance on transition disclosures related to Topic 250, Accounting Changes and Error Corrections, specifically paragraph 205-10-50-3, which requires entities to provide in the fiscal year in which a new accounting principle is adopted the identical disclosures for interim periods after the date of adoption. The guidance in ASU 2019-01 explicitly provides an exception to the paragraph 250-10-50-3 interim disclosure requirements in the Topic 842 transition disclosure requirements. In November 2019, FASB released ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which modified the implementation date of the standard. For public entities, the guidance will be effective for fiscal year beginning after December 15, 2018 and interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. In June 2020, FASB released ASU No. 2020-05 in response to the ongoing impacts to US businesses in response to the coronavirus (COVID-19) pandemic. ASU No. 2020-05 provides a limited deferral of the effective dates for implementing ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. Private companies and non-for profit entities may defer the adoption of ASU 842 to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. As a smaller reporting entity, we plan to adopt this guidance effective October 1, 2022. We do not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on our unaudited condensed consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The effect date of this update for us is October 1, 2020. We do not expect this guidance will have a material impact on our unaudited condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, we plan to adopt this guidance effective October 1, 2023. We are currently evaluating the impact of our pending adoption of ASU 2016-13 on our unaudited condensed consolidated financial statements.

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We do not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on our unaudited condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2022 for us, with early adoption permitted. We do not expect adoption of the new guidance to have a significant impact on our unaudited condensed consolidated financial statements.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”) commissioned by us in October 2020 entitled “The Global and the PRC Wheelchair Industry Independent Market Research,” which is filed as Exhibit 99.1 to this registration statement (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE GLOBAL, JAPAN AND THE PRC WHEELCHAIR MARKET

Introduction

A wheelchair is an assistive-wheeled mobility equipment for people with limited mobility due to physical or physiological illness, injuries or disabilities. With the help of a wheelchair, disabled users become more mobile and independent. In general, the equipment can be mainly classified by its propulsion method: manual wheelchairs and electric wheelchairs. Wheelchairs come in different specifications with variations in chair seat sizes, seat-to-floor height, adjustable backrests, controls, together with some other features which can be further customized in accordance with users’ requirements.

The table below lists the different types of wheelchairs.

Type	Features
Manual wheelchair	A manual wheelchair is usually propelled by the user by pushing on the round bars that surround the wheels, or by another person by pushing the handles on the back. In addition to its lightweight, it is also easy to use and maintain and the most affordable among all wheelchairs.
Electric wheelchair	An electric wheelchair is propelled by a battery and motor and is usually equipped with a joystick or buttons for operations. Along with the advancement in technology, some electric wheelchairs have enhanced mobility, which enables users to climb stairs and pass through gravel.
Sports wheelchair	A sports wheelchair is very lightweight and stable wheelchair, which is designed for users to play sports, such as basketball, fencing and marathons.
Standing wheelchair	A standing wheelchair is an automated device with a hydraulic pump which help users move from a seated position to a standing position.
Pediatric wheelchair	A pediatric wheelchair can be either in manual or electric form, but in a smaller size than adult wheelchairs. It has a rigid frame and helps enhancing children’s mobility.
Shower wheelchair	A shower wheelchair is waterproof with non-corrosive materials and is designed for disabled people to use in bathrooms, wetrooms and other damp environments. It usually has a larger gap beneath the seat and a horseshoe-shaped aperture in the seat.

Value Chain Analysis

The value chain of the wheelchair market is comprised of upstream suppliers, midstream manufacturers and distributors, as well as downstream end-users.

Upstream suppliers mainly provide raw materials and parts and accessories, such as armrest, wheels and push handles, for the assembly of manual wheelchairs, while batteries, buttons and joysticks are also provided to manufacturers to assemble electric wheelchair,

Wheelchair manufacturers in the midstream will be responsible for the design and production of wheelchairs. Upon the completion of wheelchair assembly, the final product will be delivered to distributors, such as wholesalers and retailers, for sales activities. In particular, some distributors may promote their wheelchair products online through e-commerce platforms. The major end-users are individual customers, such as disabled people and elders, as well as corporate customers, such as hospitals, clinics and healthcare institutions.

Source: The Frost & Sullivan Report

Market Size

According to the latest data published by the World Bank, the population aged 65 or above has increased from approximately 603.4 million in 2015 to approximately 673.6 million in 2018 in the world, representing a compound annual growth rate (CAGR) of 3.7%. Moreover, it is believed that the geriatric population will continue to increase in the coming years, which may result in a stable demand for medical assistive devices, such as wheelchairs.

From 2015 to 2019, the total sales value of wheelchairs worldwide has risen from approximately $3.13 billion to approximately $8.41 billion, representing a CAGR of 28.0%. Despite the unit price of electric wheelchair being substantially higher than that of manual wheelchair, users generally prefer electric wheelchairs as they provide a better user experience by enabling users to undertake daily activities without assistance. In 2019, the sales value of electric wheelchair has contributed to approximately 58.0% of the worldwide total sales value of wheelchairs and this trend is expected to continue in future years.

Driven by a strong demand from downstream end users, by the end of 2024, the total sales value of wheelchair worldwide is forecasted to reach approximately $20.08 billion, growing at a CAGR of 16.4% from 2020 to 2024.

Source: The Frost & Sullivan Report

Note: Total sales value is converted to USD at RMB/USD of 7.033.

According to Statistics Bureau of Japan, the population aged 65 or above has increased from approximately 33.7 milllion in 2015 to approximately 35.8 million in 2019 in Japan, representing a CAGR of 1.6%. The increasingly aging population in Japan has driven the demand for wheelchairs in Japan. The total sales value of wheelchair in Japan has increased from approximately $0.15 billion in 2015 to approximately $0.37 billion in 2019, representing a CAGR of 25.3%.

According to the Statistics Bureau of Japan, as of March 2020, 28.4% of Japan’s population is over 65 years old, the highest proportion in the world. According to National Institute of Population and Social Security Research under the Ministry of Health, Labour and Welfare, one in every three people will be 65 or older by 2030, and senior citizens will account for 40% of people in Japan in 2060. As the population in Japan continues to age as well as the demand for high-quality healthcare facilities rises, the market size of wheelchairs in Japan is expected to rise from approximately $0.41 billion in 2019 to approximately $0.90 billion in 2024, representing a CAGR of 21.6% from 2019 to 2024.

Source: Frost & Sullivan

Note: Total sales value is converted to USD at RMB/JPY of 103.93.

According to the Frost & Sullivan Report, with the growing disposable income and sustained national investment in healthcare expenditure due to the pro-healthcare reform policy, “Healthy China 2030 Planning Outline” issued by the State Council in 2016, the demand for medical assistive devices has grown significantly over the past five years. According to the National Bureau of Statistics of China, the per capita average expenditure on healthcare and medical services has increased at a CAGR of 13.0% from approximately $165.7 in 2015 to approximately $270.4 in 2019. In light of the rising expenditure of Chinese residents and the demand for better healthcare facilities, the sales value of wheelchairs in the PRC has increased from approximately $0.83 billion to approximately $2.56 billion from 2015 to 2019, representing a CAGR of 32.4%.

Attributable to a strong research and development (R&D) ability of healthcare and medical device enterprises in the PRC, a wide variety of electric wheelchair products was developed in order to cater to the varying needs of end-users. In 2019, electric wheelchairs represented approximately 61.6% of the sales value among all types of wheelchairs. With the integration of other smart functions, such as voice control and obstacle avoidance, electric wheelchairs are expected to become more popular in the PRC. By the end of 2024, the total sales value of wheelchairs in the PRC is anticipated to amount to approximately $5.33 billion, whereas that of electric wheelchairs is estimated to reach approximately $3.43 billion, representing CAGRs of 13.3% and 14.7% respectively.

Source: The Frost & Sullivan Report

Note: Total sales value is converted to USD at RMB/USD of 7.033.

According to the UN Comtrade Database, the PRC has been the largest exporter of wheelchairs in the world from 2015 to 2019 and the export value of wheelchairs from the PRC has increased at a CAGR of 7.4%, from approximately $547.8 million in 2015 to approximately $729.9 million in 2019. In particular, the United States of America was the largest export destination from the PRC, which accounted for approximately 28.0% in terms of export value, followed by Japan (9.2%), United Kingdom (7.2%), Germany (4.8%) and the Netherlands (3.0%) in 2019.

Looking forward, as the unit price of wheelchairs is relatively lower in the PRC when compared to other countries due to its relatively low labor costs and logistics expenses, the export value of wheelchairs in the PRC is expected to further increase in the coming years, which is anticipated to reach approximately $1,085.0 million by the end of 2024, representing a CAGR of 7.8% during 2020 to 2025.

Source: UN Comtrade, and the Frost & Sullivan Report

Note: Data is extracted from Trade Map under HS Code 8713 Carriages for disabled persons, whether or not motorized or otherwise mechanically propelled.

Cost Analysis

Labor cost. According to the National Bureau of Statistics of China, the average annual wage of employed persons in manufacturing industry in urban areas has increased from approximately $7,866.5 to approximately $10,808.2 during 2015 to 2019, growing at a CAGR of 8.3%. The rise in labor costs was mainly attributable to a general inflation within the PRC. By the end of 2024, the rising trend of labor cost is anticipated to sustain and reach approximately $12,335.3, representing a CAGR of 2.0% from 2020 to 2024.

Source: The National Bureau of Statistics of China, and the Frost & Sullivan Report

Note: Total average annual wage is converted to USD at RMB/USD of 7.033.

Raw material cost. According to the Frost & Sullivan Report, plastics, such as polycarbonate, and aluminum are the common raw materials of wheelchairs. According to Frost & Sullivan, the average prices of polycarbonate in the PRC have shown a steady rise over the past five years, from approximately $1.02/lb to approximately $1.38/lb from 2015 to 2019, representing a CAGR of 7.9%. On the other hand, the average prices of aluminum have demonstrated a fluctuating trend with an overall increase at a CAGR of 3.2% in the past five years, which amounted to approximately $0.92/lb in 2019.

Looking forward, due to a strong and sustained demand from the manufacturing and industrial sectors, it is expected that the average prices of raw materials will continue to rise, in which the average prices of polycarbonate are forecasted to reach approximately $1.71/lb whereas the average prices of aluminum are forecasted to reach approximately $1.31/lb in 2024, representing CAGRs of 4.5% and 0.4% respectively.

Source: The Frost & Sullivan Report

Note: Average prices are converted to USD at RMB/USD of 7.033.

Market Drivers

Rising income of Chinese and Japanese residents. According to the National Bureau of Statistics of China, the per capita disposable income of Chinese residents has increased from approximately $3,123.3 in 2015 to approximately $4,369.9 in 2019, representing a CAGR of 8.8%. According to Statistics Bureau of Japan, the household income per capita in Japan has increased from $15,361.6 in 2015 to $19,512.0 in 2019, representing a CAGR of 6.2%. With the increase in income in the PRC and Japan, residents have experienced improved living conditions over the past five years and are willing to spend more money in order to further improve their living condition. As a result, the enhancement in living conditions has fostered the growth of the wheelchair market in the PRC and Japan.

Increasing aged population. According to the National Bureau of Statistics of China, the population aged 65 or above has grown at a CAGR of 5.2% from approximately 143.9 million to approximately 176.0 million from 2015 to 2019, which has increased from 10.5% to 12.5% of the total population in the PRC over the same period. According to the Statistics Bureau of Japan, the population aged 65 or above has increased from approximately 33.7 million in 2015 to approximately 35.8 million in 2019 in Japan, representing a CAGR of 1.6%. As older persons generally experience moderate to severe level of disability due to different diseases, injuries and chronic illnesses, the demand for wheelchair products in the PRC and Japan has been increasing. In particular, with an increasing income and a trend to seek better living conditions, more customers in the PRC and Japan are willing to purchase electric wheelchairs for increased mobility and comfort. As such, the increasingly aging population is expected to serve as an impetus to the wheelchair market in the PRC and Japan.

Continuous government support. To expedite the development of medical devices and technological products, the Ministry of Science and Technology of the PRC has promulgated “the 13th Five-year Plan for Medical Device Technology Innovation” and encourages domestic enterprises to develop a variety of high-end and reliable medical devices , including wheelchairs, that are suitable for mass public. This includes the transformation of conventional devices to smart devices by integrating innovative solutions, such as touchpad controls, enhanced steering performance and advanced suspension system of wheelchairs. Furthermore, the new Regulations on Construction of a Barrier-free Environment was enacted by the State Council in the PRC in 2012 and was designed to create accessibility to guarantee disabled persons equal participation in social life in the PRC. In Japan, the Japanese government aims to increase the accessibility of wheelchairs by promoting wheelchair-friendly facilities and vehicles to increase mobility of wheelchair users. In addition, the Japanese government subsidizes healthcare equipment for people with disabilities, including wheelchairs. With the advancement in wheelchair design and the establishment of barrier-free public infrastructure in the society, physically-disabled persons are willing to use wheelchairs in public spaces, which may in turn favor the growth of wheelchair market in the PRC and Japan.

Strong demand from downstream healthcare institutions. Apart from physically-disabled and elder individuals, wheelchairs are widely used in hospitals and healthcare institutions. According to the National Bureau of Statistics, the number of healthcare institutions has risen at a CAGR of 0.8% from approximately 983,500 in 2015 to approximately 1.01 million in 2019 and the total expenditure in healthcare from approximately $582.6 billion in 2015 to an estimation of approximately $951.6 billion in 2019. As the Chinese government has been proactively undertaking necessary investments to allow broader access to medical treatments, as well as to offer better healthcare services to patients, it is expected that more medical devices and equipment, including wheelchairs, will be available in healthcare institutions and therefore, the demand from downstream healthcare institutions will benefit the growth of wheelchair market in the PRC. Moreover, according to the Ministry of Health, Labour and Welfare in Japan, there were more than 110,000 healthcare institutions in Japan in 2019. Healthcare institutions require a substantial amount of medical devices and equipment, such as wheelchairs, which contribute to support the growth of wheelchairs market in Japan.

Market Trends

Integration of smart technology. In the era of technology-driven business, wheelchair manufacturers endeavor to apply new smart features in conventional products and innovate with emerging technologies in order to improve user experiences, outperform their competitors and expand their market share. Some wheelchair manufacturers have installed touch panels and a voice control system in wheelchairs to allow users a more direct access to the controls of wheelchairs, while some manufacturers have equipped wheelchairs with different motion sensors and camera systems that detect obstacles, provide navigational assistance and alert users with motor impairment under dangerous circumstances. Accordingly, the adoption and implementation of smart technologies is expected to become one of the major trends in the global wheelchair market, including the PRC and Japan wheelchair markets.

Adoption of lightweight materials. Lightweight wheelchairs have become a key product as they offer users and attendants tremendous advantages by making daily activities easier, faster and more convenient. Some wheelchair manufacturers may use lightweight aluminum and titanium to reduce the overall weight of the device, which has made lightweight wheelchair an ideal product for users to transport without sacrificing its quality, comfort and toughness. In addition, lightweight wheelchairs have become more popular in active sports and physical activities. The wheels on lightweight versions, in general, are relatively bigger than conventional wheelchairs which are simpler for users to turn and reduce users’ effort to maneuver. Therefore, lightweight wheelchairs have become one of the development trends among manufacturers globally, including manufacturers in the PRC and Japan.

Market Challenges

Rising R&D and labor costs. Although labor costs are relatively cheaper in the PRC than in developed countries, labor costs have been gradually increasing over the past decade due to inflation and an increase in minimum wages, which may potentially diminish the net profits gained by manufacturers. Japanese manufacturers with factories in the PRC are affected by increasing labor costs in the PRC as well. As the PRC is transforming itself from an export-driven economy into a consumer-based economy, workers’ annual salary levels and mandatory welfare costs have been increasing as well. Moreover, Chinese and Japanese enterprises have invested resources in R&D to continue improving their products in order to satisfy the augmented customers’ requirements. As such, wheelchair manufacturers may find rising R&D costs and labor costs as key challenges in the production of profitable new products.

Higher requirements for product safety. As wheelchairs are assistive devices for many people with disabilities, providing mobility, contributing to a better quality of life and assisting disabled persons to live full and active lives in communities, the quality and safety of wheelchairs are fundamental to users. For example, governments are encouraged to develop and adopt national wheelchair standards, such as ISO 7176 which outlines a series of wheelchair standards, to guarantee a certain quality and safety standard for wheelchair users. Wheelchair manufacturers have to undergo safety tests and need to continuously improve their products, and such requirements may become more challenging to meet..

COMPETITIVE LANDSCAPE OF THE GLOBAL, JAPAN AND THE PRC WHEELCHAIR MARKET

According to the Frost & Sullivan Report, in 2019, North America was the largest region in terms of sales value in the global wheelchair market mainly due to a high obesity rate among its population, a growing geriatric population and sizable disposable income, while the Asia-Pacific region, particularly the PRC, has experienced rapid growth mainly due to its aging population, rising disposable income and improving living standards.

According to the Frost & Sullivan Report, the global wheelchair market is considered as highly competitive and fragmented in terms of number of market participants as there were more than 1,500 international wheelchair manufacturers in 2019. Most of the large-scale international manufacturers, such as Invacare Corporation, OttoBock Healthcare GmbH, Permobil AB, 21st Century Scientific Inc. and MEYRA RmbH, are headquartered in the United States and Europe. It is anticipated that the competition among global wheelchair manufacturers will become more intense and the market will continue to consolidate in the future.

The wheelchair market in Japan is relatively fragmented with more than 30 wheelchair manufacturers in 2019. Matsunaga Manufactory Co., Ltd, Yosizuka System Products Co., Ltd., Miki Corporation, Nissin Medical Industries Co. Ltd, Tmsuk Company Limited and Kawamura Cycle Co,. Ltd. are examples of leading market participants in Japan. Most of the market participants in Japan are focus on manufacturing of high-end manual wheelchair and electric wheelchair.

The wheelchair market in the PRC is also relatively fragmented and competitive with more than 100 wheelchair manufacturers in 2019, in which more than half of the market participants are able to manufacture electric wheelchairs. Among the established market participants, Shanghai Hubang Intelligent rehabilitation Equipment co., Ltd., Guangdong Kaiyang Medical Technology Group Co., Ltd., Jiangsu Yuyue Medical Equipment & Supply Co., Ltd., Foshan Dongfang Medical Equipment Manufactory Ltd. and Sangui Healing Equipment (Shanghai) Co. Ltd., are examples of leading wheelchair manufacturers in the PRC. Apart from prices and quality of wheelchairs, manufacturers often compete with a diverse product portfolio, such as offering manual wheelchairs, electric wheelchairs and shower wheelchairs, as well as the ergonomics design of wheelchairs in order to cater to different customer needs.

Entry Barriers

Initial capital investment. In the wheelchair market, a significant amount of upfront capital is required for manufacturers to sustain their business operations, as the production of wheelchairs involves a continuous cycle of R&D process, staff hiring, procurement of raw materials and production machineries, logistics arrangements, as well as rental or construction of production facilities. Furthermore, existing market participants have generally built up a reliable customer base and supply network of raw materials, they are able to leverage their production scale and effectively control their business costs. In contrast, new market entrants without prior experience and resource may confront with financial burdens, which may ultimately hinder them from entering the wheelchair market in the PRC and global market.

R&D capability. Product design, safety and comfort are major considerations when consumers choose their wheelchair product. Manufacturers are required to demonstrate a strong R&D capability and meet certain standards, such as seat width and length, as well as to comply with different safety requirements of destination countries. In general, established manufacturers with more financial and human resources are at an advantage when seeking to continuously improve their products and develop new and durable materials to enhance overall customer experience, whereas new market entrants with limited resources may find themselves facing a disadvantage when trying to develop a wide product range and meet the demands from downstream customers.

Proven track record. Compared to new wheelchair manufacturers, existing market players in the wheelchair market usually have established a profound industry reputation and have set up various sales channels in both wholesale and retail industries. Indeed, renowned manufacturers, which possess proven track record and have gained wide industry recognitions and accreditations, are more preferred by downstream customers, including disabled persons and corporate customers, such as healthcare institutions. As a result, new market entrants without prior industry experience and track record may find it as an obstacle to enter the market and capture potential business opportunities.

Factors of Market Competition

Production scale. As wheelchair manufacturers are sensitive to cost fluctuations, such as rising labor costs, fluctuating raw material prices and export tax, leading market participants with established scalable production facilities and strong cost control measures are usually benefitted from economies of scale and able to maintain profitable amid the highly competitive environment in the market. In addition, in light of the increasing complexity in wheelchair design and structure, leading wheelchair manufacturers are usually able to develop a strong product portfolio with a wide range of product specifications, design and categories in order to satisfy different requirements and provide technical support to customers, which therefore enables them to stay ahead of the market competition.

Technical know-how. Competitive wheelchair manufacturers are required to demonstrate a sufficient level of technical know-how, such as the design and safety of different types of wheelchairs, and their products are often featured with a high level of comfort and customizable options in order to enhance the ultimate user experience. Specifically, manufacturers are expected to continuously improve the product performance, such as adopting ultra-light weight materials as wheelchair frame components, in order to enhance the portability and reliability for users. As a result, the level of product innovation and demonstration of technical know-how serve as the key factors for market competition in the wheelchair market.

Relationship with industry stakeholders. Maintaining a sound and stable business relationship with both upstream raw materials suppliers and downstream users is vital to capture business opportunities and expand their market share among wheelchair manufacturers in the global and the PRC market. Indeed, some renowned global manufacturers have generally developed multiple sales channel service downstream wholesale and retail customers internationally. These leading manufacturers may take advantage of nation-wide sales network through both online and offline channels in order to boost their sales performance. As a result, manufacturers with proven relationship with different industry stakeholders are perceived to be more competitive over the small-scaled industry peers.

OVERVIEW OF THE GLOBAL AND THE PRC OXYGEN CONCENTRATOR MARKET

Oxygen concentrators are medical devices that assist people with low level of oxygen content in their blood, particularly those with lung or circulatory problems, by supplementing oxygen through the nose by means of tubes or masks. These concentrators generally remove nitrogen in the air and enhance oxygen concentration to more than 85%. There are two major types of concentrators in the market, portable and stationary units. The stationary oxygen concentrators are usually featured with built-in wheels to move indoors and are powered by AC current so as to operate continuously all-day long. Portable oxygen concentrators are smaller and lighter in weight and are designed for users to use outdoors.

Users nowadays often demand lighter, smaller and quieter oxygen concentrators. However, manufacturers have encountered difficulties in the design of oxygen concentrators in achieving a balance between the size and noise level of the medical device as smaller oxygen concentrators are usually unable to supply continuous flow of oxygen and are louder than bigger concentrators.

During 2015 to 2019, the global oxygen concentrator market has increased from approximately $1.21 billion to approximately $1.93 billion, representing a CAGR of 11.4%. Going forward, the global oxygen concentrator market is forecasted to reach approximately $2.42 billion by the end of 2024, however, due to the spike in demand for oxygen concentrators in 2020 as they are used for COVID-19 treatment, the CAGR from 2020 to 2024 is expected to register a negative CAGR as the demand for oxygen concentrators is expected to gradually decrease after the pandemic.

In 2019, North America contributed to the largest share in the oxygen concentrators market as the medical devices were widely equipped in healthcare services centers amid increasing incidences of respiratory diseases, such as asthma, fibrosis and pulmonary hypertension, within the region. With the increasing healthcare expenditure and improving medical infrastructure in the healthcare sector, the oxygen concentrator market in Asia-Pacific has been the third largest market in the world and is expected to see a potential growth in the future years.

The PRC oxygen concentrator market has also grown at a CAGR of 12.0% from 2015 to 2019, from approximately $306.44 million to approximately $482.47 million, mainly attributable to the continuous investment in healthcare facilities and infrastructure. In light of the rising demand for better healthcare services by Chinese residents, the demand for oxygen concentrator was expected to see an overall increasing trend and attain approximately $706.57 million by 2024, however, due to the surge in demand for oxygen concentrators driven by the outbreak of coronavirus disease (COVID-19) in 2020, the PRC oxygen concentrator market is expected to reach approximately $1.3 billion in 2020 already.

The Japan oxygen concentrator market has also increased at a CAGR of 13.2% from 2015 to 2019, from approximately $148.61 million to approximately $243.79 million, mainly attributable to the increasing demand from healthcare facilities and an aging population. Along with increasing healthcare demand in Japan, the market for oxygen concentrator in Japan was expected to see an overall grow and reach approximately $314.94 million by 2024, however, due to the increase in demand for oxygen concentrators due to the outbreak of COVID-19 in 2020, the Japan oxygen concentrator market is expected to reach approximately $447.20 million in 2020 already.

In particular, due to the outbreak of pandemic COVID-19 in 2020, the demand for oxygen concentrators has escalated substantially worldwide and manufacturers have been adding production shifts and extending production hours to satisfy the surging demand from different countries in order to cure COVID-19 patients that require hospitalization and oxygen support.

OVERVIEW OF THE GLOBAL AND THE PRC BATHROOM AND TOILET ASSISTIVE DEVICES MARKET

The bathroom and toilet assistive devices market mainly consists of a myriad of hardware deployed in bathroom, such as bath lifts, shower chairs, toilet seat raisers, handgrips and grab bars, as well as transfer benches and other bath aids. As elderly and users with limited mobility or strength may find it challenging to use a toilet and bathroom, the design of assistive devices has reduced the effort required for users to use and has ensured the safety of users from getting injured. Benefitted from the growing awareness of assistive devices and better design, more healthcare institutions and families have installed different bathroom and toilet assistive devices globally over the recent years.

From 2015 to 2019, the global bathroom and toilet assistive devices market has increased from approximately $3.25 billion to approximately $4.01 billion, representing a CAGR of 5.4%. Due to its growing prevalence of chronic diseases and rising population with disabilities, North America was the largest region in terms of sales value in 2019, followed by Europe and Asia-Pacific. With a stronger promotion towards home healthcare and higher disposable income, the global bathroom and toilet assistive market is forecasted to reach approximately $5.27 billion by the end of 2024, representing a CAGR of 5.6% during 2020 to 2024.

On the other hand, coupled with the sustained investment in healthcare equipment and government support in healthcare sector, the PRC bathroom and toilet assistive devices market has developed from approximately $579.91 million in 2015 to approximately $767.33 million in 2019, representing a CAGR of 7.3% during the period. Looking forward, as driven by the pursuit of better living standards and rising disposable income of Chinese residents, the bathroom and toilet assistive devices market is anticipated to amount to approximately $1.1 billion by the end of 2024, representing a CAGR of 7.5% during the period of 2020 to 2024.

Moreover, the bathroom and toilet assistive devices market in Japan has risen from approximately $328.25 million in 2015 to approximately $457.14 million in 2019, representing a CAGR of 8.6% from 2015 to 2019. Due to the increasing elderly population, the bathroom and toilet assistive devices market in Japan is expected to reach approximately $690.82 million by 2024, representing a CAGR of 9.1% from 2020 to 2024.

BUSINESS

Overview

We are a designer and manufacturer of wheelchairs and living aids products for people with disabilities, the elderly and people recovering from injury. Our business focuses primarily on wheelchairs. For the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, sales of wheelchairs and wheelchair components represented approximately 99.4%, 99.7% and 99.7%, respectively, of our revenue, while sales of living aids products such as oxygen concentrators and bathing machines represented approximately 0.6%, 0.3% and 0.3%, respectively, of our revenue. Currently, our living aids products are only sold to a few selected customers to test the markets for these products. The majority of our products are sold to dealers in Japan and China, while a small number of our products are also sold to dealers located in other regions including the United States, Canada, Australia, Korea, Israel, Singapore, and others.

Since 2006, we have been designing and manufacturing wheelchairs. Almost all of our wheelchairs currently for sale are manual wheelchairs. We only started selling electric wheelchairs in 2018, and electric wheelchairs accounted 2%, 1%, and nil of our revenues for the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, respectively. Our manual wheelchair product category has a wide range of products at various price points, consisting of more than thirty models with various designs and pricings. Our mid to high end wheelchairs and components are mostly geared towards customers in Japan, and represented approximately 69%, 73% and 78% of our total sales for the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, respectively. Our relatively lower end wheelchairs and components are targeted for customers in China, and represented approximately 12%, 13% and 10% of our total sales for the for the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, respectively. We believe the wheelchair markets in Japan and China are favorably exposed to multiple macro-economic growth driving factors such as rising spending power, growing popularity of outdoor and active lifestyles for the disabled population, and general needs for better mobility equipment. In addition, we believe demand for our products in Japan and China will increase over the next several decades from incremental demand of our products due to the growing aging population. According to the Frost & Sullivan Report, as of early 2020, more than 20% of Japan’s population is over 65 years old, the highest proportion in the world, and by 2030, one in every three people will be 65 or older, and one in five people will be 75 or older. Japanese demographers estimate that senior citizens will account for 40% of the population in Japan in 2060. Similarly in China, According to the National Bureau of Statistics of China, the population aged 65 or above has grown at a CAGR of 5.2% from approximately 143.9 million in 2015 to approximately 176.0 million in 2019. We believe the expansion of the aging populations in Japan and China will continue in the near future, providing a real opportunity for us to grow our business.

We seek to deliver high quality products with customized attributes tailored to our end users’ specifications at competitive prices through our integrated manufacturing process. Our wheelchairs are designed to be lightweight and ergonomic, using the best materials available at their respective pricing points for each product category. We own two manufacturing facilities in China, where we carry out design, engineer, manufacture, and assembly of our products. While we strive to achieve efficiency by standardizing and optimizing certain procedures across our production cycle, we understand the uttermost importance of maintaining the first-class quality of our products and strictly enforce our quality control protocols at every step of our production process.

To date, all of our products are distributed through qualified dealers in the markets where we operate. We have a stable and well-established distribution network, which has helped us grow our sales and expand our market for more than a decade. We are constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them. For example, since 2006, we have worked closely with our largest dealer and sole distributor in Japan, Nissin Medical Industries Co., Ltd., which is one of the largest medical device distributor in Japan. As of the date of the prospectus, we have established relationships with over forty distributors in China, and over twenty in the other regions of the world where we currently sell our products.

Our research and development (“R&D”) capabilities have always been a cornerstone of our success. Our R&D department currently has 39 employees, many of whom own advanced degrees in engineering and related fields. Our CEO, Dr. Erqi Wang, is the core leader of our R&D department. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Our wheelchairs designed under this concept have won a number of design awards in China, including the Changzhou Science and Technology Progress Award in 2012, the Wujin District Science and Technology Progress Award in 2012, the Silver Award of the First Industrial Design Competition of Jiangsu Province in 2013, and the CF Silver Award of the “Canton Fair” in 2014. As a result of our R&D efforts, we have 103 patents already issued and are in the process of registering 23 additional patents with the Patent Administration Department of the PRC. We plan to further invest in our R&D efforts to deliver innovative wheelchairs and living aids products to meet the needs of our customers. Beginning in 2018, to expand our business and diversify our product offering, we started to explore the markets for electric wheelchairs and other living aids products such as oxygen concentrators and bathing machines. To date, our R&D department has developed a number of new products, including: a portable oxygen concentrator, which is one of the smallest on the market designed for people needing oxygen supply while maintaining their independence and mobility; a lightweight electric wheelchair that weighs only 17 kg and adopts an anti-tilting system equipped with safety belts; and an electric lifting bathing machine that adopts unique user-friendly designs such as foot-locked rear casters that ensure the stable and comfortable lifting operation and bathing experience. As of the date of this prospectus, we are in the process of evaluating the markets and viability of these new products by introducing them to a few selected dealers.

We are led by a management team with extensive experience in R&D, manufacturing and commercialization of wheelchair and living aids product. We believe our management team is well positioned to lead us through the development, regulatory approval and commercialization of our future products, while maintaining and improving the market position of our existing products.

Our financial and operating results for the last two full fiscal years and for the six months ended march 31, 2020 are as follows: our revenue increased from $16,608,773 for the fiscal year 2017 to $20,911,864 for the fiscal year 2018, an increase of $4,303,091 or 26%, and our net income increased from $2,260,261 for the fiscal year 2017 to $3,681,691 for the fiscal year 2018, an increase of $1,421,430 or 63%; our revenue decreased from $20,911,864 for the fiscal year 2018 to $20,366,846 for the fiscal year 2019, a decrease of $545,018 or 2.6%, and our net income decreased from $3,681,691 for the fiscal year 2018 to $3,647,510 for the fiscal year 2019, a decrease of $34,181 or 0.9%. For the six months ended March 31, 2020, our revenue was $7,169,711, representing a 29.6% decrease from the six months ended March 31, 2019, and our net income was $1,171,032, representing a 42.9% decrease from the six months ended March 30, 2019.

Our History and Corporate Structure

On January 26, 2006, our VIE, Changzhou Zhongjin, was formed pursuant to PRC law as a limited company. We operate our wheelchair and living aids product design and manufacture business through Changzhou Zhongjin and its wholly owned subsidiaries, Zhongjin Taizhou and Zhongjin Jing’ao Trading, in China.

On June 17, 2013, Zhongjin Taizhou was formed pursuant to PRC law as a limited company.

On December 18, 2014, Zhongjin Jing’ao was formed pursuant to PRC law as a limited company.

On January 14, 2020, Jin Med, an exempted company limited by shares, was formed under Cayman Islands law as a holding company.

On February 25, 2020, Zhongjin HK, a holding company, was formed in Hong Kong, which owns 100% shares of Erhua Med, or WFOE, which was formed on September 24, 2020 as a limited company pursuant to PRC law.

Pursuant to PRC law, each entity formed under PRC law must have a business scope as submitted to the Administration of Industry and Commerce or its local counterpart. Depending on the particular business scopes, approval by the relevant competent regulatory agencies may be required prior to commencement of business operations. Since the sole business of WFOE is to provide Changzhou Zhongjin with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal all pre-tax profits of Changzhou Zhongjin and its subsidiaries (minus any accumulated losses (if any) of Changzhou Zhongjin and its subsidiaries in the previous fiscal year, and the amount required for operating funds, expenditures, taxes and other statutory contributions in any particular fiscal year), such business scope is appropriate under PRC law. Changzhou Zhongjin, on the other hand, is also able to, pursuant to its business scope, conduct manufacturing business of various medical devices. Changzhou Zhongjin is approved by Changzhou Branch of Jiangsu Administration for Industry and Commerce to engage in its business.

We control Changzhou Zhongjin through a series of contractual arrangements, which are described under “Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin’s Shareholders.”

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on 20,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [    ] Ordinary Shares being offered. For more detail on our corporate history please refer to “Business – Corporate History and Structure”.

Contractual Arrangements among WFOE, Changzhou Zhongjin and Changzhou Zhongjin’s Shareholders

Neither we, nor our subsidiaries, own any equity interest in Changzhou Zhongjin. Instead, we control and receive the economic benefits of Changzhou Zhongjin’s business operation through a series of contractual arrangements. WFOE, Changzhou Zhongjin, and Changzhou Zhongjin’s shareholders (the “Changzhou Zhongjin Shareholders”) entered into a series of contractual arrangements, also known as the VIE Agreements, on November 24, 2020. The VIE Agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Changzhou Zhongjin, including absolute control rights and the rights to the assets, property and revenue of Changzhou Zhongjin.

According to the Exclusive Business Cooperation and Service Agreement, Changzhou Zhongjin is obligated to pay service fees to WFOE approximately equal to the pretax income after deducting relevant costs and reasonable expenses in accordance with United States Financial Reporting Standards .

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation and Service Agreement

Pursuant to the Exclusive Business Cooperation and Service Agreement between Changzhou Zhongjin and WFOE, WFOE provides Changzhou Zhongjin with marketing, technical support, consulting services and management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Changzhou Zhongjin granted an irrevocable and exclusive option to WFOE to purchase from Changzhou Zhongjin, any or all of its assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer agreement. For services rendered to Changzhou Zhongjin by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the actual income of Changzhou Zhongjin from time to time, which is approximately equal to all pre-tax profits of Changzhou Zhongjin and its subsidiaries (minus any accumulated losses (if any) of Changzhou Zhongjin and its subsidiaries in the previous fiscal year, and the amount required for operating funds, expenditures, taxes, statutory contributions and other relevant costs and reasonable expenses in accordance with United States Financial Reporting Standards in any particular fiscal year).

The Exclusive Business Cooperation and Service Agreement shall remain in effect for twenty years unless earlier terminated by written agreement of the parties. The Exclusive Business Cooperation and Service Agreement may be extended before expiration by written agreement of the WFOE.

The CEO of WFOE, Mr. Erqi Wang, who is the CEO of Changzhou Zhongjin, is currently managing Changzhou Zhongjin pursuant to the terms of the Exclusive Business Cooperation and Service Agreement. WFOE has absolute authority relating to the management of Changzhou Zhongjin, including but not limited to decisions with regard to expenses, salary increases and bonuses, hiring, firing and other operational functions. Upon establishment of the Company’s audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving WFOE or Changzhou Zhongjin.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement among WFOE, Changzhou Zhongjin and the Changzhou Zhongjin Shareholders, the Changzhou Zhongjin Shareholders pledged all of their equity interest in Changzhou Zhongjin to WFOE to guarantee the performance of Changzhou Zhongjin’s obligations under the Exclusive Business Cooperation and Service Agreement. Under the terms of the Equity Interest Pledge Agreement, in the event that Changzhou Zhongjin or the Changzhou Zhongjin Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation and Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged shares. The Changzhou Zhongjin Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Changzhou Zhongjin Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Equity Interest Pledge Agreement is effective until all payments due under the Exclusive Business Cooperation and Service Agreement have been paid by Changzhou Zhongjin. WFOE shall cancel or terminate the Equity Interest Pledge Agreement upon Changzhou Zhongjin’s full payment of fees payable under the Exclusive Business Cooperation and Service Agreement and upon termination of Changzhou Zhongjin’s obligations under the Exclusive Business Cooperation and Service Agreement, Share Disposal and Exclusive Option to Purchase Agreement and a series of other control agreements.

The purposes of the Equity Interest Pledge Agreement are to (1) guarantee the performance of Changzhou Zhongjin’s obligations under the Exclusive Business Cooperation and Service Agreement, (2) make sure the Changzhou Zhongjin Shareholders do not transfer or assign the pledged shares, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over Changzhou Zhongjin. In the event Changzhou Zhongjin breaches its contractual obligations under the Exclusive Business Cooperation and Service Agreement, WFOE will be entitled to foreclose on the Changzhou Zhongjin Shareholders’ shares in Changzhou Zhongjin and may (i) exercise its option to purchasing at a discount, designating others to purchase at a discount, auction or sale of pledged Shares pursuant to pertinent laws of China and WFOE may terminate the VIE Agreements after the acquisition of all the shares in Changzhou Zhongjin and require Pledgor and/or Changzhou Zhongjin to be liable for breach of contract pursuant, including compensating Pledgee for all the losses suffered therefrom (including all the expenses incurred by Pledgee to realize its rights and interests hereunder); or (ii) dispose of the pledged equity interests and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

Share Disposal and Exclusive Option to Purchase Agreement

Under the Share Disposal and Exclusive Option to Purchase Agreement, the Changzhou Zhongjin Shareholders and Changzhou Zhongjin irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, all or part of the equity of Changzhou Zhongjin held by the Changzhou Zhongjin Shareholders. Unless the relevant laws require assessment, the purchase price (hereinafter referred to as “transfer price”) of the Company’s equity interests purchased is the lower of the following two: (i) RMB one (1) yuan, or (ii) the lowest price permitted by relevant Chinese laws. If WFOE chooses to purchase part of equity interests, the exercise price shall be adjusted correspondingly according to the proportion of the equity interests to be purchased to the Company’s total equity interests. The Share Disposal and Exclusive Option to Purchase Agreement remains effective until all equity interests of Changzhou Zhongjin are legally transferred to WFOE and/or any other entity or individual designated by it.

Proxy Agreement

Under the Proxy Agreement, the Changzhou Zhongjin Shareholders authorized WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholders’ rights, including voting, that shareholders are entitled to under PRC laws and the articles of association of Changzhou Zhongjin, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Changzhou Zhongjin.

The term of the Proxy Agreement is the same as the term of the Share Disposal and Exclusive Option to Purchase Agreement. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as the Changzhou Zhongjin Shareholders remain as shareholders of the Company.

Our Strengths

We believe that the following strengths enable us to capture business opportunities and differentiate us from our competitors:

High Quality Products that Focus on Customer Needs

Our portfolio of both wheelchairs and living aids products is comprised of high-quality products. We believe strong quality control enhances product value, which results in satisfied and royal customers. We design and manufacture products from the perspective of our customers in terms of raw material selection, structural design and manufacturing process. To meet our customers’ needs, virtually all of our products can be customized upon specific customer requests. We have dedicated teams of quality control personnel who routinely test the quality of our products based on established quality control protocols to ensure that all our products are safe, reliable and are of the highest quality for the costs.

Well Established Distribution Network

We have a stable and well-established distribution network, which has helped us grow our sales and expand our market for the last decade. Our distribution network consists of one large distributor in Japan, more than forty qualified dealers in China, and more than twenty in the other regions including the United States, Canada, Australia, Korea, Israel, and Singapore. We are constantly looking to add qualified and reputable distributors to our network and have built long-term relationships with a number of them.

Strong Focus on Research and Development

Our research and development (“R&D”) capability has always been a cornerstone of our success. Led by our CEO, Dr. Erqi Wang, Our R&D department currently has 39 employees, many of whom own advanced degrees in engineering and related fields. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Our wheelchair designed under this concept has won a number of design awards in China. To meet customers’ needs, our R&D department continuously delivers innovative designs that are both lightweight and ergonomic.

Vertically Integrated Production

We conduct product design, engineering, manufacturing and assembly in house, creating a vertically integrated business model that contributes to attractive financial characteristics. Based on our historical results of operations, we estimate that approximately 57% of our costs are comprised of direct materials and labor costs, which are flexible and variable by nature. By producing our products internally, we can benefit by rapidly implementing design changes, control the quality of production, ensure timely delivery of products, purchase raw materials to avoid interim charges by middlemen, and easily allow our large customers to audit our corporate practices and product quality.

Experienced Management Team and Dedicated Employees

Our management possesses 18 years of industry experience, with a demonstrated track record of managing and growing industrial businesses in the wheelchair industry. Our workforce is highly skilled in their specialized line of businesses. Collectively, our management team has extensive experiences in the R&D, manufacturing and commercialization in wheelchairs and living aids products. We have some of the most dedicated employees: approximately 40% of our employees have been with us for more than 10 years, and approximately 80% have been with us for more than five years.

Our Strategies

We plan to pursue the following strategies to further grow our business:

Develop Innovative Wheelchair Products to Meet Customers’ Needs

We believe the success of our business depends heavily on offering innovative wheelchair products that achieves high customer satisfactions; therefore, we plan to continue to focus on driving business growth through continuous product innovation. To stay at the forefront of innovation, we will continue to invest significant resources in research and development, and recruit experts and talent. We will seek to establish and strengthen strategic cooperation and partnerships with industry leaders, design firms and research institutions.

Expand Product Offering by Adding New Products

Although our manual wheelchairs business has been successful, we believe there are opportunities for us to expand our sales by adding electronic wheelchairs and other living aids products to our product offering. According to the Frost & Sullivan Report, despite the unit price of electric wheelchair being substantially higher than that of manual wheelchair, users generally prefer electric wheelchairs as they provide a better user experience by enabling users to undertake daily activities without outside assistance. In fiscal year 2019, the sales value of electric wheelchair has contributed to approximately 58.0% of the total sales value of wheelchairs worldwide and is anticipated to further expand in the future years. We believe we have the resources and capabilities to enter the electric wheelchair market and have introduced our new electric wheelchairs to a few selected dealers to test the market.

Enhance Our Distribution Network

We intend to continue to further enhance our distribution network through selectively adding qualified dealers in new sales territories, strengthening our relationship with dealers in our existing sales network and expanding our product and service coverage in targeted markets. Our goal is to partner with leading and reputable dealers in different territories and to provide them with attractive business terms to ensure loyalty and long-term cooperation. We will also continue to analyze and optimize our distribution efforts based on the specific market dynamics and customer compositions by regions. Furthermore, in addition to distributing our products through dealers, we plan to build our own online platform to directly promote and sell our products to end users globally.

Further Expand to Markets Beyond Japan and China

We plan to further expand our business in foreign markets beyond Japan and China. We are establishing a network of web-based shopping platforms for cross-border transactions to provide our customers with real time data on products and pricing. We also plan to participate in more targeted international exhibitions and business conferences to build business networks and promote our products in foreign markets. As of the date of this prospectus, we have relationships with more than twenty dealers in foreign markets outside of Japan and China including the United States, Canada, Australia, Korea, Israel, and Singapore, by either entering into distribution agreements with or fulfilling orders made by these dealer.

Increase Our Production Capability to Increase Sales

We believe it is essential to expand and update our production facilities, and increase our production capability in order to keep up with the customer demand and sales. We will continuously invest in facilities, advanced machineries, and human resources to ensure that our production capability is sufficient to meet growing customer demand and sales.

Our Products and Markets

We currently primarily sell manual wheelchairs and wheelchair components. Our new products, electric wheelchairs and living aids products, are only being sold to a small number of dealers to test the markets for these products. We produce (1) original equipment manufacturer (“OEM”) manufactured according to specifications requested by our customers, under the brands they control, and (2) our own branded products. For the six months ended March 31, 2020, and for the fiscal years 2019 and 2018, approximately 87%, 87% and 90% of our product sales are OEM product sales, respectively, and approximately 13%, 13% and 10% are our branded products, respectively. The following chart sets forth summary information regarding our product categories and end markets information for our products:

	Wheelchair	Wheelchair Components	Living Aids Products
Overview	Our wheelchair product category includes a wide range of products at various prices. Our mid to high end wheelchairs are mostly geared towards customers in Japan. Our relatively lower end wheelchairs are mainly for customers in China.	Our wheelchair components are primarily “easy wear” products, such as wheels and brakes sold to customers for after-sales service. A small number of wheelchair components are sold to customers as tailor made parts for our customizable wheelchairs.	The living aids product category consists of oxygen concentrators, bath aids, and rehabilitative devices

Revenue	$5,601,749, or 78.1%, for the six months ended March 30, 2020 $16,846,043, or 82.7%, for fiscal year 2019 $17,018,528, or 81.4%, for fiscal year 2018	$1,523,919, or 21.3%, for the six months ended March 30, 2020 $3,468,947, or 17%, for fiscal year 2019 $3,833,347, or 18.3%, for fiscal year 2018	$44,043, or 0.6%, for the six months ended March 30, 2020 $51,856, or 0.3%, for fiscal year 2019 $59,989, or 0.3%, for fiscal year 2018

Selected Products

Although the vast majority of our customers are in Japan and China, we sell our products around the world. Following is a summary of our total revenues by geographic market for our last two fiscal years.

Geographic Distribution of Revenues Generated

	First half year of 2020		2019		2018
Country and Region	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue	Revenue (in US$)	% of Total Revenue
Japan	4,924,134	68.68%	14,816,995	72.75%	16,370,440	78.28%
PRC	931,079	12.99%	2,615,652	12.84%	2,125,734	10.17%
U.S.	744,777	10.39%	1,330,190	6.53%	1,532,353	7.33%
Hong Kong	230,691	3.22%	513,059	2.52%	478,149	2.29%
Singapore	87,773	1.22%	256,835	1.26%	99,079	0.47%
Korean	-	-	198,732	0.98%	40,829	0.20%
Australia	-	-	187,019	0.92%	9,934	0.05%
Others	251,257	3.50%	448,364	2.20%	255,346	1.21%
Total	7,169,711	100%	$20,366,846	100%	$20,911,864	100%

The following is more detailed description of the Company’s featured products:

Manual Wheelchairs

Product Name	Product Image	Specs and Features
Foldable Aluminum Alloy Wheelchair (Model NA-413)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 9.3KG

Unfolded Dimensions: 80CM*61.5CM*89CM
Folded Dimensions:40.5CM*61.5CM*59CM

Features
Model NA-413 adopts an ergonomic design to reduce stress in the user’s lumbar area, therefore alleviating sitting fatigue. It adopts a unique seat design that allows stable sitting posture, preventing users from sliding forward as traditional wheelchair designs do. It features a quick-release control and folding system that allows wheelchair deployment within seconds.

Foldable Aluminum Alloy Wheelchair (Model NA-412)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 9.5KG

Unfolded Dimensions: 80CM*52.5CM*96CM
Folded Dimensions:64CM*44CM*51CM

Features
Model NA-412 features ultra-light and foldable construction. The wheelchair’s pedal can work as a brake. It features antibacterial fabric and can be quickly folded and deployed.

Multi-function Self-propelled Aluminum Alloy Wheelchair (Model ZA-101)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 14.9KG

Unfolded Dimensions: 96CM*64CM*92CM
Folded Dimensions:94CM*30CM*69CM

Features

Model ZA-101 features an ergonomic seat design that comes with adjustable armrests, backrest, and footrest. The unique R-shaped leg frames help further reduce stress in the users’ lumbar area, therefore alleviating sitting fatigue.

Convertible Aluminum Alloy Wheelchair (Model NA-118B)

Specs

Material: Aviation grade titanium-aluminum alloy

Maximum Load Capacity: 100KG

Product Weight: 14.9KG

Unfolded Dimensions: 96CM*64CM*92CM

Folded Dimensions:94CM*30CM*69CM

Features
Model NA-118B features a convertible seat design with detachable armrests, leg rests, and footrests that can turn this wheelchair into a bed. Resting angles of the bed can be quickly adjusted through manual break of the wheelchair. It also includes an anti-tilting system that ensures the safety of the rider. The unique R-shaped leg frames help further reduce stress in the users’ lumbar area, therefore alleviating sitting fatigue.

The “Wheelchair King” Self-propelled Aluminum Alloy Wheelchair (Model NA-477F)

Specs

Material: Enhanced Aviation grade titanium-aluminum alloy

Maximum Load Capacity: 100KG

Product Weight: 20.5KG

Unfolded Dimensions: 103CM*62CM*134CM

Folded Dimensions:103CM*39CM*77CM

Features

Model NA-477F features advanced ergonomic seat designs with adjustable headrests, armrests, backrest, and adjustable footrest. Users can adjust the height of the wheelchair and seat cushions at will. These features enable users to maximize comfort while minimize spinal decompressions from long-time sitting.

Customizable Aluminum Alloy Wheelchair (Model NA-403)

Specs

Material: Enhanced Aviation grade titanium-aluminum alloy

Maximum Load Capacity: 115KG

Product Weight: 10.8-13KG

Features
Model NA-403 is our customizable product. The base model of NA-403 is self-propelled, easy maneuvering wheelchair with foldable armrests and adjustable backrest up to 3 degrees. Users can add more features such as anti-tilting system, premium seat materials, aluminum alloy wheel forks, ergonomic seat cushions and others. The aluminum alloy frames of Model NA-403 can be customized to specific dimensions and can be painted up to 17 colors. The seat and cushion color of this model can be painted up to 6 colors. Users can also customize the basic model into a sports model, which can be further enhanced with 4/5-inch PU universal wheel and 24-inch quick release rear wheel for better athletic performance.

Electric Wheelchairs

Product Name	Product Image	Specs and Features
Lightweight Electric Wheelchair (Model DYN30A-LY-ZJ)

Specs

Material: Aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 17KG

Unfolded Dimensions: 83CM*56.5CM*90CM
Folded Dimensions:46CM*56.5CM*67CM

Features
Model DYN30A-LY-ZJ features one-click folding/deployment function, removable premium lithium battery, a 15km cruising range and maximum speed of 4.5km/h. It features a minimalist profile of only 17kg. It also adopts an anti-tilting system equipped with safety belts.

Standard Electric Wheelchair (Model DYN36C-LY-ZJ)

Specs

Material: Aviation grade titanium-aluminum alloy
Maximum Load Capacity: 100KG

Product Weight: 26KG

Unfolded Dimensions: 80CM*52.5CM*96CM
Folded Dimensions:64CM*44CM*51CM

Features
Model DYN36C-LY-ZJ features one-click folding/deployment function, removable premium lithium battery, adjustable armrests/backrest/footrest, and a 25km cruising range. It features an ergonomic seat design that comes with adjustable armrests, backrest, and footrest. It also adopts an anti-tilting system equipped with safety belts.

Living Aids Products

Product Name	Product Image	Specs and Features
1 Liter Capacity Portable Oxygen Inhaler (Model FP102A)

Specs

Product Weight: 1.5KG

Dimensions: 22.7CM*17.8CM*7CM

Oxygen Flow: ≥0.5L / MIN

Oxygen Concentration: 40-50%

Peak Noise: ≤42DB (A)

Features
Model FP102A adopts imported UOP molecular sieves and filters air using the pressure swing adsorption technology (PSA). This product separates oxygen and nitrogen in the air to obtain and magazine high-concentration oxygen. It is lightweight, compact and comes with a fashionable storage case.

Electric Lifting Bathing Machine (Model LYB-ES100)

Specs

Dimensions 185CM*97CM*143CM

Maximum Load Capacity: 150KG

Supporting bathtub depth: 53CM

Height without lifting frame: 93CM

Bottom frame height: 18CM

Features
Model LYB-ES100 adopts unique designs such as foot-locked rear casters that ensure the stable and comfortable lifting operation and bathing experience. It is also equipped with side guards and armrests for efficient and safe operations.

Quality Certifications and Accreditations

In a continuous effort to meet various international production and quality manufacturing standards, we have obtained ISO and JIS certificate certifications. We have secured these certifications: (1) to show evidence of high quality manufacturing standards that we apply to our production and management processes; and (2) to access domestic and foreign markets. We believe that maintaining objectively verifiable quality standards fosters consumer confidence and loyalty, and maximizes customer satisfaction and recognition.

Distribution

As of the date of this prospectus, we distribute our wheelchair products through a well-established network of dealers, which consists of one dealer in Japan, more than forty dealers located in China, and more than twenty dealers in other regions of the world. We rely on freight shipping for delivery and distribution to our domestic distributors in China. For our distributors in foreign countries we rely on international ocean cargo and air express delivery. We provide our dealers with training on the operation and specifications of our products. We strive to keep our dealers up to date on our product offerings and new features as well as market trends. We aim to direct our sales, distribution and marketing efforts to particular products with established reputations, thus developing further goodwill and rapport with both existing and potential customers.

We believe our distribution network has the ability to meet the needs of end customers with our extended product portfolio offering various pricing points. Our goal is to further grow and enhance our distribution network and tap into underserved niche markets such as Western China and foreign markets with potential growth prospects such as the U.S. and Europe. Our plan is to seek cooperation opportunities with qualified dealers in select regional markets through product trials and regional marketing. We believe that our new electronic wheelchairs are well suited for the U.S. and European markets, where people in general have higher disposable income and require more advanced healthcare products.

For our living aids products, we plan to rely on well-managed and experienced dealers because we believe that selling through these dealers can be more cost effective than utilizing direct sales forces due to the scale of our business activities in this segment. We also keep track of the market trend while evaluating potential dealer relationships to determine if the addition of a dealer in a given region would be advantageous to net sales and our market share.

Furthermore, we plan to build our own internet distribution platform to directly reach and sell to our end-users. In anticipation of this endeavor, we obtained a VATS (“value added telecommunications service”) license for internet content provision business on June 2, 2015. The license expired in June 2020 and we are in the process of renewing the license. Our plan is to (1) open online stores on JD.com, tmall.com, and taobao.com; (2) develop our own website for online sales and marketing. As of the date of this prospectus, we are still in the planning phase and our goal is to start implementing our plan in early 2021.

Dealers

Currently, we only sell our products to qualified dealers, who then distribute the products to end-users. We focus on fostering long-term relationship with our dealers. We have engaged with a highly qualified and reputable dealer who covers multiple Japanese regional markets. As a result, this particular dealer has purchased and sold our products in a highly consistent manner and is serving a well-established base of end customers, creating cost advantages and entrenched positions due to customer loyalty and goodwill. We have several large dealers with whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the six months ended March 31, 2020, our two largest dealers represented approximately 68.7% and 10.4% of the Company’s sales, respectively. For the fiscal year ended September 30, 2019, our three largest dealers represented approximately 63.5%, 9.2%, and 9.0% of the Company’s sales, respectively. For the year ended September 30, 2018, our two largest dealers represented approximately 78.1% and 7.3% of the Company’s sales, respectively. While we believe that one or more of our major customers could account for a significant portion of our sales for the foreseeable future, we anticipate that our customer base will continue to expand and that we will become less dependent on major customers.

Raw Materials and Suppliers

All of our raw materials and components are sourced from PRC domestic suppliers. We select our suppliers based on many criteria including but not limited to: quality, production site, production process, delivery cycle, and price. As we have a variety of options for supplies, and the technical demand of preparing most of our main supplies are relatively low, we do not anticipate difficulties in obtaining supplies to produce our products. Our main raw materials include: steel, aluminum, titanium, various alloys, plastics, electronic components, sponges, leather, PU foam, and others. Our main components include: wheels, brakes, foot pedals, and others. None of our products require any raw materials that are scarce, and our raw materials in general are readily available from a wide range of local and national sources. None of our components requires advanced or proprietary technology that may make it difficult for us to source. Accordingly, our agreements with our suppliers allow us to purchase our raw materials and components on a per purchase order basis. The prices for these raw materials and components are nevertheless subject to market forces largely beyond our control, including energy costs, market demand, economy trend, and freight costs. The prices for raw materials have fluctuated in the past, and may fluctuate significantly in the future.

Furthermore, our quality control system starts from procurement. Before entering our production flow, the raw materials and components must be certified for quality. We also perform quality reexaminations and unannounced inspections on raw materials in the mass production flow. We review the performance of our suppliers based on the defective percentage of their supplies, and adjust the amount of procurement from them accordingly. Our supplier agreement usually contains a quality control clause, under which we may seek remedies against our suppliers, such as damages and rectification, in the event the supplies fall below the quality standard or exceed minimum defective percentage.

The cost of the raw materials and components constituted approximately 81%, 80% and 80% of the total cost of production in the six months ended March 31, 2020, fiscal years 2019 and 2018, respectively.

For the six months ended March 31, 2020, none of our suppliers accounted for more than 10% of our total purchases, respectively. For the fiscal year 2019, two of our suppliers accounted for 10.3% and 10.1% of our total purchases, respectively. For the fiscal year 2018, two of our suppliers accounted for 38.4% and 10.5% of our total purchases, respectively.

Production process

The following diagram sets forth the general workflow of our wheelchair and wheelchair components production and assembly process. We carry out most work in house, but may entrust generic processes such as surface treatment, welding and sewing to third-party contractor manufacturers, depending on the products and the availability of our facilities located in Changzhou City and Taizhou City, Jiangsu Provice. As of the date of the prospectus, due to the relative small number of sales of our living aids products, we procure part of our living aids products from third party suppliers, and produce the rest at our facility located in Taizhou City, Jiangsu Province.

Production Facilities

We own two manufacturing plants in Changzhou and Taizhou, Jiangsu Province, China, with approximately 228,257 square feet in the aggregate. We focus on best practices in quality control and employee safety across all of our segments. For quality control and testing, we have fatigue testing machines, tensile strength testing machines, rust testing machines, and a computer system to record and manage quality control data. In all, the equipment at our factory was valued at approximately $0.7 million as of March 30, 2020, net of depreciation costs.

We train our manufacturing employees the manufacturing principles and best practices in the industry while maintaining a reasonable space for them to develop problem solving skills and creativity—in this way, we are able to ensure efficiency of their production processes and enhance their work experience.

Warranty Policy

The service life of our wheelchairs is 10 years. We offer 10 years warranty for the frame of our wheelchairs, and one year warranty for other parts of our wheelchairs, except for “wear items”, i.e. those parts that wear out such as tires or brake pads, which are covered under our warranty for six months.

Research and Development

We believe our research and development capabilities are essential to ensure the success and competitiveness of our business. Our R&D department is led by our CEO, Dr. Erqi Wang, with a team of than 30 employees, most of whom having advanced degrees in engineering and related fields. Dr. Wang pioneered a tailor-made concept for “rehabilitation wheelchair” design in China that allows users to adjust functions according to their individual conditions. Our wheelchairs designed under this concept has won a number of design awards in China, including the Changzhou Science and Technology Progress Award, the Wujin District Science and Technology Progress Award, the Silver Award of the First Industrial Design Competition of Jiangsu Province, and the CF Silver Award of the “Canton Fair”.

Our R&D department is responsible for delivering new wheelchair designs each year. Recently, we introduced eight new wheelchair models to our customers in 2016, nine in 2017, five in 2018, and seven in fiscal year 2019. In addition to wheelchairs, our R&D department also developed several new living aids products including oxygen concentrators and bath machines.

Our research and development expenses were $$510,864, $1,129,723 and $1,201,942 in the first six months ended March 30, 2020, fiscal 2019 and 2018, representing 7.1%, 5.5% and 5.7% of our total revenues for 2019 and 2018, respectively. We expect our R&D expenses to continue to increase, as we continue to conduct research and development activities, especially seeking to develop more new products to meet customer demands and expand our product offering.

Sales and Marketing

We believe the best marketing is through: (1) making quality products that consistently meet and exceed customer expectations, and (2) providing excellent customer services to establish long-term relationships with satisfied customers. We have a team of experienced sales and marketing professionals, with a workforce of 10 employees, many of whom are seasoned workers in their respective areas and have accumulated many years of experience. Our sales team are constantly recruiting for qualified and reputable dealers to join our distributing network.

To promote our products to distributors and end-users, we participate in the annual conferences such as the China Medical Equipment Exhibition, China Welfare Exhibition, Rehabilitation Equipment Exhibition in Dusseldorf, Germany, and Dubai International Medical Equipment Exhibition. In addition, we advertise on major e-commerce sites such as Alibaba and T-mall.

Furthermore, we plan to build our own internet distribution platform where we can promote our products directly to the end users.

Competition

The wheelchair and living aids products markets in both Japan and China are complex and attractive markets characterized by: increasing aged population, rising disposable income of Chinese residents, and continuous government support. We believe that the Japanese and Chinese wheelchair and living aids markets have historically been very competitive and are markets where major medical facility companies and smaller, less sophisticated, companies coexist. Nevertheless, we believe that our industrial reputation, efficient marketing efforts and effective quality control enable us to achieve dominant market shares in the Japanese manual wheelchair market. Further, under our current leadership, our focus on product innovation, operational improvement, and brand building has strengthened our market position in Japan while driving rapid growth and expanding margins in the past two years.

We have competitors in China and Japan that manufacture products similar to ours. These companies sell products similar to ours and some of them may have more assets, resources and a larger market share. We believe we are able to compete with these competitors because of the first-class quality of our products, our engineering ingenuity, and our accumulated customers’ goodwill.

Products	Competitors
Manual wheelchairs and living aids	Sangui Wheelchair Rehabilitation Equipment (Shanghai) Co. Ltd.
Manual and electric wheelchairs	Shanghai Jiekaiyang Medical Equipment Co., Ltd.
Manual wheelchairs	Matsunaga Welfare Appliance Manufacturing (Shanghai) Co., Ltd.
Manual wheelchairs and living aids	Jiangsu Yuyue Medical Equipment Co., Ltd.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property for use in our business.

We own a portfolio of intellectual property, including 103 patents, confidential technical information and technological expertise in manufacturing wheelchairs and living aids products. We also own 25 registered trademarks in China for certain trade names, brands, and products. Our intellectual property is registered with the Chinese intellectual property agency and is not registered outside of China. We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business operations and have an active program to maintain these rights.

While we highly value our intellectual properties and related assets, we do not believe that our market position and competitiveness are heavily dependent on them, or that our operations are dependent upon any single patent or group of related patents to manufacture our products. We nevertheless face intellectual property-related risks. For more information on these risks, see “Risk Factors—Risks Related to Our Business— Our success depends on our ability to protect our intellectual property.”

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for either our wheelchair business or living aids products business.

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events. For example, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees in compliance with applicable PRC laws. We also maintain employer liability insurance and property insurance for our fixed assets and inventories. We are not required to maintain business interruption insurance or product liability insurance in China under PRC laws. We do not maintain key man insurance, insurance policies covering damages to our network infrastructures or information technology systems nor any insurance policies for our properties. During the fiscal years 2018 and 2019, we did not file any material insurance claims in relation to our business.

Employees

We had a total of 318, 341, and 319 employees on September 30, 2019, 2018, and 2017, respectively. As of November 30, 2020, we had 251 employees. The following table sets forth the number of our employees by function as of November 30, 2020:

Department	Number of Employees
R&D	39
Sales and Marketing	10
Accounting Department	7
Procurement - Warehousing Department	12
Quality Control Department	8
Production Department	160
Admin&HR	15
Total	251

We enter into employment contracts with our full-time employees.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Properties and Facilities

We maintain corporate office space in Changzhou, Jiangsu, and manufacturing properties in the cities of Changzhou and Taizhou, Jiangsu Province, China. The locations the manufacturing properties that we currently own or lease are listed below. We believe that our facilities are suitable and adequate for our operations and are adequately maintained.

Real Property Locations	Approximate Square Feet	Segments	Owned or Leased
Changzhou City, Jiangsu Province, China	120,618	Manual wheelchairs, electric wheelchairs	Owned

Taizhou City, Jiangsu Province, China	107,639	Manual wheelchairs, living aids products	Leased (exp. 4/30/2043)

Changzhou City, Jiangsu Province, China	14,208	Staff dormitory	Leased (exp. 12/31/2020)

Taizhou City, Jiangsu Province, China	1,848	Staff dormitory	Owned

Total	244,313

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

A. This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulation on Medical Devices

Regulatory Authorities

In the PRC, the National Medical Products Administration (“NMPA”) is the government authority that monitors and supervises the administration of pharmaceutical products, medical devices, and cosmetics. It replaces the China Food and Drug Administration. The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical devices, and cosmetics in the PRC;

●	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device, and cosmetics industry;

●	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

●	approving and issuing permits for the manufacture and export/import of pharmaceutical products, as well as medical devices, and approving the enterprise to be engaged in the manufacture and distribution of pharmaceutical products, Class III medical devices; and

●	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics and handling significant accidents involving these products.

The National Health and Family Planning Commission, or the NHFPC, has been renamed as the National Health Commission (“NHC”). The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety.

Medical Devices Administration Laws and Regulations

The Regulation on the Supervision and Administration of Medical Devices as amended by the State Council in May 2017, regulates entities that engage in the research and development, production, operation, use as well as supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the expected objectives, structural features, methods of use and other factors of medical devices.

The Measures for the Supervision and Administration of the Manufacture of Medical Device, as promulgated by the CFDA in November 2017, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration at or above the county level regulates medical device manufacturing within its administrative region, including manufacturing related licensing and registration, contract manufacturing and manufacturing quality controls.

The Measures for the Supervision and Administration of the Operation of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities that engage in business activities involving medical devices in the PRC. Business activities involving medical devices are regulated in accordance with the medical devices’ risk levels. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices. A license is required for business activities involving Class III medical devices.

Wheelchairs and living aids products are classified as Class II medical devices according to the catalogue of medical devices promulgated by China Food and Drug Administration in August 31, 2017. Changzhou Zhongjin and Taizhou Zhongjin obtained their Class II medical device manufacture licenses on August 29, 2016 and March 27, 2019, Changzhou Zhongjin obtained medical device manufacture registration certificates for manual wheelchairs on June 6, 2014 (renewed on April 22, 2019), for electric wheelchairs on April 24, 2014 (renewed on February 18, 2020), and for living aids products on April 14, 2017. These licenses are for five years and can be renewed.

Packaging of Medical Devices

The Administrative Rules on Instruction Manuals and Labels of Medical Devices, as promulgated by the CFDA in 2014, provides the requirements for instruction manuals and labeling of any medical device to be sold and used in the PRC. The information contained in the instruction manual and label of a medical device must be scientific, authentic, complete, accurate and consistent with product characteristics. The information contained in the instruction manual and label of a medical device must be consistent with the relevant information registered or filed for record. The information contained in the label of a medical device must be consistent with the relevant information in its instructions.

We believe that we are in compliance with these regulations in all material respects.

Regulations on Product Quality

The Product Quality Law of the PRC, or the Product Quality Law, was adopted on February 22, 1993 and last amended on December 29, 2018. The Product Quality Law applies to anyone who manufactures or sells any product within the territory of the PRC. It is prohibited from producing or selling counterfeit products in any form, including counterfeit brands, or providing false information about the product manufacturers. Violation of national or industrial standards may result in civil liability and administrative penalties such as compensation, fines, suspension of business and confiscation of illegal income, and serious violations may result in criminal liabilities. We are in compliance with the Product Quality Law.

Regulations Relating to Foreign Trade

Pursuant to the Foreign Trade Law of the PRC, promulgated on May 12, 1994 and amended on April 6, 2004 and November 7, 2016, respectively, and the Measures for the Record Filing and Registration of Foreign Trade Business Operators promulgated by the Ministry of Commerce of the PRC on June 25, 2004 and effective on July 1, 2004, which was last amended on November 30, 2019. foreign trade operators engaged in the import and export of goods or the import and export of technology must register with the Ministry of Commerce of the PRC or its authorized institution. In addition, if an entity imports or exports goods as consignee or consignor, it shall register with the local customs according to the Administrative Provisions of the Customs of the PRC on the Registration of Customs Declaration Entities, promulgated on March 13, 2014, and amended on December 20, 2017 and May 29, 2018, respectively, came into effect on July 1, 2018. We have registered with authorities pursuant to the applicable provisions.

PRC Laws and Regulations on Environmental Protection

The Ministry of Ecology and Environment is responsible for the uniform supervision and control of environmental protection in the PRC. It formulates national environmental quality and discharge standards and monitors the PRC’s environmental system. Ecology and Environment bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction.

Pursuant to the Law on Environmental Impact Evaluation of the PRC promulgated on October 28, 2002, last amended on November 29, 2018 and effective from November 29, 2018, manufacturers must prepare and file an environmental impact reports, environmental impact statements or environmental impact registration forms setting forth the impact that the proposed construction project may have on the environment and the measures to prevent or mitigate the impact in accordance with the degree of environmental impacts of the construction project for approval by the relevant PRC government authority prior to commencement of construction of the relevant project. Changzhou Zhongjin and its subsidiaries have obtained approval for their environmental impact reports and environment impact statements as required.

Pursuant to the Environmental Protection Law of the PRC, or the Environmental Protection Law, promulgated on December 26, 1989, amended on April 24, 2014 and effective on January 1, 2015, the environmental protection department of the State Council is in charge of promulgating national standards for environmental protection. The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Any entity that discharges pollution must obtain the Pollution Discharging License from the relevant environmental protection authority. Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property, personal injuries or death.

Pursuant to the Air Pollution Prevention Law of the PRC promulgated by the NPC on September 5, 1987, last amended on and effective from October 26, 2018, the environmental protection authorities above the county level are in charge of exercising unified supervision and administration of prevention and control of air pollution. Manufacturers discharging polluted air must comply with applicable national and local standards. Manufacturers discharging polluted air must pay environmental protection tax. If a manufacturer emits polluted air exceeding national or local standards, it must correct its action during a prescribed period of time and the manufacturer may be subject to penalties.

Pursuant to the Water Pollution Prevention Law of the PRC promulgated by the NPC on May 11, 1984, last amended on June 27,2017, and effective from January 1, 2018, manufacturers must discharge water pollutants in accordance with national and local standards. If the water pollutants discharged exceed national or local standards, the manufacturer would be subject to fines of not less than RMB100,000 yuan but not more than RMB1 million yuan. In addition, the environmental protection authority has the right to order such manufacturer to correct their actions by reducing the amount of discharge during a stipulated period of time by restricting or suspending their operations. If the manufacturer fails to correct its action at the expiration of the stipulated period, the environmental protection authority may, subject to approval by the relevant level of the PRC government, shut down the manufacturer.

Changzhou Zhongjin has obtained its Pollutant Discharging License valid from September 6, 2016 to September 6, 2017, and Taizhou Zhongjin has obtained the Pollutant Discharging License valid from March 1, 2020 to February 28, 2023, as required by the Air Pollution Prevention Law of the PRC as well as the Water Pollution Prevention Law of the PRC.

PRC Laws and Regulations on Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (2020 Revision) (the “Catalogue”), which was last amended and issued by MOFCOM and NDRC on June 23, 2020 and became effective since July 23, 2020, and the Special Management Measures for Foreign Investment Access (2020 version), or the Negative List, which came into effect on July 23, 2020. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. As of the date of this prospectus, our current production and operation do not fall within any items on the Negative List. However, due to foreign investment restriction on value-added telecommunications services, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and retransmission business and a call center business. In 2015, Zhongjin Jinao obtained a value-added telecommunications businesses operation license as the Company plans to open its own internet platform for selling and promoting products directly to its end-users. The license expired in June 2020 and the Company is in the process of renewing it. As a result, we would not be able to hold any equity of Changzhou Zhongjin and its subsidiaries.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. The State also establishes information reporting system and national security review system according to the Foreign Investment Law.

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Foreign Investment Law of the PRC was promulgated on March 15, 2019, and became effective on January 1, 2020. Implementation Regulations for the Foreign Investment Law of the People’s Republic of China were promulgated by the State Council on December 26, 2019, and became effective on January 1, 2020. Measures on Reporting of Foreign Investment Information were promulgated by MOFCOM on December 30, 2019 and became effective on January 1, 2020. The above-mentioned laws form the legal framework for the PRC Government to regulate WFOEs. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of WFOEs.

According to the above regulations, a WFOE should submit an initial report through the Enterprise Registration System at the time of completion of establishment registration for the foreign investment enterprise. Erhua Medical Technology(Chang Zhou).Ltd is a WFOE since established, and has submit an initial report. Its establishment and operation are in compliance with the above-mentioned laws. Changzhou Zhongjin is a PRC domestic company, and it is not subject to the record-filling or examination applicable to FIEs.

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2020 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and retransmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i)PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii)value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii)each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv)all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

PRC Laws and Regulations on Intellectual Property Rights

Regulations on Trademarks

The Trademark Law of the PRC was adopted at the 24th meeting of the SCNPC on August 23, 1982. Three amendments were made on February 22, 1993, October 27, 2001 and August 30, 2013. The last amendment was implemented on April 23, 2019. The Regulations on the Implementation of the Trademark Law of the PRC were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the Trademark Law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. We are currently holding 11 registered trademarks in China and enjoy the corresponding rights.

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984, as latest amended on December 27, 2008, and effective from October 1, 2009 and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and latest amended on January 9, 2010, there are three types of patent in the PRC: invention patent, utility model patent and design patent. The protection period is 20 years for invention patent and 10 years for utility model patent and design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within 3 years from the date of application.

We currently own 103 patents in China and enjoying the corresponding rights. In addition, we have filed 23 patent applications with the Patent Administration Department of the PRC. We have exclusive rights to manufacture the products and utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. To our knowledge, we do not violate the existing patent rights of any third party.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. As of the date of this prospectus, we have completed registration for our domain name of “zhjmedical.com” as a provider of non-commercial internet-based information services.

PRC Laws and Regulations on Foreign Exchange

General Administration of Foreign Exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB 300,000 on an institution or less than RMB 50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

As of the date of this prospectus, all beneficial shareholders of Changzhou Zhongjin have completed registrations in accordance with Circular 37. The failure of our beneficial shareholders to comply with the registration procedures may subject each of our beneficial shareholders to fines of less than RMB 50,000 (approximately US$7199). The Chinese resident shareholders’ failure to comply with SAFE Circular 37 also results in restrictions being imposed on foreign exchange activities of the SPV, including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders, and contribute registered capital as well as additional capital to WFOE. WFOE’s ability to pay dividends or make distributions is also restricted, and repatriation of profits and dividends derived from special purpose vehicles by Chinese residents to China are illegal. The offshore financing funds are also not allowed to be used in China.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015. According to Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises, meaning the monetary contribution confirmed by the foreign exchange authorities or the monetary contribution registered for account entry through banks, shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi it obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; or

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi capital converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi capital shall not be provided as loans to non-affiliated entities.

PRC Laws and Regulations on Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”) was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007 and became effective on January 1, 2008, and was last amended on December 19, 2018. The Implementation Rules of the EIT Law (the “Implementation Rules”) were promulgated by the State Council on December 6, 2007 and amended on April 23, 2019. According to the EIT Law and the Implementation Rules, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises shall pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC shall pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises whose incomes having no substantial connection with their institutions in the PRC, shall pay enterprise income tax on their incomes obtained in the PRC at a reduced rate of 10%.

The Arrangement between the PRC and Hong Kong Special Administrative Region for the Avoidance of Double Taxation the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Arrangement”) was promulgated by the State Administration of Taxation (“SAT”) on August 21, 2006 and came into effect on January 1, 2007. According to the Arrangement, a company incorporated in Hong Kong will be subject to withholding tax at the lower rate of 5% on dividends it receives from a company incorporated in the PRC if it holds a 25% interest or more in the PRC company. Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (the “Notice”) was promulgated by SAT on February 3, 2018 and became effective on April 1, 2018. According to the Notice, a beneficial ownership analysis will be used based on a substance-over-form principle to determine whether or not to grant tax treaty benefits.

It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Taxation - People’s Republic of China Enterprise Taxation”.

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC, or the VAT Regulations, which were promulgated by the State Council on December 13, 1993, took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the MOF on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling services of transportation, postal, basic telecommunications, construction and lease of immovable, selling immovable, transferring land use rights, selling and importing other specified goods including fertilizers; 6% for taxpayers selling services or intangible assets.

According to the Notice on the Adjustment to the Value-added Tax Rates issued by the SAT and the MOF on April 4, 2018, where taxpayers make VAT taxable sales or import goods, the applicable tax rates shall be adjusted from 17% to 16% and from 11% to 10%, respectively. Subsequently, the Notice on Policies for Deepening Reform of Value-added Tax was issued by the SAT, the MOF and the General Administration of Customs on March 30, 2019 and took effective on April 1, 2019, which further adjusted the applicable tax rate for taxpayers making VAT taxable sales or importing goods. The applicable tax rates shall be adjusted from 16% to 13% and from 10% to 9%, respectively.

Currently, Changzhou Zhongjin and its subsidiaries are paying VAT at the rate of 13% for manual and electric wheelchair manufacturing; 15% for corporate income tax due to Changzhou Zhongjin and Taizhou Zhongjin’s National High Tech Enterprise (“NHTE”) status. Our qualification of NHTE was obtained in November 2018, which is reviewed once every three years by the National High and New Technology Enterprise Identification and Management Leading Group Office. We cannot guarantee that we will maintain such status in the future.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes (“Double Tax Avoidance Arrangement”) and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”) issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits.

We have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate. We have not filed required forms or materials with the relevant PRC tax authorities to prove that we should enjoy the 5% PRC withholding tax rate.

PRC Laws and Regulations on Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995 and was last amended on December 29, 2018, and the Labor Contract Law of the PRC, which was promulgated on June 29, 2007, became effective on January 1, 2008 and was last amended on December 28, 2012, with the amendments coming into effect on July 1, 2013, enterprises and institutions shall ensure the safety and hygiene of a workplace, strictly comply with applicable rules and standards on workplace safety and hygiene in China, and educate employees on such rules and standards. Furthermore, employers and employees shall enter into written employment contracts to establish their employment relationships. Employers are required to inform their employees about their job responsibilities, working conditions, occupational hazards, remuneration and other matters with which the employees may be concerned. Employers shall pay remuneration to employees on time and in full accordance with the commitments set forth in their employment contracts and with the relevant PRC laws and regulations. Changzhou Zhongjin and its subsidiary company have entered into written employment contracts with all the employees and performed their obligations under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and last amended on December 29, 2018, employers in the PRC shall provide their employees with welfare schemes covering basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance, and occupational injury insurance. Changzhou Zhongjin has been making social security premium at the lowest wages level possible for some of its employees, who actually make higher wages. The relevant social security premium collection agency may challenge Changzhou Zhongjin’s practice and require it to make or supplement contributions within a stipulated period. Changzhou Zhongjin may be subject to a late payment fine computed from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities may impose a fine ranging from one to three times the amount of the amount in arrears.

In accordance with the Regulations on Management of Housing Provident Fund, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Changzhou Zhongjin and its subsidiaries have opened bank accounts for its employees’ housing funds deposits, but did not fully deposit some of its employees’ housing funds in accordance with the Regulations of HPF. The relevant PRC authorities may require Changzhou Zhongjin and its subsidiaries to fund its accounts within a prescribed time limit. If Changzhou Zhongjin and its subsidiaries fail to make the payment and deposit within the prescribed time limit, an application may be made to the people’s court for compulsory enforcement.

B. This section sets forth a summary of the principal Japanese laws and regulations relevant to our business in Japan.

The Company manufactures wheelchairs and wheelchair components as subcontracted by Nissin Medical Industries Co., Ltd.(“Nissin”), which imports and distributes the Company’s products in Japan under Nissin’s brands.

Licenses Required to Sell Assistive Products in Japan

In Japan, no government license or permission is specifically required to manufacture or sell assistive products, including wheelchairs, for persons with disability.

Laws concerning safety of assistive products for persons with disability

In Japan, assistive products, including wheelchairs, for persons with disability, are not included in “medical devices” as defined in the “Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices”, promulgated on August 10, 1960 and most recently amended on December 4, 2019. Therefore, assistive products are not regulated for safety as medical devices, and the same laws that govern product safety and consumer protection with regard to general products, including the Product Liability Act, the Electrical Appliance and Material Safety Act, the Consumer Product Safety Act, the Road Traffic Act, and the Industrial Standardization Act, are applicable to assistive products for persons with disability.

Assistive products for persons with disability is defined in the “Act on Promotion of Research, Development and Dissemination of Social Welfare Equipment” promulgated on May 6, 1993 and most recently amended on June 13, 2014. This act aims to promote research and development of assistive products for persons with disability and does not contain any provisions regarding the safety of assistive products for persons with disability.

Product Liability Act

The Product Liability Act, promulgated on July 1, 1994 and most recently amended on June 2, 2017, was enacted as a special provision of the principle of negligence liability of the Civil Code, and stipulates product liability based on the principle of strict liability for accidents caused by products.

Prior to the enactment of the Product Liability Act, in the event of an accident caused by a defect in a product, the victim had to claim damages based on the tort provisions of the Civil Code. However, it was extremely difficult and lengthy for the victim to claim and prove the manufacturer’s intentional act or negligence. Therefore, to bolster victim protection, the Product Liability Act introduced liability for compensation for damages, which eliminates the requirement of intentional act or negligence.

In the Product Liability Act, a “product” is defined as movable property manufactured or processed. In addition, “defect” means a lack of safety that the product ordinarily should provide, taking into account the nature of the product, the ordinarily foreseeable manner of use of the product, the time when the manufacturer delivered the product, and other circumstances concerning the product. The entity liable for the product is (i) any person who manufactured, processed, or imported the product in the course of trade, (ii) any person who provides his/her name, trade name, trademark or other indication on the product as the manufacturer of such product, or any person who provides the representation of name, etc. on the product which misleads others into believing that he/she is the manufacturer, and (iii) any person who provides any representation of name, etc. on the product which, in light of the manner concerning the manufacturing, processing, importation or sales of the product, and other circumstances, holds himself/herself out as its substantial manufacturer (such persons are referred to as “Manufacturer”). The Manufacturer must compensate for damages arising from property or physical damages caused by the defect in the delivered product.

In Japan, the so-called punitive damages system that allows compensation beyond the scope of actual damages is not recognized.

Since the Company is the Manufacturer of wheelchairs, it is strictly liable for damages caused by its products.

Electrical Appliances and Materials Safety Act

The Electrical Appliances and Materials Safety Act, promulgated on November 16, 1961, and most recently amended on June 12, 2020, aims at preventing the occurrence of dangers and electromagnetic interference caused by electrical equipment and designates about 450 products as electrical equipment. It regulates manufacturing and sales, and promotes voluntary activities of private business operators to secure safety of electrical equipment.

A person who engages in the business of manufacturing or importing electrical equipment as stipulated in the Electrical Appliances and Materials Safety Act must notify the Minister of Economy, Trade and Industry of the date it commences operating its business within 30 days of such date (hereinafter referred to as “Notifying Supplier”). When a Notifying Supplier manufactures or imports electrical equipment, it is obligated to comply with the technical standards specified by the Ordinances of the Ministry of Economy, Trade and Industry, and furthermore, is obligated to conduct inspections as set by the government and record and store inspection results. If the electrical equipment manufactured or imported by the Notifying Supplier falls under “Specified Electrical Appliances and Materials” specified by the Orders of Enforcement of the Act, the electrical equipment must also pass the conformance inspection and be issued a certificate of conformance by the national registered inspection body. When the Notifying Supplier fulfills these obligations, it may attach a label (PSE mark) specified by the Ordinance of the Ministry of Economy, Trade and Industry on the product. A person who manufactures, imports, or sells electrical equipment may not sell electrical equipment or display them for the purpose of sale unless they bear the PSE mark.

The Company’s electrical wheelchairs (including their chargers and batteries) fall under the electrical appliances and materials specified by the Act. In that case, it is necessary to attach the PSE mark and prescribed labeling when selling the product.

Furthermore, of the electrical equipment, the long-term use product safety labeling system has been established for products with a large number of accidents, although the rate of incidence of serious accidents due to aging degradation is not high, and display warnings for the design-based standard period of use and aging degradation are obligatory. Electrical equipment subject to the long-term use product safety labeling system are designated by ministerial ordinance on the technical standards of the Act, and currently, assistive products for persons with disability are not included in the subject products.

Consumer Product Safety Act

The Consumer Product Safety Act, promulgated on June 6, 1973 and most recently amended on June 13, 2018, regulates the manufacture and sale of specified products and promotes the proper maintenance of specified maintenance products to prevent harm to the lives or bodies of general consumers due to consumer products. At the same time, measures such as collecting and providing information on product accidents are taken with the aim of protecting the interests of general consumers.

Consumer products are defined as “any product supplied mainly for use by general consumers for their routine everyday activities.” All products that are usually sold to general consumers in the market for the purpose of being used for the daily life of general consumers are subject to the Consumer Product Safety Act. The Act, designates “specified products” that require self-confirmation of product safety and among such products, “special specified products” that further require inspection of independent bodies registered with the relevant minister for those products that require special regulation. If a person who conducts business of manufacturing, importing, or selling specified products does not conduct an inspection himself/herself and attach a label (PSC mark) indicating that the product conforms to the technical standards specified by ministerial ordinance, the person may not sell or display such products for sale. For “special specified products”, in addition to ensuring safety by the business operator’s own inspection, the PSC mark cannot be attached unless the conformity inspection is performed and the conformity certificate is issued by the registered inspection organization, and without the PSC mark, the special specified products cannot be sold or displayed for the purpose of sale.

In addition, if a serious product accident such as a fatal accident or fire occurs, a person who manufactures or imports a consumer product must report to the Japanese Prime Minister the prescribed matters such as the name and model of the product, details of the accident, and the quantity of the imported and sold consumer products within 10 days from the day when he/she learns that a serious product accident has occurred. This product accident information reporting obligation is imposed on all manufacturers and importers of consumer products in Japan, regardless of the size of the company. As of the date of this report, the Company has not had to report any such incidents.

In addition, the Consumer Product Safety Act designates products that are likely to cause safety problems due to deterioration caused by long-term use and cause serious harm as “specified products requiring maintenance” and establishes an inspection system.

At present, assistive products for persons with disability including wheelchairs do not fall under any of the specified products or the specified products requiring maintenance. Therefore, the sole obligation under the Act owed by of a business operator who manufactures, imports, and sells wheelchairs, whether manual or electric, is the obligation to report product accident information.

Road Traffic Act

An electric wheelchair is not considered a pedestrian unless it meets the requirements of the Road Traffic Act, promulgated on June 25, 1960 and most recently amended on June 12, 2020, whereas a manual wheelchair is considered a pedestrian. The enforcement regulations of the Road Traffic Act stipulate the requirements as follows: the size of the vehicle body does not exceed 120 cm in length, 70 cm in width, and 120 cm in height (height of the part excluding the head support), and the structure of the vehicle body (1) uses an electric motor as engine, (2) cannot reach speeds exceeding 6 km/hour, (3) has no sharp protrusions that may harm pedestrians, and (4) can be clearly distinguished from an automobile or a motorized bicycle in its appearance.

By satisfying the above requirements, an electric wheelchair is regarded as a pedestrian, can be driven on public roads, and is not subject to the regulations, e.g., a license, a helmet, or a one-way street, imposed when driving a vehicle such as an automobile.

The electric wheelchairs currently manufactured by the Company satisfy these requirements and are therefore considered as pedestrians.

Industrial Standardization Act

The purpose of the Industrial Standardization Act, promulgated on June 1, 1949 and most recently amended on May 30, 2018, is to promote industrial standardization by enacting and disseminating appropriate and rational industrial standards and promote international standardization by cooperation in the establishment of international standards and thereby improve the quality of mineral or industrial products, increase productivity and otherwise rationalize production, simplify and make transactions fair, and rationalize the use or consumption of mineral or industrial products and also contribute to the enhancement of public welfare.

The Industrial Standardization Act stipulates the establishment of the Japanese Industrial Standards (JIS) and the JIS mark display system. The JIS are voluntary standards and not mandatory standards, but if the JIS are cited in technical standards of laws and regulations, the JIS will be enforceable. JIS are established or amended by the competent minister through procedures under the Industrial Standardization Act. When intending to display the JIS mark on a product, it is necessary to obtain certification by an independent body registered in Japan.

Regarding wheelchairs, there are JIS for manual wheelchairs, electric wheelchairs, and handle-type electric wheelchairs. These are voluntary standards, but when receiving benefits using long-term care insurance, the wheelchairs must conform to standards equivalent to the JIS. When using a wheelchair as a prosthetic device stipulated in the Services and Supports for Persons with Disabilities Act, the basic structure of the ordinary type is said to be based on the JIS standards, but the interpretation is that in the end the basic structure conforms to the standards, and it is interpreted that this does not mean that JIS certification has to be obtained. As of the date of this prospectus, the Company’s wheelchairs comply with the JIS.

Standards concerning safety of assistive products for persons with disability

Mandatory standards

The PSC mark requirement under the Consumer Product Safety Act is not currently applied to assistive products for persons with disability because assistive products for persons with disability are not designated as specified products.

The PSE mark requirement under the Electrical Appliances and Materials Safety Act may apply to electric wheelchairs and needs to be attached to electric wheelchairs sold by the Company. As of the date of this prospectus, electric wheelchairs sold by the Company bear the PSE mark.

If an electric wheelchair meets the requirements of the Road Traffic Act, it can be certified by the National Public Safety Commission and can be marked with the TS mark. As of the date of this prospectus, the Company’s electric wheelchairs meet the requirements of the Road Traffic Act.

Voluntary standards

The JIS are voluntary standards, but for wheelchairs provided at the publ ic expense under the Long-Term Care Insurance Act, it is highly encouraged that those conform to the JIS or standards equivalent to the JIS. As of the date of this product, the Company’s wheelchairs comply with the JIS.

As a private system operated by the Consumer Product Safety Association, the SG mark system consists of standards (SG standards) for the safety, quality and use of consumer products. Currently, only manual wheelchairs can be certified with the SG mark. As of the date of this prospectus, the Company’s manual wheelchairs are not certified under the SG Standards.

The QAP mark is a private system in which the Association for Technical Aids conducts clinical evaluations such as usability in regard to the safety of assistive products for persons with disability. The QAP mark is premised on having acquired JIS mark certification. Currently, both manual wheelchairs and electric wheelchairs can be certified with the QAP mark. As of the date of this prospectus, the Company’s wheelchairs are not certified with the QAP mark.

Laws concerning distribution of wheelchairs in Japan

Assistive products for persons with disability such as wheelchairs, are divided for purposes of the long-term care insurance system, into (i) those that are lent to individuals at home through a business operator lending assistive products for persons with disability, (ii) those that are provided to long-term care insurance facilities and used by users and in the framework of the Services and Supports for Persons with Disabilities Act, (iii) those provided to users as prosthetic devices and outside of the framework of the long-term care insurance system and the Services and Supports for Persons with Disabilities Act, (iv) those provided to hospitals and other facilities, and (v) those purchased and used by individuals, and their regulation differs depending on each distribution channel.

Laws concerning government-provided benefits relating to assistive products for persons with disability

Long-Term Care Insurance Act

The Long-Term Care Insurance Act, promulgated on December 17, 1997 and most recently amended on June 12, 2020, aims to provide long-term care to society as a whole so that people can live with peace of mind even if they are in need of long-term care.

The long-term care insurance system stipulated in the Long-Term Care Insurance Act is a system in which participants pay a share of insurance premiums, need to be certified by local municipalities when they need long-term care, and use the necessary long-term care services provided by the long-term care service providers. Municipalities and special wards (local entities) are the implementing bodies of long-term care insurance, and as the insurer, they operate long-term care insurance, with insurance premiums and public expenses as financial resources. Participants (insured persons) of the long-term care insurance system are divided into the first insured persons (persons aged 65 and over) and the second insured persons (persons aged 40 to 64 years old who have medical insurance) depending on their age. Services under the long-term care insurance system can be used by the first insured persons who have been certified as requiring long-term care or support, or the second insured persons who have been certified as requiring long-term care or support due to a specified illness and they can use services according to each need for long-term care. The long-term care insurance user pays 10% to 30% of the long-term care service cost to the long-term care service provider according to the user’s income (self-pay), but the remaining cost is paid by the insurer to the long-term care service provider.

One of the services that can be received under the long-term care insurance system is the “lending of assistive products for persons with disability.” Among the assistive products for persons with disability, the items covered by long-term care insurance are designated in public notices and interpretation notices issued by the Ministry of Health, Labor and Welfare. Wheelchairs are included in items of assistive products covered by long-term care insurance that can be subject to lending to persons with disability. In the above interpretation notice, wheelchairs covered by the long-term care insurance are those that conform to the JIS standards or standards equivalent to the JIS standards. The Company’s wheelchairs that display the JIS mark can be covered under the long-term insurance program.

Laws concerning the representations and advertisement of assistive products

Act Against Unjustifiable Premiums and Misleading Representations

The Act Against Unjustifiable Premiums and Misleading Representations, promulgated on May 15, 1962 and most recently amended on May 31, 2019, aims to protect the interests of general consumers by providing for limitations and prohibition of acts that are likely to interfere with general consumers’ voluntary and rational choice-making in order to prevent the inducement of customers by means of unjustifiable premiums and misleading representations, and stipulates penalties for the providing excessive premiums and making misleading representations. When advertising its products in Japan, the Company must comply with the provisions of the Act Against Unjustifiable Premiums and Misleading Representations.

As of the date of this prospectus the Company is in compliance with the Act Against Unjustifiable Premiums and Misleading Representations.

Unfair Competition Prevention Act

The purpose of the Unfair Competition Prevention Act, promulgated on May 19, 1993 and most recently amended on May 30, 2018, is to provide for matters such as measures for the prevention of unfair competition and compensation for damages caused by unfair competition, in order to ensure fair competition among business operators and accurate implementation of international agreements related thereto, and thereby contribute to the sound development of the national economy.

Currently, Article 2 of the Unfair Competition Prevention Act defines unfair competition as: (i) acts that cause confusion with the labeling of well-known goods, etc. (Item 1), (ii) acts of abuse of labeling of well-known goods, etc. (Item 2), (iii) providing goods which imitate the configuration of another person’s goods (Item 3), (iv) infringement of trade secrets (Items 4 to 10), (v) wrongful acquisition of data for limited provision (Items 11 to 16), (vi) providing devices, etc. that hinder the effects of technological restriction measures (Items 17 and 18), (vii) wrongful acquisition of domain names (Item 19), (viii) representations causing misunderstanding about the origin, quality, etc. of goods and services (Item 20), (ix) reputation damaging acts (Item 21), (x) trademark abuse act of an agent, etc. (Item 22). In addition, (i) wrongful use of a flag, crest, etc. of a foreign state (ii) wrongful use of a mark of an international organization, and (iii) bribery of foreign public officials are also prohibited by the Act based on international agreements.

As of the date of this prospectus, the Company is in full compliance with the Unfair Competition Prevention Act.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Erqi Wang	52	Chief Executive Officer, Director, Chairman of the Board
Ziqiang Wang	51	Chief Financial Officer
[●]	[●]	Independent Director*
[●]	[●]	Independent Director*
[●]	[●]	Independent Director*

*	the appointment of our independent directors will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Erqi Wang has been our CEO and Chairman since January 2020, and he has served as CEO and Chairman of Changzhou Zhongjin since he founded the company in October 2006. Mr. Wang is also a core leader of our R&D department. Previously, from July 2009 to March 2018, Mr. Wang served as the managing director of Sangui Rehabilitation Equipment (Shanghai) Co., Ltd. Currently, he also serves as the Honorary Vice President of Jiangsu Welfare Foundation for the Disabled and is a member of the China Wheelchair Association Mr. Wang has received a number of awards in China for his achievements as an entrepreneur and as a scientist, including the “Leading Entrepreneurial Talent in Changzhou City” in 2013, and the “Silver Medal in the First Jiangsu Industrial Design Competition” in 2008. Mr. Wang holds a PhD in Engineering Mechanics from Tohoku University, and owns 16 invention patents as the first inventor.

Mr. Ziqiang Wang has served as our CFO since January 2020, and as the CFO of Changzhou Zhongjin since May 2008. Previously, from January 2006 to April 2008, he served as the CFO of Nikoda (Changzhou) Electric Co., Ltd; from January 1996 to December 2005, he served as the manager of the financial department at Changzhou Servo Motor Co., Ltd.; and from August 1992 to December 1995, he served as a financial officer at Changzhou BMW Group. Mr. Wang graduated from Hangzhou Institute of Electronic Technology with a Bachelor’s degree in Industrial Management in 1992, and was certified as a Senior Economist by the Department of Human Resources and Social Security of Jiangsu Province in 2013.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of 5 directors upon the effectiveness of the registration statement of which this prospectus is a part .

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The board of directors of the Company, which includes the Chairman of the Board, Mr. Erqi Wang, will be making all determinations regarding executive officer compensation. The Company first started hiring executives in [●], 2020.

Audit Committee, Compensation Committee, and Nominating Committee and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus is a part, our board of directors of the Company will have an Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a remuneration committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Island requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended September 30, 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)

Erqi Wang, Director and Chief Executive Officer	2019	52,401	5,890	-	-	-	-	-	58,291
Ziqiang Wang, Chief Financial Officer

Agreements with Named Executive Officers

On [●], 2020 and [●], 2020, we have entered into employment agreements with our executive officers. Pursuant to employment agreements, the form of which [is] filed as Exhibit 10.1 and Exhibit 10.2 to this Registration Statement, we will agree to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Our employment agreement with Erqi Wang, our CEO, is for a term of five years beginning on [●], 2020, and provides for an annual salary of US$[●].

Our employment agreement with [●], our CFO, is for a term of [●] years beginning on [●], 2020, and provides for an annual salary of US$[●].

Compensation of Directors

For the fiscal years ended September 30, 2019 and 2018, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to the completion of this offering is based on 20,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on Ordinary Shares outstanding following the sale of Ordinary Shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 6 shareholders of record, none of which are located in the United States. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering			Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent		Percent
Directors and Executive Officers*:
Erqi Wang(1)	17,690,000	88.45%			%		%
Ziqiang Wang	-	-
All directors and executive officers as a group:	17,690,000	88.45%

5% Shareholders**:
Jolly Harmony Enterprises Limited	16,090,000	80.45%
Gorgeous Abundant Enterprises Limited	1,580,000	7.9%
Er Pu International Limited	1,600,000	8%

*	Unless otherwise indicated, the business address of each of the individuals is NO.33, Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, PRC.

**	The principal office of each of the 5% beneficial owners are located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(1)	Erqi Wang, our CEO and chairman of the Board, beneficially owns 16,090,000 Ordinary Shares through his 100% ownership of Jolly Harmony Enterprises Limited, and beneficially owns 1,600,000 ordinary shares through his 100% ownership of Er Pu International Limited.

History of Share Capital

The Company was incorporated in Cayman Islands on January 14, 2020. On the same date, the Company issued 20,000,000 Ordinary Shares to certain funders in a private transaction under the Cayman Island laws.

As of the date of this prospectus, none of our outstanding Ordinary Share are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 50,000,000 Ordinary Shares, par value US$0.001 per share, with 20,000,000 Ordinary Shares issued and outstanding. Holders of Ordinary Shares are entitled to one vote per share. We will issue Ordinary Shares in this offering.

RELATED PARTY TRANSACTIONS

During the last three years, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Contractual Arrangements with WFOE, Changzhou Zhongjin and its Shareholders

We conduct our pharmaceutical and chemical product manufacturing business through Changzhou Zhongjin, a VIE that we control through a series of contractual arrangements between our PRC subsidiary WFOE, Changzhou Zhongjin, and its shareholders. For a description of these contractual arrangements, see “Business — Corporate History and Structure.”

Other Transactions with Related Parties

a.	Accounts receivable, net - related parties

Name	Related party relationship	March 31, 2020 (Unaudited)	September 30, 2019	September 30, 2018	September 30, 2017

Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$2,186,761	$1,916,614	$1,432,162	$-
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	9,229	-	198,954	-
Total accounts receivable, net - related parties		$2,195,990	$1,916,614	$1,631,116	$-

For accounts receivable due from related parties, approximately 95.2%, or $2.1 million of the March 31, 2020 balance have been subsequently collected. The remaining balance of approximately $0.1 million is expected to be collected before January 31, 2021.

b.	Due from related parties

Name	Related party relationship	March 31, 2020 (Unaudited)	September 30, 2019	September 30, 2018	September 30, 2017

Mr. Erqi Wang	CEO and controlling shareholder of the Company	$42,214	$60,015	$57,850	$-
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	7,038	-	52,776	-
Zhongjin Jing’ao Rehabilitation Equipment (Beijing) Co., Ltd.	An entity controlled by the CEO	-	-	-	3,206,954
Other shareholders of the Company	Minority shareholders	72,994	73,057	82,591	3,300
Total due from related parties		$122,246	$133,072	$193,217	$3,210,254

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances are non-interest bearing and due upon demand. 94.2% of the outstanding balance of these due from related parties has been subsequently collected. The remaining balance of approximately $0.01 million is expected to be collected before January 31, 2021.

c.	Due to related parties

Name	Related party relationship	March 31, 2020 (Unaudited)	September 30, 2019	September 30, 2018	September 30, 2017

Jiangsu Weiqier Health Technology Co., Ltd.	An entity controlled by the CEO	$89,923	$89,310	$-	$-
Changzhou Zhongjian Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	9,828	-	-	36,157
Mr. Erqi Wang	CEO and controlling shareholder of the Company	-	-	-	11,638
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	15,087	-	-	-
Total due to related parties		$114,838	$89,310	$-	$47,795

As of March 31, 2020, September 30, 2019, September 30, 2018, and September 30, 2017 the balance due to related parties was comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

d.	Revenue from a related party

The Company made sales to Zhongjing Kanglu, a related party entity controlled by the Company’s Chairman and CEO, in the total amount of $310,492, $1,823,802, $1,436,706, and nil, for the six months ended March 31, 2020, and years ended September 30, 2019, 2018, and 2017, respectively. The accounts receivable outstanding due from Zhongjing Kanglu has been subsequently fully collected as of the date of this prospectus.

e.	Loan guarantee provided by related parties

On March 20, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 10 million (approximately $1.4 million) as working capital for one year, with a maturity date of March 20, 2020, which was subsequently fully repaid upon maturity in March 2020. On June 10, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 17 million (approximately $2.38 million) as working capital for one year, with a maturity date of June 9, 2020, which was subsequently fully repaid upon maturity in March 2020. On December 14, 2018, Taizhou Zhongjin signed a loan agreement with Nanjing Bank Taizhou Branch to borrow RMB 3 million ($420,268) as working capital for one year, with a maturity date of December 13, 2019, which was subsequently fully repaid upon maturity in March 2020. On March 23, 2020, Taizhou Zhongjin signed a line of credit agreement with Nanjing Bank Taizhou Branch to borrow up to RMB 3 million ($423,156) as working capital for one year, with a maturity date of March 22, 2021, and as of March 31, 2020, Taizhou Zhongjin made a withdrawal in an amount of RMB 1 million ($141,052).

In connection with the above loans, the Company’s major shareholder, Mr. Erqi Wang, signed guarantee agreements with the banks to provide personal credit guarantee for these loans, and the Company’s related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd., also signed a pledge agreement with ABC bank for these loans.

f.	Purchases from a related party

The Company made purchases from related parties that are controlled by the Company’s Chairman and CEO, in the total amount of $Nil, $16,749, $163,099, and nil, for the six months ended March 31, 2020, and years ended September 30, 2019,2018, and 2017, respectively.

Employment Agreements

See “Executive Compensation — Agreements with Named Executive Officers.”

DESCRIPTION OF SHARE CAPITAL

A copy of our memorandum and articles of association is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated on January 14, 2020 as an exempted company with limited liability under the Companies Act (2020 Revision) of the Cayman Islands, or the “Cayman Islands Companies Act”. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Assuming that we obtain the requisite shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. We will include summaries of material provisions of our post-offering memorandum and articles of association and the Cayman Islands Companies Act insofar as they relate to the material terms of our share capital.

Ordinary Shares

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the Board of Directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Our authorized share capital is US$50,000 divided into 50,000,000 Ordinary shares, par value US$0.001 per share. Subject to the provisions of the Cayman Islands Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Islands Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Ordinary Shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option, held by at least 300 shareholders and beneficial owners which is the minimum requirement by Nasdaq Capital Market.

Listing

We have applied to list the Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [●].

Dividends

Subject to the provisions of the Cayman Islands Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	the Company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Islands Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of the funds of our Company lawfully available therefor. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Islands Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeit, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Islands Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Islands Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner its directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Islands Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the NASDAQ Listing Rules or in any other form approved by the directors, executed:

(a)	where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Ordinary Shares in question are not listed on or subject to the NASDAQ Listing Rules our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Islands Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies).

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Islands Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Islands Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than 10 percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Islands Companies Act and our amended and restated memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our amended and restated memorandum or articles of association. However, to the extent allowed by the Cayman Islands Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii) a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c) any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d) any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e) any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Islands Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Islands Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Islands Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, together with a statement of the shares held by each shareholder, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each shareholder; (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder.

Under the Cayman Islands Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Islands Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders, and limit the ability of shareholders to requisition and convene general meetings of shareholders.

Under the Cayman Islands Companies Act, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Islands Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Islands Companies Act, our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Islands Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Islands Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Islands Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Islands Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our Ordinary Shares, and while we have applied for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a significant public market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have [●] outstanding Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [●] Ordinary Shares will be publicly held by investors participating in this offering, and 20,000,000 Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

Our directors, executive officers and other holders of 10% or more of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of six months after the date of this prospectus, without the prior written consent of [●]. See “Underwriting.”

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Beijing Dacheng Law office, LLP (Shanghai), our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Jin Medical International Ltd. does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Jin Medical International Ltd. and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half  (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Jin Medical International Ltd. and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

See “Risk Factors — Risks Relating to Doing Business in China” — Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 8.25% on assessable profits up to $2,000,000; and 16.5% on any part of assessable profits over $2,000,000 for each of the years ended [●], 2019 and 2018.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There is no exchange control legislation under Cayman Islands law and accordingly there are no exchange control regulations imposed under Cayman Islands law.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

As an exempted company with limited liability conducting business mainly outside the Cayman Islands, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for Federal Income Tax purposes if they meet either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immiegrant. You generally have this status if the U.S. Citizenship and Immigration Services (USCIS) issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test:

If an alien is present in the United States on at least 31 days of the current calendar year, he/she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his/her days in the United States in the immediately preceding year; plus

3.	One-sixth of his/her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating SDH as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with SDH, and as a result, we are treating SDH as our wholly-owned subsidiary for U.S. federal income tax purposes.  If we are not treated as owning SDH for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom [●] is acting as the representative and sole book-running manager, have severally agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
[●]

Total	[●]

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [●] additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriters’ name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to [●]% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [●] Ordinary Shares.

	Per Share	Total Without Exercise of Over- allotment Option	Total With Full Exercise of Over- allotment Option
Initial public offering price	$	$	$
Underwriting discounts to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to reimburse the representative up to a maximum of $[●] for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We paid an expense deposit of $[●] to the representative, within three days of the execution of the letter of intent between us and the representative, and an additional $[●] upon receipt of the SEC’s first comments to this prospectus, for the representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including, and up $[●]: (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the representative or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of representative’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation. In addition, we have agreed to pay the costs associated with “tombstone” advertisements, not to exceed $[●].

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately $[●], including a maximum aggregate reimbursement of $[●] of representative’s accountable expenses.

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[●]”. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriters’ Warrants

In addition, we have agreed to issue warrants to the representative of the underwriters to purchase a number of Ordinary Shares equal to [●]% of the total number of Ordinary Shares sold in this offering. Such warrants shall have an exercise price equal to [●]% of the offering price of the Ordinary Shares sold in this offering. The underwriters’ warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The underwriters’ warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(c). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the underwriters’ warrants nor any of our shares issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the underwriters warrants and the underlying Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the underwriters warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(D).

We will bear all fees and expenses attendant to registering the Ordinary Shares issuable upon exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Ordinary Shares at a price below the warrant exercise price.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Lock-up Agreements

Our directors, executive officers and other holders of 10% or more of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of six months after the date of this prospectus, without the prior written consent of [●].

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriters repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Electronic Distribution

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts [and the non-accountable expense allowance], that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$

Nasdaq Capital Market Listing Fee	$

FINRA	$

Legal Fees and Expenses	$

Accounting Fees and Expenses	$

Printing and Engraving Expenses	$

Miscellaneous Expenses	$

Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to legal matters of United States federal securities law and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Beijing Dacheng Law office, LLP (Shanghai). [●] is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements for the years ended September 30, 2019 and 2018, included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway, 21st Floor, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2019 AND 2018

And

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020 and 2019

INDEX TO FINANCIAL STATEMENTS

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of

Jin Medical International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jin Medical International Ltd. and subsidiaries (collectively, the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

December 23, 2020

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	September 30,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash	$1,941,969	$853,304
Short-term investments	1,400,894	1,601,561
Accounts receivable, net	6,376,309	4,711,133
Accounts receivable, net - related parties	1,916,614	1,631,116
Inventories	5,309,885	5,767,270
Due from related parties	133,072	193,217
Prepaid expenses and other current assets	625,739	849,065
TOTAL CURRENT ASSETS	17,704,482	15,606,666

Property, plant and equipment, net	2,377,310	2,743,137
Land use right, net	177,293	189,345
Deferred tax assets	87,343	60,383
Prepaid expenses	15,352	79,776
TOTAL ASSETS	$20,361,780	$18,679,307

CURRENT LIABILITIES:
Short-term bank loans	$2,871,832	$712,534
Accounts payable	4,761,095	7,745,582
Due to a related party	89,310	-
Advance from customers	1,022,647	258,627
Accrued liabilities and other payables	415,216	510,679
Taxes payable	496,359	450,566
TOTAL CURRENT LIABILITIES	9,656,459	9,677,988

TOTAL LIABILITIES	9,656,459	9,677,988

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized and 20,000,000 shares were issued and outstanding as of September 30, 2019 and 2018	20,000	20,000
Additional paid-in capital	2,126,092	3,651,358
Statutory reserves	973,942	649,429
Retained earnings	7,542,092	4,219,095
Accumulated other comprehensive gain	43,195	461,437
TOTAL SHAREHOLDERS’ EQUITY	10,705,321	9,001,319

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,361,780	$18,679,307

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2019	2018
REVENUE
Revenue - third party	$18,543,044	$19,475,158
Revenue - related party	1,823,802	1,436,706
Total revenue	20,366,846	20,911,864

COST OF REVENUE AND RELATED TAX	12,855,254	13,253,730

GROSS PROFIT	7,511,592	7,658,134

OPERATING EXPENSES
Selling expenses	381,113	513,098
General and administrative expenses	1,597,006	1,715,547
Research and development expenses	1,129,723	1,201,942
Total operating expenses	3,107,842	3,430,587

INCOME FROM OPERATIONS	4,403,750	4,227,547

OTHER INCOME (EXPENSE)
Interest expense, net	(22,846)	(25,244)
Foreign exchange gain (loss)	(330,214)	186,927
Other income (expense), net	76,449	(90,659)
Total other income (expense), net	(276,611)	71,024

INCOME BEFORE INCOME TAX PROVISION	4,127,139	4,298,571

PROVISION FOR INCOME TAXES	479,629	616,880

NET INCOME	3,647,510	3,681,691
Foreign currency translation loss	(418,242)	(326,085)

TOTAL COMPREHENSIVE INCOME	$3,229,268	$3,355,606

Earnings per common share - basic and diluted	$0.18	$0.18
Weighted average shares - basic and diluted	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2019 AND 2018

						Accumulated
			Additional			Other
	Ordinary Shares		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Total
Balance at October 1 2017	20,000,000	$20,000	$5,164,397	$256,148	$930,685	$787,522	$7,158,752

Net income	-		-	-	3,681,691	-	3,681,691
Return of capital	-	-	(1,513,039)				(1,513,039)
Statutory reserve	-	-	-	393,281	(393,281)		-
Foreign currency translation loss	-	-	-			(326,085)	(326,085)
Balance at September 30, 2018	20,000,000	$20,000	$3,651,358	$649,429	$4,219,095	$461,437	$9,001,319

Net income	-	-	-	-	3,647,510	-	3,647,510
Return of capital			(1,525,266)				(1,525,266)
Statutory reserve	-	-	-	324,513	(324,513)	-	-
Foreign currency translation loss	-	-	-	-	-	(418,242)	(418,242)
Balance at September 30, 2019	20,000,000	$20,000	$2,126,092	$973,942	$7,542,092	$43,195	$10,705,321

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended September 30,
	2019	2018
Cash flows from operating activities:
Net income	$3,647,510	$3,681,691
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	349,113	368,263
Loss on disposition of property, plant and equipment	1,331	-
Provision for doubtful accounts	25,246	29,859
Deferred income taxes	(30,356)	(12,949)
Changes in operating assets and liabilities:
Accounts receivable	(1,938,620)	(1,260,759)
Accounts receivable - related parties	(267,693)	(2,707,008)
Inventories	248,345	(1,766,888)
Prepaid expenses and other current assets	198,362	(98,679)
Prepaid expenses	63,743	67,025
Accounts payables	(2,793,906)	459,117
Advance from customers	803,239	(237,849)
Advance from customers - related party	(92,707)	(948,175)
Accrued liabilities and other payables	(1,604,309)	(61,420)
Taxes payable	65,226	93,665
Net cash used in operating activities	(1,325,476)	(2,394,107)

Cash flows from investing activities:
Additions to property, plant and equipment	(38,597)	(187,679)
Payments for construction in progress	(34,731)	-
Payments for short-term investments	(14,547,093)	(12,461,774)
Redemption of short-term investments	14,692,512	11,544,343
Repayment of advances to related parties	54,846	3,063,738
Net cash provided by (used in) investing activities	126,937	1,958,628

Cash flows from financing activities:
Proceeds from short-term bank loans	4,362,558	1,478,765
Repayment of short-term bank loans	(2,093,141)	(4,476,640)
Proceeds from (repayment of) related parties	92,707	(188,375)
Net cash provided by (used in) financing activities	2,362,124	(3,186,250)

Effect of exchange rate changes on cash	(74,920)	35,178

Net increase (decrease) in cash	1,088,665	(3,586,551)

Cash, beginning of year	853,304	4,439,855

Cash, end of year	$1,941,969	$853,304

Supplemental disclosure information:
Cash paid for income tax	$456,791	$481,722
Cash paid for interest	$71,195	$43,451

Supplemental non-cash financialing activity:
Return of capital	1,525,266	$1,513,039

The accompanying notes are an integral part of these consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jin Medical International Ltd. (“Jin Med” or the “Company”) was established under the laws of the Cayman Islands on January 14, 2020 as a holding company.

Jin Med owns 100% equity interest of Zhongjin International Limited (“Zhongjin HK”), an entity formed on February 25, 2020 in accordance with the laws and regulations in Hong Kong.

Erhua Medical Technology (Changzhou) Co., Ltd. (“Zhongjin Technology”) was formed on September 24, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Zhongjin HK owns 100% equity interest of Zhongjin Technology.

Jin Med, Zhongjin HK and Zhongjin Technology are currently not engaging in any active business operations and merely acting as holding companies.

Changzhou Zhongjin Medical Device Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Device Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Jing’ao Trading”), incorporated on December 18, 2014 in accordance with PRC laws. Changzhou Zhongjin, Taizhou Zhongjin and Jing’ao Trading are collectively referred to as the “Zhongjin Operating Companies” below.

The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in the design, development, manufacturing and sales of wheelchair and other mobility and rehabilitation products to be used by people with disabilities or impaired mobility. The Company’s products are sold to distributors in both China and in the oversea markets.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on November 26, 2020. The reorganization involved the incorporation of Jin Med, Zhongjin HK and Zhongjin Technology, and signing of certain contractual arrangements between Zhongjin Techbology, the shareholders of the Zhongjin Operating Companies and the Zhongjin Operating Companies. Consequently, the Company became the ultimate holding company of Zhongjin HK, Zhongjin Technology, Changzhou Zhongjin and its subsidiaries.

On November 26, 2020, Zhongjin Technology entered into a series of contractual arrangements with the shareholders of the Changzhou Zhongjin. These agreements include a Share Disposal And Exclusive Option to Purchase Agreement, an Exclusive Business Cooperation And Service Agreement, an Equity Interest Pledge Agreement, and a Proxy Agreement (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Zhongjin Technology has the exclusive right to provide to the Zhongjin Operating Companies consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Zhongjin Technology with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Changzhou Zhongjin including absolute control rights and the rights to the assets, property, and revenue of each of the Zhongjin Operating Companies. Therefore, Zhongjin Technology has gained effective control over Zhongjin Operating Companies. Therefore, we believe that the Changzhou Zhongjin should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company, together with its wholly owned subsidiaries, its VIE and VIE’s subsidiaries, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, its VIE, and VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Zhongjin Technology	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Jing’ao Trading	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin and Jing’ao Trading (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Zhongjin Technology is deemed to have a controlling financial interest in and be the primary beneficiary of the Zhongjin Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Zhongjin Operating Companies that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the Zhongjin Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Zhongjin Operating Companies shall pay service fees equal to all of their net profit after tax payments to Zhongjin Technology. At the same time, Zhongjin Technology is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of the Zhongjin Operating Companies are solely for the benefit of Zhongjin Technology and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate its VIE and its subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Zhongjin HK and Zhongjin Technology are essentially holding companies and do not have active operations as of September 30, 2019 and 2018. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of income and comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and VIE’s subsidiaries for the years ended September 30, 2019 and 2018.

The following financial statement amounts and balances of the VIE and VIE's subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	September 30, 2019	September 30, 2018
Current assets	$17,704,482	$15,606,666
Non-current assets	2,657,298	3,072,641
Total assets	$20,361,780	$18,679,307
Current liabilities	$9,656,459	$9,677,988
Non-current liabilities	-	-
Total liabilities	$9,656,459	$9,677,988

	For the Years Ended September 30,
	2019	2018
Net revenue	$20,366,846	$20,911,864
Net income	$3,647,510	$3,681,691

	For the Years Ended September 30,
	2019	2018
Net cash used in operating activities	$(1,325,476)	$(2,394,107)
Net cash provided by (used in) investing activities	$126,937	$1,958,628
Net cash provided by (used in) financing activities	$2,362,124	$(3,186,250)

 JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements.

All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment, land use right, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations (see Note 15 - Subsequent Events).

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of September 30, 2019 and 2018, the Company does not have any cash equivalents.

Short-term investment

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one year. The banks invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 3.4% to 3.5% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the consolidated statements of income and comprehensive income over the contractual term of these investments.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investment (continued)

The Company had short-term investments of $1,400,894 and $1,601,561 as of September 30, 2019 and 2018, respectively. The Company recorded interest income of $32,910 and $17,610 for the years ended September 30, 2019 and 2018, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of September 30, 2019 and 2018, allowance for uncollectible balances amounted to $108,285 and $87,388, respectively.

Inventories

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, prepaid expenses and other current assets, accounts payable, advance from customers, accrued liabilities and other payable, taxes payable and short-term bank loans, approximate the fair value of the respective assets and liabilities as of September 30, 2019 and 2018 based upon the short-term nature of the assets and liabilities.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Property and buildings	20–25 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46 years

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2019 and 2018.

Revenue recognition

The Company generates its revenues primarily through sales of its products. The Company early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

ASC 606, “Revenue from Contracts with Customers”, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of September 30 2019 and 2018. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of September 30, 2019 and 2018, other than advances from customers, the Company had no other contract liabilities or deferred contract costs recorded on its consolidated balance sheet, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended September 30, 2019 and 2018 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the years ended September 30, 2019 and 2018 was as follows:

	For the Years Ended September 30,
	2019	2018
China domestic market	$2,615,652	$2,125,734
Overseas market	17,751,194	18,786,130
Total revenue	$20,366,846	$20,911,864

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended September 30, 2019 and 2018 was as follows:

	For the Years Ended September 30,
	2019	2018
Wheelchair	$16,846,043	$17,018,528
Wheelchair components and others	3,520,803	3,893,336
Total revenue	$20,366,846	$20,911,864

Research and development expenses

In connection with the design and development of wheelchair and other mobility and rehabilitation products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the years ended September 30, 2019 and 2018, research and development expenses were $1,129,723 and $1,201,942, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expense

Advertising expenses primarily relate to advertisement of the Company’s brand name and products through outdoor billboards, social media and trade shows. Advertising expenses are included in selling expenses in the consolidated statements of income and comprehensive income. Advertising expenses amounted to $512 and $1,627 for the years ended September 30, 2019 and 2018, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2019 and 2018. The Company does not believe there was any uncertain tax provision at September 30, 2019 and 2018.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No income was generated outside the PRC for the fiscal years ended September 30, 2019 and 2018. As of September 30, 2019, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assessed. VAT tax refunds associated with export sales amounted to $1,031,777 and $1,970,383, for the years ended September 30, 2019 and 2018, respectively.

Since the Company also exports its products to overseas markets, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2019 and 2018, there were no dilutive shares.

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$”). Zhongjin HK uses Hong Kong dollar as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding companies and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiary, VIE and VIE’s subsidiaries is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2019	September 30, 2018
Year-end spot rate	US$1=RMB 7.1383	US$1=RMB 6.8683
Average rate	US$1=RMB 6.8767	US$1=RMB 6.5400

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of income and comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefit expenses

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $477,471 and $404,367 for the years ended September 30, 2019 and 2018, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842) – Targeted Improvements that reduces costs and eases implementation of the leases standard for financial statement preparers. The ASU simplifies transition requirements and, for lessors, provides a practical expedient for the separation of non-lease components from lease components. In March 2019, the FASB issued Accounting Standards Update No. 2019-01, Leases (Topic 842): Codification Improvements (“ASU 2019-01”). ASU 2019-01 provides guidance on transition disclosures related to Topic 250, Accounting Changes and Error Corrections, specifically paragraph 205-10-50-3, which requires entities to provide in the fiscal year in which a new accounting principle is adopted the identical disclosures for interim periods after the date of adoption. The guidance in ASU 2019-01 explicitly provides an exception to the paragraph 250-10-50-3 interim disclosure requirements in the Topic 842 transition disclosure requirements. In November 2019, FASB released ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which modified the implementation date of the standard. For public entities, the guidance will be effective for fiscal year beginning after December 15, 2018 and interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. In June 2020, FASB released ASU No. 2020-05 in response to the ongoing impacts to US businesses in response to the coronavirus (COVID-19) pandemic. ASU No. 2020-05 provides a limited deferral of the effective dates for implementing ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. Private companies and non-for profit entities may defer the adoption of ASU 842 to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. As a smaller reporting entity, the Company plans to adopt this guidance effective October 1, 2022. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The effective date for this ASU for the Company is October 1, 2020. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2022 for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a material impact on its consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

Third Parties	September 30, 2019	September 30, 2018
Accounts receivable - third-party customers	$6,484,594	$4,798,521
Less: allowance for doubtful accounts	(108,285)	(87,388)
Accounts receivable – third-party customers, net	$6,376,309	$4,711,133

The Company’s accounts receivable primarily includes balance due from customers when the Company’s wheelchair and other mobility and rehabilitation products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable from third-party customers, approximately 92.5%, or $5.9 million of the September 30, 2019 balance have been subsequently collected. The remaining balance of approximately $0.5 million is expected to be collected before December 31, 2020.

Allowance for doubtful accounts movement is as follows:

	September 30, 2019	September 30, 2018
Beginning balance	$87,388	$60,848
Additions	25,123	29,859
Foreign currency translation adjustments	(4,226)	(3,319)
Ending balance	$108,285	$87,388

NOTE 4 — INVENTORIES

Inventories consisted of the following:

	September 30, 2019	September 30, 2018
Raw materials	$2,656,501	$2,498,147
Work-in-progress	1,700,768	2,199,847
Finished goods	952,616	1,069,276
Total	$5,309,885	$5,767,270

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2019	September 30, 2018
Other receivable (1)	$199,990	$552,728
Advance to suppliers (2)	425,749	293,425
Others prepaid expenses	-	2,912
Total	$625,857	$849,065

(1)	Other receivable primarily includes advances to employees for business development, rental security deposit for the Company’s office lease and VAT tax refunds.

(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	September 30, 2019	September 30, 2018
Buildings	$2,387,479	$2,481,336
Machinery and equipment	1,738,135	1,786,356
Automobiles	151,342	157,291
Office and electric equipment	560,560	575,144
Leasehold improvements	227,791	236,745
Construction in progress	33,458	-
Subtotal	5,098,765	5,236,872
Less: accumulated depreciation	(2,721,455)	(2,493,735)
Property, plant and equipment, net	$2,377,310	$2,743,137

Depreciation expense was $344,036 and $362,480 for the years ended September 30, 2019 and 2018, respectively.

In connection with the Company’s bank borrowings from China Agricultural Bank (“ABC Bank”), Changzhou Zhongjin pledged a building of 11,205.83 square meters with a carrying value of RMB 16.7 million (approximately $2.3 million) as collateral (see Note 8).

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	September 30, 2019	September 30, 2018
Land use rights	$224,978	$233,823
Less: accumulated amortization	(47,685)	(44,478)
Land use right, net	$177,293	$189,345

Amortization expense was $5,077 and $5,783 for the years ended September 30, 2019 and 2018, respectively.

In connection with the Company’s bank borrowings from ABC Bank, Changzhou Zhongjin pledged land use right of 16,595.64 square meters with a carrying value of RMB 1.6 million (approximately $0.2 million) as collateral as a guarantee on the loans that the Company borrows from ABC bank (see Note 8).

Estimated future amortization expense for land use rights is as follows:

Years ending September 30,

2020	$4,891
2021	4,891
2022	4,891
2023	4,891
2024	4,891
Thereafter	152,838
$177,293

NOTE 8 — BANK LOANS

Short-term bank loans consist of the following:

	Note	September 30, 2019	September 30, 2018

Loans payable to Agricultural Bank of China (“ABC Bank”)	(1)	$2,451,564	$712,534
Loan payable to Nanjing Bank	(2)	420,268	-
Total short-term loans		$2,871,832	$712,534

(1)

On December 29, 2017, the Company’s VIE operating entity, Changzhou Zhongjin, signed a loan agreement with ABC Bank to borrow RMB 0.5 million (US $72,798) as working capital for one year, with a maturity date of December 28, 2018. The loan bore a fixed interest rate of 5.4375% per annum. The loan was fully repaid upon maturity in December 2018.

On March 27, 2018, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow USD 0.7 million (approximately RMB 4.4 million) as working capital for six months, with a maturity date of September 13, 2018. The loan bore a fixed interest rate of 2.5538% per annum. The loan was repaid on September 5, 2018 before its maturity. On September 13, 2018, Changzhou Zhongjin signed another agreement with ABC bank to borrow USD 0.7 million as working capital for an additional six months, with a new maturity date of March 12, 2019 and an interest rate of 3.41063% per annum. The loan was fully repaid upon maturity in March 2019.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — BANK LOANS (continued)

On March 20, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 10 million (approximately $1.4 million) as working capital for one year, with a maturity date of March 20, 2020. The loan bore a fixed interest rate of 5.4375% per annum. Of the RMB 10 million loan, RMB 9.5 million (approximately $1.33 million) was repaid to ABC bank on April 11, 2019 and the remaining RMB 0.5 million (equivalent to $70,045) was subsequently fully repaid upon maturity in March 2020.

On June 10, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 17 million (approximately $2.38 million) as working capital for one year, with a maturity date of June 9, 2020. The loan bore a fixed interest rate of 5.4375% per annum. The loan was subsequently fully repaid upon maturity in June 2020.

In connection with the above mentioned borrowings with ABC Bank, Changzhou Zhongjin signed a maximum pledge agreement with ABC bank and agreed to pledge building property of 11,205.83 square meters with carrying value of RMB 16.7 million (approximately $2.3 million) and land use right of 16,595.64 square meters with carrying value of RMB 1.6 million (approximately $0.2 million) as collateral to guarantee loans that the Company may borrow from ABC bank. In addition, a related party, the Company’s major shareholders Mr. Erqi Wang, signed a maximum guarantee agreement with ABC bank to provide personal credit guarantees for loans that the Company may borrow from ABC bank during the period of September 19, 2017 to September 18, 2020. Another related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd, also signed a maximum pledge agreement with ABC bank and agreed to pledge its land use right of 28,143.16 square meters with a carrying value of RMB 10.3 million (approximately $1.4 million) as collateral to guarantee loans that the Company may borrow from ABC bank during the period of February 15, 2017 to January 15, 2020. Based on the above mentioned pledge agreements and guarantee agreements, the maximum loans that the Company may borrow from ABC bank was RMB 18.95 million (approximately $2.7 million).

(2)	On December 14, 2018, Taizhou Zhongjin signed a loan agreement with Nanjing Bank Taizhou Branch to borrow RMB 3 million (equivalent to $420,268) as working capital for one year, with a maturity date of December 13, 2019. The loan bore a fixed interest rate of 4.35% per annum. A related party, the Company’s major shareholder Mr. Erqi Wang, signed a guarantee agreement with Nanjing bank to provide a guarantee on a maximum RMB 3 million of loans that the Company may borrow from Nanjing bank during the period of November 19, 2018 to November 19, 2023. In addition, Taizhou Zhongjin pledged an apartment property with a carrying value of RMB 0.4 million (approximately $0.06 million) as collateral to guarantee this loan. The loan was subsequently fully repaid upon maturity in December 2019.

For the above mentioned loans, the Company recorded interest expense of $71,195 and $43,451 for the years ended September 30, 2019 and 2018, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consists of the following:

		September 30,	September 30,
Name	Related party relationship	2019	2018
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$1,916,614	$1,432,162
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	-	198,954
Subtotal		1,916,614	1,631,116
Less: allowance for doubtful accounts		-	-
Total accounts receivable, net - related parties		$1,916,614	$1,631,116

The accounts receivable outstanding due from related parties has been subsequently fully collected as of the date of this report.

b.	Due from related parties

Due from related parties consists of the following:

		September 30,	September 30,
Name	Related party relationship	2019	2018
Mr. Erqi Wang	CEO and controlling shareholder of the Company	$60,015	$57,850
Jiangsu Weierqi Healthcare Technology Co., Ltd.	An entity controlled by the CEO and controlling shareholder of the Company	-	52,776
Other shareholders of the Company	Minority shareholders	73,057	82,591
Total due from related parties		$133,072	$193,217

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances are non-interest bearing and due upon demand. The entire outstanding balance of these due from related parties has been subsequently collected as of the date of this report.

c.	Due to a related party

The Company has an amount due to one of its affiliated entities, Jiangsu Weiqier Health Technology Co., Ltd., an entity controlled by the Company’s Chairman and Chief Executive Officer. The outstanding balance as of September 30, 2019 and 2018 amounted to $89,310 and $Nil, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS (continued)

d.	Revenue from a related party

The Company made sales to Zhongjing Kanglu, a related party entity controlled by the Company’s Chairman and CEO, in the total amount of $1,823,802 and $1,436,706, for the years ended September 30, 2019 and 2018, respectively. The accounts receivable outstanding due from Zhongjing Kanglu has been subsequently fully collected as of the date of this report. All has been collected as of the date of this report.

e.	Purchases from a related party

The Company made purchases from related parties that are controlled by the Company’s Chairman and CEO, in the total amount of $16,749 and $163,099, for the years ended September 30, 2019 and 2018, respectively.

f.	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from ABC bank and Nanjing Bank, the Company’s major shareholder, Mr. Erqi Wang, signed guarantee agreements with the banks to provide personal credit guarantee for these loans, and the Company’s related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd., also signed a pledge agreement with ABC bank for these loans (see Note 8).

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended September 30, 2019 and 2018, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Zhongjin Technology, Changzhou Zhongjin, Taizhou Zhongjin and Jing’ao Trading are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the Company’s major VIE operating entities in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and December 2018, respectively, which are valid for three years.

In addition, based on the EIT Law of PRC, and according to the Notice on Further Expanding the Scope of Income Tax Preferential Policies for Small Low Profit Enterprises issued by the Ministry of Finance and the State Administration of Taxation on July 11, 2018, for the year ended December 31, 2018, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income up to RMB 1 million no more is subject to a reduced rate of 10%. According to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019, from January 1, 2019 to December 31, 2021, the portion of its taxable income up to RMB1 million is subject to a reduced rate of 5% and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. Jing’ao Trading is qualified as a small-scale minimal profit enterprise for years ended September 30, 2019 and 2018.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the years ended September 30, 2019 and 2018 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Jing’ao Trading is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $411,718 and $428,926 for the years ended September 30, 2019 and 2018, respectively. The effect of the tax holidays on net income per share (basic and diluted) was $8.23 and $8.58 for the years ended September 30, 2019 and 2018, respectively.

The components of the income tax provision are as follows:

	For the Years Ended September 30,
	2019	2018
Current tax provision
BVI	$-	$-
Hong Kong	-	-
PRC	509,985	629,829
	509,985	629,829
Deferred tax benefit
BVI	-	-
Hong Kong	-	-
PRC	(30,356)	(12,949)
	(30,356)	(12,949)
Income tax provision	$479,629	$616,880

Deferred tax assets are composed of the following:

	September 30, 2019	September 30, 2018
Deferred tax assets:
Net operating loss carry-forwards	$75,938	$36,905
Inventory reserve	75,615	49,336
Allowance for doubtful accounts	16,261	13,216
Total	167,814	99,457
Valuation allowance	(80,471)	(39,074)
Total deferred tax assets	$87,343	$60,383

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

Movement of the valuation allowance:

	September 30, 2019	September 30, 2018
Beginning balance	$39,074	$-
Current year addition	44,505	41,036
Exchange difference	(3,108)	(1,962)
Ending balance	$80,471	$39,074

The Company’s subsidiary, Taizhou Zhongjin, incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of September 30, 2018, the cumulative NOL was $246,033. During the year ended September 30, 2019, Taizhou Zhongjin incurred an additional NOL of $260,220, resulting in a cumulative NOL of $506,253 as of September 30, 2019, among which $246,033 will expire in 2023 and the remaining balance will expire in 2024.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Taizhou Zhongjin. The Company provided a 100% allowance for its deferred tax assets of Taizhou Zhongjin as of September 30, 2019 and 2018.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended September 30, 2019 and 2018:

	For the Years Ended September 30,
	2019	2018
China Income tax statutory rate	25.0%	25.0%
Effect of PRC tax holiday	(10.0)%	(10.0)%
Permanent difference	(0.9)%	1.8%
Research and development tax credit	(2.5)%	(2.4)%
Effective tax rate	11.6%	14.4%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2019, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(b)	Taxes payable

Taxes payable consist of the following:

	September 30, 2019	September 30, 2018
Income tax payable	$446,340	$410,628
Value added tax	36,809	30,167
Other taxes payable	13,210	9,771
Total taxes payable	$496,359	$450,566

NOTE 11 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of September 30, 2019 and 2018, $1,925,591 and $849,209 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the years ended September 30, 2019 and 2018, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the year ended September 30, 2019 and 2018, one customer accounted for approximately 63.5% and 78.1% of the Company’s total revenue, respectively.

As of September 30, 2019, two customers accounted for 30.5% and 30.2% of the accounts receivable balance, respectively. As of September 30, 2018, two customers accounted for 54.1% and 12.9% of the outstanding accounts receivable balance, respectively.

For the year ended September 30, 2019, two suppliers accounted for approximately 10.3% and 10.1% of purchases, respectively. For the year ended September 30, 2018, two suppliers accounted for approximately 38.4%, and 10.5% of purchases, respectively.

As of September 30, 2019 and 2018, one supplier accounted for 46.0% and 50.3% of the accounts payable balance, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Jin Med was established under the laws of the Cayman Islands on January 14, 2020. The authorized number of ordinary shares was 50,000,000 shares with par value of US$0.001 per share and 20,000,000 shares were issued. The issuance of these 20,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Statutory reserve and restricted net assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of September 30, 2019 and 2018, the restricted amounts as determined pursuant to PRC statutory laws totaled $978,728 and $654,215, respectively, and total restricted net assets amounted to $3,124,820 and $4,325,573, respectively.

Return of capital

During the years ended September 30, 2019 and 2018, the Company advanced cash to its related parties that are controlled by the Company’s major shareholder, Mr. Erqi Wang, for business purposes. The advances are interest free and due upon demand. The board of directors of the Company subsequently approved that those related party advances should be considered as a return of capital to its major shareholder instead of related party loans. As a result, $1,525,266 and $1,513,039 of these advances were recorded as a return of capital to offset additional paid-in capital of the Company in the years ended September 30, 2019 and 2018, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

Lease commitment

The Company’s VIE’s subsidiary Taizhou Zhongjin, leases a factory building as the manufacturing plant and administrative office and it also leases apartments as dormitories for its workers, and Changzhou Zhongjin leases apartments as dormitories for its workers, and Jing’ao Trading leases an office as an administrative office. These non-cancelable operating lease agreements have various expiration dates between 2019 and 2037. On April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $36,000 (RMB 250,000). Taizhou Zhongjin invested a total of $0.76 million (RMB 5 million) as leasehold improvement to decorate the leased factory. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvement until the end of the lease.

Rent expense for the years ended September 30, 2019 and 2018 was $36,635 and $32,406, respectively.

As of September 30, 2019, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ending September 30,
2020	$8,952
2021	168
2022	168
2023	168
2024	168
Thereafter	2,185
$11,810

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures high-quality wheelchair and other mobility and rehabilitation products. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SUBSEQUENT EVENTS

On March 23, 2020, the Company’s VIE’s subsidiary Taizhou Zhongjin, signed a line of credit agreement with Nanjing Bank Taizhou Branch to borrow up to RMB 3 million (equivalent to $420,268) as working capital for one year, with a maturity date of March 22, 2021. Taizhou Zhongjin made a withdrawal in the amount of RMB 1 million ($141,052) on March 23, 2020. The loan has a fixed interest rate of 4.35% per annum. The balance was subsequently repaid.

On April 2, 2020, the Company’s VIE, Changzhou Zhongjin, signed a loan agreement with ABC China to borrow RMB 4.0 million (equivalent to $560,358) as working capital for one year, with a maturity date of April 1, 2021. The loan has a fixed interest rate of 5.4375% per annum. The loan was subsequently fully repaid on May 11, 2020.

On April 22, 2020, the Company’s VIE, Changzhou Zhongjin, signed a loan agreement with Bank of China to borrow RMB 5.0 million (equivalent to $700,447) as working capital for one year, with a maturity date of April 21, 2021. The loan has a fixed interest rate of 4.35% per annum.

On May 11, 2020, the Company’s VIE, Changzhou Zhongjin, signed a loan agreement with Jiangsu Bank to borrow RMB 10.0 million (equivalent to $1,400,894) as working capital for one year, with a maturity date of May 10, 2021. The loan has a fixed interest rate of 4.35% per annum.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted and is expected to generate lower revenue and net income in fiscal year 2020. The Company resumed normal operations on April 6, 2020. The COVID-19 outbreak has adversely affected the Company’s business operations and operating results for the fiscal year ended September 30, 2020. The Company’s revenue decreased by approximately $3.7 million during the fiscal year 2020 as compared to the same period of 2019 due to the impact from COVID-19. As of the date of issuance of these financial statements, the COVID-19 outbreak in China appears to have been under control. However, the global COVID-19 outbreak will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. Therefore, while the Company does not expect any significant resurgence of COVID-19 in the areas of the Company’s main operations are located, the ultimate impact on its business, results of operations and financial position can not be reasonably estimated at this time.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries, VIE and VIE’s subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and the respective profit or loss as “Equity in earnings of subsidiaries and VIE and VIE’s subsidiaries on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not announce nor pay any dividend for the periods presented. As of September 30, 2019 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	September 30, 2019	September 30, 2018
ASSETS
Non-current assets
Investment in subsidiaries and VIE	$10,705,321	$9,001,319

Total assets	$10,705,321	$9,001,319

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized and 20,000,000 were issued and outstanding as of September 30, 2019 and 2018	20,000	20,000
Additional paid-in capital	2,126,092	3,651,358
Retained earnings	8,516,034	4,868,524
Accumulated other comprehensive gain	43,195	461,437
Total shareholders’ equity	10,705,321	9,001,319

Total liabilities and shareholders’ equity	$10,705,321	$9,001,319

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2019	2018

EQUITY IN EARNINGS OF SUBSIDIARIES and VIE and VIE’s subsidiaries	$3,647,510	$3,681,691

NET INCOME	3,647,510	3,681,691
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(418,242)	(326,085)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$3,229,268	$3,355,606

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,647,510	$3,681,691
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary and VIE and VIE’s subsidiaries	(3,647,510)	(3,681,691)
Net cash used in operating activities	-	-

CHANGES IN CASH	-	-

CASH, beginning of year	-	-

CASH, end of year	$-	$-

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	September 30,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$1,505,696	$1,941,969
Short-term investments	564,208	1,400,894
Accounts receivable, net	6,729,060	6,376,309
Accounts receivable, net - related parties	2,195,990	1,916,614
Inventories	7,999,657	5,309,885
Due from related parties	122,246	133,072
Prepaid expenses and other current assets	462,454	625,739
TOTAL CURRENT ASSETS	19,579,311	17,704,482

Property, plant and equipment, net	2,277,070	2,377,310
Land use right, net	176,049	177,293
Deferred tax assets	154,113	87,343
Prepaid expenses	-	15,352

TOTAL ASSETS	$22,186,543	$20,361,780

CURRENT LIABILITIES:
Short-term bank loans	$2,327,358	$2,871,832
Accounts payable	6,183,125	4,761,095
Due to related parties	114,838	89,310
Advance from customers	943,783	1,022,647
Accrued liabilities and other payables	173,277	415,216
Taxes payable	507,057	496,359
TOTAL CURRENT LIABILITIES	10,249,438	9,656,459

TOTAL LIABILITIES	10,249,438	9,656,459

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 520,000,000 shares authorized and 20,000,000 shares issued and outstanding as of March 31, 2020 and September 30, 2019	20,000	20,000
Additional paid-in capital	2,126,092	2,126,092
Statutory reserves	973,942	973,942
Retained earnings	8,713,124	7,542,092
Accumulated other comprehensive gain	103,947	43,195
TOTAL SHAREHOLDERS’ EQUITY	11,937,105	10,705,321

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,186,543	$20,361,780

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For The Six Months Ended March 31,
	2020	2019

REVENUE
Revenue - third party	$6,859,219	$9,273,368
Revenue - related party	310,492	908,854
Total revenue	7,169,711	10,182,222

COST OF REVENUE AND RELATED TAX	4,575,084	6,314,531

GROSS PROFIT	2,594,627	3,867,691

OPERATING EXPENSES
Selling expenses	216,530	199,515
General and administrative expenses	693,906	699,291
Research and development expenses	510,864	696,939
Total operating expenses	1,421,300	1,595,745

INCOME FROM OPERATIONS	1,173,327	2,271,946

OTHER INCOME (EXPENSE)
Interest expense, net	(54,505)	(34,285)
Foreign exchange gain (loss)	21,874	(45,444)
Other income, net	80,006	22,234
Total other income (expense), net	47,375	(57,495)

INCOME BEFORE INCOME TAX PROVISION	1,220,702	2,214,451

PROVISION FOR INCOME TAXES	49,670	161,826

NET INCOME	1,171,032	2,052,625

Foreign currency translation gain	60,752	246,545

TOTAL COMPREHENSIVE INCOME	$1,231,784	$2,299,170

Earnings per common share - basic and diluted	$0.06	$0.10
Weighted average shares - basic and diluted	20,000,000	20,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2020 AND 2019

(UNAUDITED)

			Additional			Accumulated Other
	Ordinary Shares		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Total
Balance at September 30, 2018	20,000,000	$20,000	$3,651,358	$649,429	$4,219,095	$461,437	$9,001,319

Net income	-		-	-	2,052,625	-	2,052,625
Statutory reserve	-	-	-	139,496	(139,496)		-
Foreign currency translation gain	-	-	-			246,545	246,545
Balance at March 31, 2019	20,000,000	$20,000	$3,651,358	$788,925	$6,132,224	$707,982	$11,300,489

Balance at September 30, 2019	20,000,000	$20,000	$2,126,092	$973,942	$7,542,092	$43,195	$10,705,321

Net income	-	-	-	-	1,171,032	-	1,171,032
Foreign currency translation gain	-	-	-	-	-	60,752	60,752
Balance at March 31, 2020	20,000,000	$20,000	$2,126,092	$973,942	$8,713,124	$103,947	$11,937,105

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For The Six Months Ended March 31,
	2020	2019
Cash flows from operating activities:
Net income	$1,171,032	$2,052,625
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	170,268	189,167
Loss on disposition of property, plant and equipment	-	1,340
Provision for doubtful accounts	19,495	10,509
Deferred income taxes	(66,902)	(21,960)
Changes in operating assets and liabilities:
Accounts receivable	(331,549)	(14,376)
Accounts receivable - related parties	(269,150)	(1,227,435)
Inventories	(2,682,629)	509,438
Prepaid expenses and other current assets	169,137	269,913
Prepaid expenses	15,628	34,465
Accounts payables	1,404,679	(1,608,667)
Advance from customers	(86,841)	530,267
Advance from customers - related party	-	93,314
Accrued liabilities and other payables	(247,497)	(230,386)
Taxes payable	7,367	149,706
Net cash provided by (used in) operating activities	(726,962)	737,920

Cash flows from investing activities:
Additions to property, plant and equipment	(49,914)	(35,502)
Payments for short-term investments	(5,419,255)	(8,787,469)
Redemption of short-term investments	6,274,928	8,055,619
Collections on advances to related parties	11,870	51,297
Net cash provided by (used in) investing activities	817,629	(716,055)

Cash flows from financing activities:
Proceeds from short-term bank loans	142,612	1,902,810
Repayment of short-term bank loans	(713,060)	(716,321)
Proceeds from related party loans	25,191	93,489
Net cash provided by (used in) financing activities	(545,257)	1,279,978

Effect of exchange rate changes on cash	18,317	43,193

Net increase (decrease) in cash	(436,273)	1,345,036

Cash, beginning of period	1,941,969	853,304

Cash, end of period	$1,505,696	$2,198,340

Supplemental disclosure information:
Cash paid for income tax	$292,225	$444,867
Cash paid for interest	$72,768	$59,421

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Jin Medical International Ltd. (“Jin Med” or the “Company”) was established under the laws of the Cayman Islands on January 14, 2020 as a holding company.

Jin Med owns 100% equity interest of Zhongjin International Limited (“Zhongjin HK”), an entity incorporated on February 25, 2020 in accordance with the laws and regulations in Hong Kong.

Erhua Medical Technology (Changzhou) Co., Ltd. (“Zhongjin Technology”) was formed on September 24, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Zhongjin HK owns 100% equity interest of Zhongjin Technology.

Jin Med, Zhongjin HK and Zhongjin Technology are currently not engaging in any active business operations and merely acting as holding companies.

Changzhou Zhongjin Medical Device Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Device Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Jing’ao Trading”), incorporated on December 18, 2014 in accordance with PRC laws. Changzhou Zhongjin, Taizhou Zhongjin and Jing’ao Trading are collectively referred to as the “Zhongjin Operating Companies” below.

The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in the design, development, manufacturing and sales of wheelchair and other mobility and rehabilitation products to be used by people with disabilities or impaired mobility. The Company’s products are sold to distributors in both China and in the oversea markets.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on November 26, 2020. The reorganization involved the incorporation of Jin Med, Zhongjin HK and Zhongjin Technology, and signing of certain contractual arrangements between Zhongjin Techbology, the shareholders of the Zhongjin Operating Companies and the Zhongjin Operating Companies. Consequently, the Company became the ultimate holding company of Zhongjin HK, Zhongjin Technology, Changzhou Zhongjin and its subsidaries.

On November 26, 2020, Zhongjin Technology entered into a series of contractual arrangements with the shareholders of the Changzhou Zhongjin. These agreements include Share Disposal And Exclusive Option to Purchase Agreement, an Exclusive Business Cooperation And Service Agreement, an Equity Interest Pledge Agreement, and a Proxy Agreement (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Zhongjin Technology has the exclusive right to provide to the Zhongjin Operating Companies consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide Zhongjin Technology with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Changzhou Zhongjin, including absolute control rights and the rights to the assets, property, and revenue of each of the Zhongjin Operating Companies. Therefore, Zhongjin Technology has gained effective control over Zhongjin Operating Companies. Therefore, we believe that the Changzhou Zhongjin should be treated as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company, together with its wholly owned subsidiaries, its VIE and VIE’s subsidiaries, is effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, its VIE and VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Zhongjin Technology	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Jing’ao Trading	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin and Jing’ao Trading (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Zhongjin Technology is deemed to have a controlling financial interest in and be the primary beneficiary of the Zhongjin Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Zhongjin Operating Companies that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the Zhongjin Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Zhongjin Operating Companies shall pay service fees equal to all of their net profit after tax payments to Zhongjin Technology. At the same time, Zhongjin Technology is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of the Zhongjin Operating Companies are solely for the benefit of Zhongjin Technology and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company’s ability to conduct its financial service businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate its VIE and its subsidiaries in its unaudited condensed consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Zhongjin HK and Zhongjin Technology are essentially holding companies and do not have active operations as of March 31, 2020 and September 30, 2019. As a result, total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income presented on the unaudited condensed consolidated statement of income and comprehensive income as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and VIE’s subsidiaries for the six months ended March 31, 2020 and 2019.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2020 (Unaudited)	September 30, 2019
Current assets	$19,579,311	$17,704,482
Non-current assets	2,607,232	2,657,298
Total assets	$22,186,543	$20,361,780
Current liabilities	$10,249,438	$9,656,459
Non-current liabilities	-	-
Total liabilities	$10,249,438	$9,656,459

	For the Six Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Net revenue	$7,169,711	$10,182,222
Net income	$1,171,032	$2,052,625

	For the Six Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$(726,962)	$737,920
Net cash provided by (used in) investing activities	$817,629	$(716,055)
Net cash provided by (used in) financing activities	$(545,257)	$1,279,978

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Impact of Covid-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures. Due to difficulties resulting from the COVID-19 outbreak, including, but not limited to, the temporary closure of the Company’s factory and operations beginning in early February, limited support from the Company’s employees, delayed access to raw material supplies and inability to deliver products to customers on a timely basis, the Company’s business was negatively impacted and generated lower revenues and net income during the six months ended March 31, 2020. The Company resumed normal operations on April 6, 2020. The COVID-19 outbreak has adversely affected the Company’s business operations and operating results for the fiscal year ending September 30, 2020.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the year ended September 30, 2019 included in the Company’s Registration Statement on Form F-1. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment, land use right, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations (see Note 15 - Subsequent Events).

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of March 31, 2020 and September 30, 2019, the Company does not have any cash equivalents.

Short-term investment

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks with maturities within one year. The banks invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 3.4% to 3.5% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the unaudited condensed consolidated statements of income and comprehensive income over the contractual term of these investments.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investment (continued)

The Company had short-term investments of $564,208 and $1,400,894 as of March 31, 2020 and September 30, 2019, respectively. The Company recorded interest income of $21,083 and $14,262 for the six months ended March 31, 2020 and 2019, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2020 and September 30, 2019, allowance for uncollectible balances amounted to $128,015 and $108,285, respectively.

Inventories

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, prepaid expenses and other current assets, accounts payable, due to related parties, advance from customers, accrued liabilities and other payable, taxes payable and short-term bank loans, approximate the fair value of the respective assets and liabilities as of March 31, 2020 and September 30, 2019 based upon the short-term nature of the assets and liabilities.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Property and buildings	20–25 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46 years

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2020 and September 30, 2019.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company generates its revenues primarily through sales of its products. The Company early adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach. The adoption of this standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

ASC 606, “Revenue from Contracts with Customers”, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of March 31, 2020 and September 30, 2019. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of March 31, 2020 and September 30, 2019, other than advances from customers, the Company had no other contract liabilities or deferred contract costs recorded on its consolidated balance sheet, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2020 and 2019 are as the following:

Geographic information

The summary of the Company’s total revenues by geographic market for the six months ended March 31, 2020 and 2019 was as follows:

	For the Six Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
China domestic market	$931,079	$1,460,751
Overseas market	6,238,632	8,721,471
Total revenue	$7,169,711	$10,182,222

Revenue by product categories

The summary of the Company’s total revenues by product categories for the six months ended March 31, 2020 and 2019 was as follows:

	For the Six Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Wheelchair	$5,601,749	$6,656,414
Wheelchair components and others	1,567,962	3,525,808
Total revenue	$7,169,711	$10,182,222

Research and development expenses

In connection with the design and development of wheelchair and other mobility and rehabilitation products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization, depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2020 and 2019, research and development expenses were $510,864 and $696,939, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2020 and 2019. The Company does not believe there was any uncertain tax provision at March 31, 2020 and September 30, 2019.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No income was generated outside the PRC for the six months ended March 31, 2020 and 2019. As of March 31, 2020, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed. VAT tax refunds associated with export sales amounted to $249,580 and $652,566, for the six months ended March 31, 2020 and 2019, respectively.

Since the Company also exports its products to overseas markets, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2020 and March 31, 2019, there were no dilutive shares.

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$”). Zhongjin HK uses Hong Kong dollar as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding companies and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For Six Months Ended March 31,		For the Year Ended September 30,
	2020	2019	2019
Period-end spot rate	US$1=RMB 7.0896	US$1=RMB 6.7119	US$1=RMB 7.1383
Average rate	US$1=RMB 7.0120	US$1=RMB 6.8320	US$1=RMB 6.8767

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of income and comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefit expenses

The Company’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $177,540 and $233,494 for the six months ended March 31, 2020 and 2019, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842) – Targeted Improvements that reduces costs and eases implementation of the leases standard for financial statement preparers. The ASU simplifies transition requirements and, for lessors, provides a practical expedient for the separation of non-lease components from lease components. In March 2019, the FASB issued Accounting Standards Update No. 2019-01, Leases (Topic 842): Codification Improvements (“ASU 2019-01”). ASU 2019-01 provides guidance on transition disclosures related to Topic 250, Accounting Changes and Error Corrections, specifically paragraph 205-10-50-3, which requires entities to provide in the fiscal year in which a new accounting principle is adopted the identical disclosures for interim periods after the date of adoption. The guidance in ASU 2019-01 explicitly provides an exception to the paragraph 250-10-50-3 interim disclosure requirements in the Topic 842 transition disclosure requirements. In November 2019, FASB released ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which modified the implementation date of the standard. For public entities, the guidance will be effective for fiscal year beginning after December 15, 2018 and interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. In June 2020, FASB released ASU No. 2020-05 in response to the ongoing impacts to US businesses in response to the coronavirus (COVID-19) pandemic. ASU No. 2020-05 provides a limited deferral of the effective dates for implementing ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. Private companies and non-for profit entities may defer the adoption of ASU 842 to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. As a smaller reporting entity, the Company plans to adopt this guidance effective October 1, 2022. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The effect date of this update for the Company is October 1, 2020. The Company does not expect this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its unaudited condensed consolidated financial statements.

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2022 for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on our unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

Third Parties	March 31, 2020 (Unaudited)	September 30, 2019
Accounts receivable - third-party customers	$6,857,075	$6,484,594
Less: allowance for doubtful accounts	(128,015)	(108,285)
Accounts receivable – third-party customers, net	$6,729,060	$6,376,309

The Company’s accounts receivable primarily includes balance due from customers when the Company’s wheelchair and other mobility and rehabilitation products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable from third-party customers, approximately 92.1%, or $6.2 million of the March 31, 2020 balance have been subsequently collected. The remaining balance of approximately $0.5 million is expected to be collected before January 31, 2021.

Allowance for doubtful accounts movement is as follows:

	March 31, 2020 (Unaudited)	September 30, 2019
Beginning balance	$108,285	$87,388
Additions	19,196	25,123
Foreign currency translation adjustments	534	(4,226)
Ending balance	$128,015	$108,285

NOTE 4 — INVENTORIES

Inventories consisted of the following:

	March 31, 2020 (Unaudited)	September 30, 2019
Raw materials	$2,844,085	$2,656,501
Work-in-progress	2,499,984	1,700,768
Finished goods	2,655,588	952,616
Inventories	$7,999,657	$5,309,885

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2020 (Unaudited)	September 30, 2019
Other receivable (1)	$225,710	$199,990
Advance to suppliers (2)	236,744	425,749
Prepaid expenses and other current assets	$462,454	$625,739

(1)	Other receivable primarily includes advances to employees for business development, rental security deposit for the Company’s office lease and VAT tax refunds.

(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	March 31, 2020 (Unaudited)	September 30, 2019
Buildings	$2,464,374	$2,387,479
Machinery and equipment	1,772,646	1,738,135
Automobiles	152,382	151,342
Office and electric equipment	564,411	560,560
Leasehold improvement	229,356	227,791
Construction in progress	-	33,458
Subtotal	5,183,169	5,098,765
Less: accumulated depreciation	(2,906,099)	(2,721,455)
Property, plant and equipment, net	$2,277,070	$2,377,310

Depreciation expense was $167,779 and $186,612 for the six months ended March 31, 2020 and 2019, respectively.

In connection with the Company’s bank borrowings from China Agricultural Bank (“ABC Bank”), Changzhou Zhongjin pledged a building of 11,205.83 square meters with a carrying value of RMB 16.7 million (approximately $2.4 million) as collateral (see Note 8).

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	March 31, 2020 (Unaudited)	September 30, 2019
Land use rights	$226,524	$224,978
Less: accumulated amortization	(50,475)	(47,685)
Land use right, net	$176,049	$177,293

Amortization expense was $2,489 and $2,555 for the six months ended March 31, 2020 and 2019, respectively.

In connection with the Company’s bank borrowings from ABC Bank, Changzhou Zhongjin pledged land use right of 16,595.64 square meters with carrying value of RMB 1.6 million (approximately $0.2 million) as collateral as a guarantee of the loans that the Company borrows from ABC bank (see Note 8).

Estimated future amortization expense for land use rights is as follows:

Years ending March 31,

2021	$4,924
2022	4,924
2023	4,924
2024	4,924
2025	4,924
Thereafter	151,429
$176,049

NOTE 8 — BANK LOANS

Short-term bank loans consist of the following:

	Note	March 31, 2020 (Unaudited)	September 30, 2019

Loans payable to Agricultural Bank of China (“ABC Bank”)	(1)	$2,186,306	$2,451,564
Loan payable to Nanjing Bank	(2)	141,052	420,268
Total short-term loans		$2,327,358	$2,871,832

(1)	On March 20, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 10 million (approximately $1.4 million) as working capital for one year, with a maturity date of March 20, 2020. The loan has a fixed interest rate of 5.4375% per annum. Of the RMB 10 million loan, RMB 9.5 million (approximately $1.33 million) was repaid to ABC bank on April 11, 2019 and the remaining RMB 0.5 million (approximately $0.07 million) was subsequently fully repaid upon maturity in March 2020.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8— BANK LOANS (continued)

On June 10, 2019, Changzhou Zhongjin signed a loan agreement with ABC Bank to borrow RMB 17 million (approximately $2.38 million) as working capital for one year, with a maturity date of June 9, 2020. The loan has a fixed interest rate of 5.4375% per annum. Of the RMB 17 million loan, RMB 1.5 million (approximately $0.2 million) was repaid to ABC bank on March 18, 2020 and the remaining RMB 15.5 million (approximately $2.2 million) was subsequently fully repaid in April 2020 and May 2020 prior to the maturity date.

In connection with the above mentioned borrowings with ABC bank, Changzhou Zhongjin signed a maximum pledge agreement with ABC bank and agreed to pledge a building property of 11,205.83 square meters with carrying value of RMB 16.7 million (approximately $2.4 million) and land use right of 16,595.64 square meters with carrying value of RMB 1.6 million (approximately $0.2 million) as collateral to guarantee loans that the Company may borrow from ABC bank. In addition, a related party, the Company’s major shareholders Mr. Erqi Wang, signed a maximum guarantee agreement with ABC bank to provide personal credit guarantees for loans that the Company may borrow from ABC bank during the period of September 19, 2017 to September 18, 2020. Another related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd, also signed a maximum pledge agreement with ABC bank and agreed to pledge its land use right of 28,143.16 square meters with a carrying value of RMB 10.3 million (approximately $1.4 million) as collateral to guarantee loans that the Company may borrow from ABC bank during the period of February 15, 2017 to January 15, 2020. Based on the above mentioned pledge agreements and guarantee agreement, the maximum loans that the Company may borrow from ABC bank was RMB 18.95 million (approximately $2.7 million).

(2)

On December 14, 2018, Taizhou Zhongjin signed a loan agreement with Nanjing Bank Taizhou Branch to borrow RMB 3 million ($420,268) as working capital for one year, with a maturity date of December 13, 2019. The loan has a fixed interest rate of 4.35% per annum. The loan was subsequently fully repaid upon maturity in December 2019.

On March 23, 2020, Taizhou Zhongjin signed a line of credit agreement with Nanjing Bank Taizhou Branch to borrow up to RMB 3 million ($423,156) as working capital for one year, with a maturity date of March 22, 2021. As of March 31, 2020, Taizhou Zhongjin made a withdrawal in an amount of RMB 1 million ($141,052). The loan has a fixed interest rate of 4.35% per annum. The loan was subsequently repaid.

In connection with the above mentioned borrowings with Nanjing bank, a related party, the Company’s major shareholders Mr. Erqi Wang, signed a guarantee agreement with Nanjing bank to provide a guarantee on a maximum RMB 3 million of loans that the Company may borrow from Nanjing bank during the period of November 19, 2018 to November 19, 2023. In addition, Taizhou Zhongjin pledged an apartment property with a carrying value of RMB 0.4 million (approximately $0.06 million) as collateral to guarantee this loan.

For the above mentioned loans, the Company recorded interest expense of $72,768 and $59,421 for the six months ended March 31, 2020 and 2019, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS

a.	Accounts receivable, net - related parties

Accounts receivable, net - related parties consists of the following:

Name	Related party relationship	March 31, 2020 (Unaudited)	September 30, 2019
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$2,186,761	$1,916,614
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	9,229	-
Total accounts receivable, net - related parties		$2,195,990	$1,916,614

For accounts receivable due from related parties, approximately 95.2%, or $2.1 million of the March 31, 2020 balance have been subsequently collected. The remaining balance of approximately $0.1 million is expected to be collected before January 31, 2021.

b.	Due from related parties

Due from related parties consists of the following:

Name	Related party relationship	March 31, 2020 (Unaudited)	September 30, 2019
Mr. Erqi Wang	CEO and controlling shareholder of the Company	$42,214	$60,015
Huaniaoyuan Environmental Engineering (Changzhou) Co., Ltd.	An entity controlled by the CEO	7,038	-
Other shareholders of the Company	Minority shareholders	72,994	73,057
Total due from related parties		$122,246	$133,072

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances are non-interest bearing and due upon demand. 94.2% of the outstanding balance of these due from related parties has been subsequently collected. The remaining balance of approximately $0.01 million is expected to be collected before January 31, 2021.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS (continued)

c.	Due to related parties

Due to related parties consists of the following:

Name	Related party relationship	March 31, 2020 (Unaudited)	September 30, 2019
Jiangsu Weiqier Health Technology Co., Ltd.	An entity controlled by the CEO	$89,923	$89,310
Changzhou Zhongjian Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	9,828	-
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	15,087	-
Total due to related parties		$114,838	$89,310

As of March 31, 2020 and September 30, 2019, the balance due to related parties was comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

d.	Revenue from a related party

The Company made sales to Zhongjing Kanglu, a related party entity controlled by the Company’s Chairman and CEO, in the total amount of $310,492 and $908,854, for the six months ended March 31, 2020 and 2019, respectively.

e.	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from ABC bank and Nanjing Bank, the Company’s major shareholder, Mr. Erqi Wang, signed guarantee agreements with the banks to provide personal credit guarantee for these loans, and the Company’s related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd., also signed a pledge agreement with ABC bank for these loans (see Note 8).

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 16.5%. However, it did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2020 and 2019, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Zhongjin Technology, Changzhou Zhongjin, Taizhou Zhongjin and Jing’ao Trading are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the Company’s major VIE operating entities in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and December 2018, respectively, which are valid for three years.

In addition, based on the EIT Law of PRC, and according to the Notice on Further Expanding the Scope of Income Tax Preferential Policies for Small Low Profit Enterprises issued by the Ministry of Finance and the State Administration of Taxation on July 11, 2018, for the year ended December 31, 2018, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income up to RMB 1 million no more is subject to a reduced rate of 10%. According to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019, from January 1, 2019 to December 31, 2021, the portion of its taxable income up to RMB1 million is subject to a reduced rate of 5% and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. Jing’ao Trading is qualified as a small-scale minimal profit enterprise for six months ended March 31, 2020 and 2019.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2020 and 2019 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Jing’ao Trading is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $127,721 and $221,187 for the six months ended March 31, 2020 and 2019, respectively. The effect of the tax holidays on net income per share (basic and diluted) was $2.55 and $4.42 for the six months ended March 31, 2020 and 2019, respectively.

The components of the income tax provision are as follows:

	For the Six Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Current tax provision
BVI	$-	$-
Hong Kong	-	-
PRC	116,572	183,786
	116,572	183,786
Deferred tax benefit
BVI
Hong Kong
PRC	(66,902)	(21,960)
	(66,902)	(21,960)
Income tax provision	$49,670	$161,826

Deferred tax assets are composed of the following:

	March 31, 2020 (Unaudited)	September 30, 2019
Deferred tax assets:
Net operating loss carry-forwards	$7,782	$75,938
Inventory	136,128	75,615
Allowance for doubtful accounts	19,265	16,261
Total	163,175	167,814
Valuation allowance	(9,062)	(80,471)
Total deferred tax assets	$154,113	$87,343

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

Movement of the valuation allowance:

	March 31, 2020 (Unaudited)	September 30, 2019

Beginning balance	$80,471	$39,074
Current year addition (reduction)	(69,438)	44,505
Exchange difference	(1,971)	(3,108)
Ending balance	$9,062	$80,471

The Company’s subsidiary, Taizhou Zhongjin, incurred a cumulative net operating loss (“NOL”) which may reduce future corporate taxable income. As of September 30, 2019, the cumulative NOL was $506,253. During the six month ended March 31, 2020, Taizhou Zhongjin utilized its NOL of $454,375, resulting in a remaining cumulative NOL of $51,878 as of March 31, 2020 which will expire in 2024.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Taizhou Zhongjin. The Company provided a 100% allowance for its deferred tax assets of Taizhou Zhongjin as of March 31, 2020 and September 30, 2019.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2020 and 2019:

	For the Six Months Ended March 31, (Unaudited)
	2020	2019
China Income tax statutory rate	25.0%	25.0%
Effect of PRC tax holiday	(10.2)%	(10.0)%
Permanent difference	0.4%	0.1%
Research and development tax credit	(4.7)%	(3.5)%
Change in valuation allowance	(6.4)%	(4.3)%
Effective tax rate	4.1%	7.3%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2020, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(b)	Taxes payable

Taxes payable consist of the following:

	March 31, 2020 (Unaudited)	September 30, 2019
Income tax payable	$496,343	$446,340
Value added tax	5,087	36,809
Other taxes payable	5,627	13,210
Total taxes payable	$507,057	$496,359

NOTE 11 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2020 and September 30, 2019, $1,495,285 and $1,925,591 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the six months ended March 31, 2020 and 2019, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the six months ended March 31, 2020, two customers accounted for approximately 68.7% and 10.4% of the Company’s total revenue, respectively. For the six months ended March 31, 2019, one customer accounted for approximately 73.7% of the Company’s total revenue.

As of March 31, 2020, two customers accounted for 29.1% and 28.5% of the accounts receivable balance, respectively. As of September 30, 2019, two customers accounted for 30.5% and 30.2% of the accounts receivable balance, respectively.

For the six months ended March 31, 2020 and 2019, no supplier accounted for more than 10% of the purchases.

As of March 31, 2020 and September 30, 2019, one supplier accounted for 29.4% and 46.0% of the accounts payable balance, respectively.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Jin Med was established under the laws of the Cayman Islands on January 14, 2020. The authorized number of ordinary shares was 50,000,000 shares with par value of US$0.001 per share and 20,000,000 shares were issued. The issuance of these 20,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Statutory reserve and restricted net assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries is restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of March 31, 2020 and September 30, 2019, the restricted amounts as determined pursuant to PRC statutory laws totaled $973,942, and total restricted net assets amounted to $3,120,034.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

Lease commitment

The Company’s VIE’s subsidiary, Taizhou Zhongjin, leases a factory building as the manufacturing plant and administrative office and it also leases apartments as dormitories for its workers, and Changzhou Zhongjin leases apartments as dormitories for its workers, and Jing’ao Trading leases office an administrative office. These non-cancelable operating lease agreements have various expiration dates between 2019 and 2037. On April 20, 2014, Taizhou Zhongjin signed a lease agreement with the landlord to lease a factory building for 20 years, with annual rent of approximately $36,000 (RMB 250,000). Taizhou Zhongjin invested a total of $0.76 million (RMB 5 million) as leasehold improvement to decorate the leased factory. Pursuant to the lease agreement, the annual rent expense was waived by the landlord to offset against the leasehold improvement until the end of the lease.

Rent expense for the six months ended March 31, 2020 and 2019 was $29,525 and $18,517, respectively.

As of March 31, 2020, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ending March 31,
2021	$19,613
2022	169
2023	169
2024	169
2025	169
Thereafter	2,158
$22,447

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures high-quality wheelchair and other mobility and rehabilitation products. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SUBSEQUENT EVENTS

On April 2, 2020, the Company’s VIE entity, Changzhou Zhongjin, signed a loan agreement with ABC Bank to borrow RMB 4.0 million ($560,358) as working capital for one year, with a maturity date of April 1, 2021. The loan has a fixed interest rate of 5.4375% per annum. The loan was subsequently fully repaid on May 11, 2020.

On April 22, 2020, the Company’s VIE entity, Changzhou Zhongjin, signed a loan agreement with Bank of China to borrow RMB 5.0 million ($700,447) as working capital for one year, with a maturity date of April 21, 2021. The loan has a fixed interest rate of 4.35% per annum.

On May 11, 2020, the Company’s VIE entity, Changzhou Zhongjin, signed a loan agreement with Jiangsu Bank to borrow RMB 10.0 million ($1,400,894) as working capital for one year, with a maturity date of May 10, 2021. The loan has a fixed interest rate of 4.35% per annum.

The Company evaluated the subsequent event through December 23, 2020, which is the date of the issuance of unaudited condensed consolidated financial statements, and concluded that there is no additional subsequent events except disclosed in above that would have required adjustment or disclosure in the financial statements.

Until [●], 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[ ] Ordinary Shares

JIN MEDICAL INTERNATIONAL LTD.

Prospectus dated [   ], 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

We expect that our post-offering memorandum and articles of association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We will enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering will also provide for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding share capital issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

In connection with our incorporation, we issued an aggregate of 20,000,000 ordinary shares to certain investors for an aggregate of $20,000 on January 14, 2020.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder , in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(e)	That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(g)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(h)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Memorandum and Articles of Association*
4.1	Registrant’s Specimen Certificate for Ordinary Shares**
5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Ordinary Shares being registered**
8.1	Opinion of Beijing Dacheng Law office, LLP (Shanghai) regarding certain PRC tax matters (included in Exhibit 99.3)**
10.1	Form of Employment Agreement by and between executive officers and the Registrant**
10.2	Form of Indemnification Agreement between the Registrant and its directors and officers**
10.3	Exclusive Cooperation and Service Agreement*
10.4	Equity Interest Pledge Agreement*
10.5	Share Disposal and Exclusive Option to Purchase Agreement*
10.6	Proxy Agreement*
10.7	English translation of the Sales Framework Contract between the Registrant and Nissin Medical Industries Co., Ltd.*
14.1	Code of Business Conduct and Ethics of the Registrant**
21.1	List of Subsidiaries**
23.1	Consent of Friedman LLP**
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)**
23.3	Consent of Beijing Dacheng Law office, LLP (Shanghai) (included in Exhibit 8.1 and 99.3)**
99.1	Industry Report by Frost & Sullivan*
99.2	Consent of Frost & Sullivan**
99.3	Opinion of Beijing Dacheng Law office, LLP (Shanghai), People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE Agreements**

*	Filed herewith.
**	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Changzhou, Jiangsu, China, on December 23, 2020.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Mr. Erqi Wang
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Erqi Wang	Chief Executive Officer and Chairman of the Board of Director	December 23, 2020
Name: Erqi Wang

/s/ Ziqiang Wang	Chief Financial Officer	December 23, 2020
Name: [●]

/s/ [●]	Independent Director	December 23, 2020
Name: [●]

/s/ [●]	Independent Director	December 23, 2020
Name: [●]

/s/ [●]	Independent Director	December 23, 2020
Name: [●]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on December 23, 2020.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President